
03058368



Cumberland Bancorp, Inc.

Annual Report 2002

5 banks

2 partner banks

5 affiliates

13 counties

371 employees

1,085 shareholders

50,000 customers


PROCESSED
MAY 09 2003
THOMSON
FINANCIAL

one mission

Financial Highlights


ASSETS (in millions)
700
600
500
400
300
200
100
98
99
00
01
02


LOANS (in millions)
700
600
500
400
300
200
100
98
99
00
01
02


DEPOSITS (in millions)
700
600
500
400
300
200
100
98
99
00
01
02


EQUITY (in millions)
45
40
35
30
25
20
15
98
99
00
01
02


NET INCOME (in thousands)
4,800
4,200
3,600
3,000
2,400
1,800
1,200
600
98
99
00
01
02


RETURN ON EQUITY


16
14
12
10
8
6
4
2
98
99
00
01
02

Table of Contents


CALLOWAY
(KY)
ROBERTSON
MACON
SUMNER
SMITH
DAVIDSON
GIBSON
LAUDERDALE
WILLIAMSON
TIPTON
MADISON
WARREN
SHELBY
24
65
40

The mission

>*ENHANCE* shareholder value

>*BUILD* strong customer relationships

>*NURTURE* officers and employees

by profitably marketing financial products and services
to relationship-oriented small businesses and consumers
in Tennessee and contiguous states.

Dear Shareholders

The past two years have been challenging for our company, Cumberland Bancorp. Our earnings and market capitalization have suffered from problem loans, operating inefficiencies, and adverse national economic conditions. We believe that the worst is behind us, and even though earnings will continue to be impacted in the immediate future, we are encouraged and now focus our attention on building a strong banking franchise which should provide long-term profitability and stability for you our shareholder.

Net income in 2002 was $521,000, which compares to $209,000 in 2001 and $4.2 million in 2000. The most significant negative factor was the impact of problem loans: in 2002, provision for loan losses was $6.8 million, compared to $6.4 million in 2001 and $2.6 million in 2000.

Our focus on resolving credit quality issues and creating a new and conservative credit culture is proving successful. As a result, our growth rate has slowed. Assets increased to $720 million at year-end 2002, as compared to $668 million at the prior year-end, a growth rate of 7.8%. However, the number of customer relationships grew at a significantly higher rate.

Some of the issues facing our company reflect national economic conditions. For the last several quarters, banking industry profits and growth have been adversely impacted by the combination of unprecedented low interest rates and a stubborn economic recession. Our industry, which traditionally reflects the level and direction of economic activity, has been challenged with loan losses from businesses and individuals who are impacted by the recession and slowing economic activity.

The solution to returning our company to a leadership position is simple: we must remedy existing problem assets, enhance our credit culture to limit future loan losses, develop consistent processes to achieve economies of scale, and improve interest margins by developing sources of lower cost funds. Our response to address these imperatives has been to:

> identify and isolate problem loans,

> build a new management team, and

> develop an infrastructure to facilitate future growth and profitability.

The key to our future success is the development of our management team. In December 2002, Richard E. Herrington joined our corporate family as President and Chief Executive Officer of Cumberland Bancorp. A veteran of 25 years in Tennessee community banking, Herrington brings to our team demonstrated sound financial management skills, a keen awareness of community bank marketing, and strong leadership.

In January 2003, R. Todd Vanderpool became the corporation's Senior Credit Officer and Chairman of the Corporate Credit Committee. Vanderpool joined Cumberland Bancorp in November 2001 after many years of experience as a bank president and senior loan officer in the MidSouth area.

Herrington and Vanderpool join Joel H. Porter (Chairman of the Board's Executive Committee), Thomas E. Paschal (Director of Franchise Development), and Danny J. Herron (Director of Marketing and Public Relations) to form our senior management team.

The management team has identified four priorities to return Cumberland Bancorp to its position as a leading financial institution:

> Soundness – to manage corporate assets, personnel, reputation, and income consistent with sound business and banking practices

> Growth – to maintain growth rates consistent with corporate capital and to exceed the area's economic growth rate

> Profitability – to consistently be among the high performing banking companies in the peer group

> Corporate Citizenship – to be a responsible and responsive citizen in our local communities

Our corporate recovery will not come overnight, instead it will be the result of methodically addressing each of our problems. The problem resolution began in early 2002 and received further impetus in December 2002 when we raised $5.4 million in new equity capital to fund infrastructure improvements and facilitate future growth.

In January 2003, C. M. (Bill) Gatton joined the Board of Directors of Cumberland Bancorp. Gatton is the former founder and Chairman of Area Bancshares, a $3 billion banking company headquartered in Owensboro, Kentucky.

Our plans are ambitious, but we believe them to be achievable. An important ingredient to our success is the continuing support of our investors, communities, and customers. We thank you for your loyal patronage.



John S. Wilder, Sr.
Chairman

Joel H. Porter
Chairman, Executive Committee

Richard E. Herrington
President and Chief Executive Officer

LEFT TO RIGHT
Richard E. Herrington
Joel H. Porter
John S. Wilder, Sr.

Reality Check

What happens when you combine the synergetic zeal of 300+ people with 7 dynamic markets?

You have more than 300 ways to move business forward.

The mission is to enhance shareholder value, build strong customer relationships and nurture officers and employees by profitably marketing financial products and services to relationship-oriented small businesses and consumers in Tennessee and contiguous states.

The strength of our company is two-fold: the experience and commitment of the people within our organization and the diversity and economic prosperity of the markets that we serve. We believe the combination of these two strengths provides the impetus for the growth and profitability of Cumberland Bancorp.

Our people bring to each of our markets incredible knowledge and enthusiasm and help us serve 36% of the market in the state of Tennessee. Spanning much of Middle and West Tennessee, Cumberland Bancorp has a profitable multi-geographic market strategy that is not solely dependent on one area.

Our footprint spans five diverse, wholly-owned banks with 23 offices and $720 million in assets. We also have two partner banks, a high-tech, "virtual" bank in Tennessee and a traditional community bank in southern Kentucky. Serving over 50,000 customers, our footprint covers twelve dynamic counties in Middle and West Tennessee: Williamson, Davidson, Robertson, Sumner, Macon, Smith, and Warren Counties in Middle Tennessee and Shelby, Tipton, Lauderdale, Gibson and Madison Counties in West Tennessee.

One of the key values that distinguishes our banks in their communities is our basic philosophy of localized decision making. We firmly believe that the best customer decisions are made at the point of contact and that we best serve our communities by understanding the community's unique needs. As we continue to grow, our hometown values, combined with our professionalism and progressive banking technology, will make us a leader in our communities.

Welcome Home

Middle Tennessee We are very active in Middle Tennessee, with a concentration of offices serving personal and business customers in the area. Located within a short distance of the State Capitol in Nashville are two of our banks, one of our partner banks, and our corporate offices. These offices are strategically located along the growth corridors formed by the intersection of Interstate highways 65 and 40.

The Community Bank, which includes The Bank of Brentwood and The Bank of Franklin in Williamson County and The Bank of Green Hills in the southern edge of Davidson County, is located in an area rich in history and tradition. With $179 million in assets and 54 employees, the bank serves varied markets: quaint areas with small-town charm as well as bustling, sophisticated areas with major retail centers. Williamson County is also a technology-driven community benefiting from a concentration of the health care industry, a new, rapidly emerging retail trade epicenter, and a vibrant music industry. As a result, the county is Tennessee's fastest-growing and wealthiest, ranking in the top ten counties in the United States in per capita income.



Thomas E. Paschal, Cumberland Bancorp Director of Franchise Development, stands by the Cordell Hull bridge in Carthage, Tennessee. Crossing the Canny Fork River, the bridge is one of the oldest landmarks in the area.

In late 2002, we relocated our corporate headquarters to the growing Cool Springs area of Williamson County in southern Middle Tennessee. An important strategy of ours is to bring together operating and technology functions at the Cool Springs center.

Located 50 miles east of Nashville off Interstate 40 in the majestic hills of Middle Tennessee is the home of Cumberland Bank in Carthage. With a total of nine branches, the bank has $290 million in assets and employs 112 people. Cumberland Bank stretches from McMinnville, often called the "Nursery Capital of the World", in the southeastern part of Middle Tennessee northward to farmlands surrounding Carthage and westward to the rapidly growing communities of Gallatin, Portland, Springfield, and White House.

West Tennessee Three banks comprise the Cumberland Bancorp network in West Tennessee: BankTennessee, Bank of Dyer and Bank of Mason. These span the five counties of Shelby, Lauderdale, Gibson, Madison and Tipton.

BankTennessee, with $186 million in assets, operates 5 banking offices and has 57 employees in Shelby and Lauderdale Counties. Shelby County has long been recognized as "America's Distribution Center", but in recent years it has been known as "North America's Logistics Center" as its importance has expanded to all of North America. Critical to this expansion is the Memphis International Airport, which has spurred the rapid growth of FedEx Corporation, United Parcel Service, and other overnight carriers. Shelby County's location on the Mississippi River gives it a significant presence on the nation's major inland waterway. Meanwhile, plans continue for the completion of Interstate highway 69, a roadway that will connect Mexico and Canada with Shelby County positioned to be its central hub.

BankTennessee is headquartered in the affluent, fast-growing city of Collierville, adjacent to Memphis in the eastern part of Shelby County. Collierville is also home to the FedEx World Technology Center and other high-tech, global firms. Additional branch locations serve downtown Memphis, an area experiencing rebirth and revitalization, the prosperous East Memphis area, and Ripley in Lauderdale County, north of Shelby County on the banks of the Mississippi River.

Bank of Dyer operates four offices in Gibson and Madison Counties. The bank has $50 million in assets and 26 employees. Its customer base reflects the diversity of the communities we serve with a rural focus in the Gibson communities of Dyer and Humboldt and a commercial focus in an office just north of bustling Jackson.



R. Todd Vanderpool, Senior Credit Officer for Cumberland Bancorp, is in Downtown Memphis to meet with a client.

Bank of Mason, the oldest of our banks, was founded in 1902. Located in the southwest corner of Tipton County, it is the smallest bank in the holding company with $11 million in assets and 7 employees.

Partner Banks Our two partner banks are The Murray Bank in Murray, Kentucky, and Insurors Bank of Tennessee in Nashville. We own 50% of each of these banks with the other 50% owned by other investors. Both are relatively new and target different customers.

The Murray Bank is a traditional community bank which has grown rapidly to $96 million in assets and 41 employees. Chartered in 1999 as the first "grass roots" bank chartered in Calloway County since the 1930s, it is the only local, independent bank in the area. Murray is the home of Murray State University, a 10,000-student college that is part of the Kentucky university system.

By contrast, Insurors Bank of Tennessee, headquartered in Nashville, is an "affinity" bank with no branches and is referred to as The Bank of the Future, Today. It "virtually" serves the entire state of Tennessee without benefit of branch offices by utilizing the latest technologies to deliver traditional banking services remotely to every community in the state. This partner bank fills an industry niche by primarily targeting Tennessee insurance agencies, their employees, and their clients. Chartered in 1999, the Insurors Bank has $42 million in assets and only 11 employees.

Opportunities Are Here

Quality customer service, advanced banking technology, and local decision making are three of our core values and are the differentiating characteristics that will propel our bank into the future. These values are the foundation of our organization's culture and will not be compromised. However, there are significant growth opportunities and ways to improve our culture by expanding customer relationships even more.

Many factors are changing the way customers seek to satisfy their financial needs. In this environment, we believe that our commitments to excellent service, creative product offerings, and technological innovation will position us to be a preferred provider of financial products and services to our personal and business customers.



Sandra G. Green (left), assisted by Beverly J. Stephens (right), manages the Heritage program at The Community Bank.

Our niche is providing products and services that are driven by the people and communities we serve, and we are currently enhancing several traditional as well as technology-driven products. One of these is for our mature customers, a growing segment in the national market. As baby boomers mature, their needs and concerns change. Our Heritage Checking program has unique features that bring value to this expanding customer segment. Key features include monthly travel events, topical seminars, and value-added banking services. This product also provides our banks with a significant source of funds and more opportunities to offer other services that enhance our customers' financial management options. Heritage Checking is currently under development at The Community Bank, but we anticipate that it will be integrated into our other banks' product lines in the future.

The needs and desires of banking customers are changing with the growth of computer technology. Banking convenience is taking on a new dimension; convenience is now defined as access to banking information 24 hours a day, seven days a week. To meet our commitment to customer service, we are upgrading our telephone banking and internet banking capabilities. The "Hometown Touch" telephonic banking system will be available in April, and we expect our new internet branch to be "open for business" in the third quarter of 2003. We continue to look for more innovative ways to serve our customers.

Computer technology is not only redefining banking convenience, it is also creating new "economies of scale" with back-office banking operations. A major focus of our company is to centralize and consolidate operating functions and to use technology to more cost effectively render a higher quality of service.

Moving Forward

There is a synergy of spirit and commitment in our company. We are all striving to bring increased value to our customers, our communities, our employees, and our shareholders. Together, we look forward to many more new opportunities and a bright future . . . the best is yet to come.


HARDISON
PLANNED UNIT

C.M. (Bill) Gatton (left) and Danny J. Herron (right) tour Hardison Hills subdivision in Franklin, TN. Gatton is the newest Director having joined the Board in November 2002. Herron is Director of Public Relations and Marketing for Cumberland Bancorp, Inc.

Cumberland Bancorp

Board of Directors and Corporate Officers

John S. Wilder, Sr.
Chairman,
Cumberland Bancorp, Inc.
Lieutenant Governor,
State of Tennessee

Richard E. Herrington
President and
Chief Executive Officer,
Cumberland Bancorp, Inc.

Joel H. Porter
Chairman,
Board Executive Committee,
Cumberland Bancorp, Inc.
Partner, Burch, Porter and
Johnson, PLLC

H. Thomas Brooks
Retired Pharmacist and
Former Vice-Mayor and Alderman
of Collierville, Tennessee

Carol Martin (C.M.) Gatton
Owner, Automobile Dealerships

Ronald D. Gibson
President, The Murray Bank

Danny J. Herron
Executive Vice President,
Director of Public Relations
and Marketing,
Cumberland Bancorp, Inc.

Frank Inman, Jr.
Chairman of the Board,
Inman Construction

Thomas E. Paschal
Executive Vice President,
Director of Franchise Development,
Cumberland Bancorp, Inc.

Paul M. Pratt, Sr.
President, Full Service Insurance

E. Alexander Richmond
Partner, Richmond and Franklin,
A Real Estate Investment Company

James L. Rout
Businessman and Former Mayor
of Shelby County, Tennessee

John S. Shepherd
Self-Employed Investor and
Collierville Merchant

R. Todd Vanderpool
Executive Vice President,
Senior Credit Officer,
Cumberland Bancorp, Inc.

William E. Wallace
President, InsCorp, Inc.

Herman W. Cox, Jr.
Director Emeritus

Officers
Richard E. Herrington,
President and
Chief Executive Officer
Danny J. Herron,
Executive Vice President
Thomas E. Paschal,
Executive Vice President
R. Todd Vanderpool,
Executive Vice President
Andrew J. LoCascio,
Senior Vice President and
Chief Financial Officer
Ashley P. Hill, III,
Senior Vice President
Deborah L. McCormick,
Senior Vice President
Martha Jo Owen,
Senior Vice President
Coleen P. Sumner,
Senior Vice President
Linda J. Cochran,
Vice President
Kevin A. Herrington,
Vice President
Anna M. McNiell,
Vice President
Betty Carol Purcell,
Vice President
Phyllis F. Calcote,
Assistant Vice President
V. Lucette Kemp,
Assistant Vice President
Seresa T. Morgan,
Assistant Vice President
Douglas W. (Dee Dee) Power,
Assistant Vice President
Jason E. Herrington,
Assistant Vice President



LEFT TO RIGHT
BACK ROW
H. Thomas Brooks
Ronald D. Gibson
John S. Shepherd
James L. Rout
Frank Inman, Jr.
R. Todd Vanderpool
Danny J. Herron
MIDDLE ROW
William E. Wallace
Thomas E. Paschal
BOTTOM ROW
Joel H. Porter
John S. Wilder, Sr.
Richard E. Herrington
E. Alexander Richmond
Paul M. Pratt, Sr.
NOT PICTURED
Carol Martin (C.M.) Gatton
Herman W. Cox, Jr.

Banks' Boards of Directors and Bank Officers

BANK OF DYER
Dyer, Tennessee

Board
James D. Harrell,
President
Dr. Phillip E. Agee
Wallace Alford
Eddie Bone
Laurie L. Gamble
Robert M. Graning
John C. Hale
Frank Inman, Jr.
Austin Lewis
Dr. Robert McAlexander
Thomas L. Presgrove
Jeffrey Reasons

Officers
James D. Harrell,
President
Laurie L. Gamble,
Executive Vice President
Philip L. Perkins,
Senior Vice President
Selene S. Barron,
Vice President
Vickie Carter,
Vice President
Becky E. Montgomery,
Vice President
Louis E. Turner,
Vice President

BANK OF MASON
Mason, Tennessee

Board
Samuel R. Long,
President
R. Todd Vanderpool
Louise M. Cocke
Martha Jo Owen
Mary C. Tapp
John S. Wilder, III
Henry W. Williamson, Sr.
John A. Williamson

Officers
Samuel R. Long,
President
Louise M. Cocke,
Vice President
Nancy E. Henderson,
Assistant Vice President

BANKTENNESSEE
Collierville, Tennessee

Board
Joel H. Porter,
Chairman
R. Todd Vanderpool,
President
H. Thomas Brooks
Herman W. Cox, Jr.
H. Wright Cox, III
Philip C. Fons
Randal H. Lankford
Jimmy A. Lott
Crawford McDonald
James L. Rout
John S. Shepherd
R. Eugene Smith, Ph.D. (CGFM)
John S. Wilder, Sr.

Officers
R. Todd Vanderpool,
President
H. Wright Cox, III,
Executive Vice President
Philip C. Fons,
Executive Vice President
JoAnne T. Hamlin,
Senior Vice President
Beverly A. Holmgren,
Senior Vice President
Walter E. Plumlee, Jr.,
Senior Vice President
Janet E. Baldwin,
Vice President
R. Keith Davidson,
Vice President
Regina G. Fleming,
Vice President
Eva J. Hewlett,
Vice President
Robert J. McClenahan,
Vice President
Joshua H. Baer,
Assistant Vice President
Carolyn A. O'Rear,
Assistant Vice President
Barbara J. Robbins,
Assistant Vice President
Angela G. Sutton,
Assistant Vice President
JoAnna H. Talley,
Assistant Vice President
Sharon L. Ticer,
Assistant Vice President
Betty M. Edmunds,
Officer
Steve Steed,
Officer
Judy Sulton-White,
Officer
Julia W. Wilson,
Officer

THE COMMUNITY BANK
Nashville, Tennessee

Board
Danny J. Herron, President
Thomas H. Bain
Freddie G. Goodpasture
Frank Inman, Jr.
Mikael W. Jacobs
Larry W. Kain
Thomas E. Paschal
Joel H. Porter
Paul M. Pratt, Sr.
Thomas M. Price
John S. Wilder, Sr.
Mary Bennie Wilson

Officers
Danny J. Herron,
President
Larry W. Kain,
Executive Vice President
Roddy L. Story,
Executive Vice President
Mary Bennie Wilson,
Executive Vice President
Charles F. Isaacs,
Senior Vice President
Steve W. King,
Senior Vice President
Janice M. Simpson,
Senior Vice President
Bruce C. Trimble,
Senior Vice President
Darinda D. Boyd,
Vice President
Bradley D. Houser,
Vice President
Dawn H. Bolen,
Assistant Vice President
Sandra G. Green,
Assistant Vice President
Cheryl M. Plummer,
Assistant Vice President
James Craig Roberts,
Assistant Vice President
Paula M. Sanders,
Assistant Vice President
Joan D. Crutcher,
Officer
Nancy C. Davis,
Officer
Lisa M. Donoho,
Officer
Al L. Gregory, Jr.
Officer
Wayne C. Stephens,
Officer
Carolyn S. Swearingen,
Officer

Banks' Boards of Directors and Bank Officers

CUMBERLAND BANK
Carthage, Tennessee

Board
Thomas E. Paschal, Chairman
Michael W. Cook, President
Leonard Harville
R. Larry Hensley
Dan P. Herron
Frank Inman, Jr.
Joel H. Porter
E. Alexander Richmond
H. Wesley Rigsby
Helen Royster
John S. Wilder, Sr.
Larry T. Wilkerson

Officers
Michael W. Cook, President
Shelia F. Ferrell, Executive Vice President
Frances Sue Teat, Executive Vice President
Jeffrey A. Bond, Senior Vice President
Paula C. DeBerry, Senior Vice President
Mark C. McDowell, Senior Vice President
John N. Boyers, Vice President
Brentt R. Crouch, Vice President
Jerry L. Fagg, Vice President
H. Wesley Rigsby, Vice President
Jamie R. Summers, Vice President
Lurlie L. Underwood, Vice President
Patricia B. White, Vice President
Deborah J. Bane, Assistant Vice President
Sheryl A. Byrd, Assistant Vice President
Linda R. Denyes, Assistant Vice President
Linda Michele Donio-Boyd, Assistant Vice President
Karan K. Graham, Assistant Vice President
Dana R. Green, Assistant Vice President
Jason L. Hall, Assistant Vice President
Angela F. Harris, Assistant Vice President
Edith A. Kirkpatrick, Assistant Vice President
John Eric Kittrell, Assistant Vice President
Kimberly R. Starnes, Assistant Vice President
Vanessa P. Woodard, Assistant Vice President

INSURORS BANK OF TENNESSEE
Nashville, Tennessee
(Partner Bank)

Board
William E. Wallace, Chairman
Michael A. Qualls, President
S. Norfleet Anthony, Jr.
Richard E. Herrington
Richard S. Hollis, Jr.
Don R. Jordan
Thomas H. Loventhal
Mark C. McDowell
Thomas E. Paschal
C. Louis Patten, Jr.
Maurice W. Pinson
Charles T. Tagman, Jr.
Eldon B. (Jack) Thoma, II
Reese K. Thomas

Officers
Michael A. Qualls, President
Anne J. Cheatham, Senior Vice President
James H. Rieniets, Jr. Senior Vice President
J. Scott Gupton, Vice President
Frances S. Laney, Vice President
Joan B. Marshall, Vice President
David R. Reynolds, Vice President
G. Stiles Rougeou, Vice President
Joe B. Sullivan, III, Vice President

THE MURRAY BANK
Murray, Kentucky
(Partner Bank)

Board
Richard W. Jones, Chairman
Ronald D. Gibson, President
Harry T. Furches, III
David R. Graham
Joel H. Porter
J. Stuart Poston
John S. Shepherd
Jerry Don Smith
Robert F. Swift
David M. Taylor
Charles D. Tucker, M.D.
John S. Wilder, Sr.

Officers
Ronald D. Gibson, President
David M. Hornback, Senior Vice President
Jerry Don Smith, Senior Vice President
Bob R. Manning, Vice President
David L. Severns, Vice President
Marlene D. Geib, Assistant Vice President
F. Trice Seargent, Assistant Vice President

Affiliates' Boards of Directors and Officers

CUMBERLAND FINANCE, INC.
Carthage, Tennessee

Board
Jeff A. Bond
John H. Boyers
Michael W. Cook
Dan P. Herron

Officers
G. Steve Huddleston, President
Amanda C. Hiatt, Secretary

CUMBERLAND MORTGAGE COMPANY
Carthage, Tennessee

Officers
H. Wesley Rigsby, Manager
Linda R. Denyes, Supervisor

FAYETTE COUNTY TITLE COMPANY
Somerville, Tennessee

Board
Ray. W. Rosser,
Chairman and President
R. Todd Vanderpool,
Secretary
John S. Shepherd
Michael A. Fearnley

INSURETENNESSEE, INC.
Carthage, Tennessee

Board
S. Norfleet Anthony, Jr., President
Sandra G. Barrios, Secretary
H. Wright Cox, III
Scott T. Paschal
Thomas E. Paschal

Officers
S. Norfleet Anthony, Jr., President
Sandra G. Barrios, Secretary

TITLETENNESSEE, LLC.
Collierville, Tennessee

Locations

Banks

Bank of Dyer
Bank of Dyer 126 South Main Street • Dyer, TN 38330 • 731·692·3724
Humboldt Bank 316 North 22nd Avenue • Humboldt, TN 38343 • 731·784·4178
Humboldt Bank 2535 North Central • Humboldt, TN 38343 • 731·784·0938
Three Way Bank 388 Highway 45 West • Humboldt, TN 38343 • 731·824·1411
www.bankofdyer.com

Bank of Mason
327 Highway 70 • Mason, TN 38049 • 901·294·2775

BankTennessee
Collierville-Schilling Farms 1125 West Poplar Avenue • Collierville, TN 38017 • 901·854·0854
Collierville-Historic Square 100 West Mulberry Street • Collierville, TN 38017 • 901·854·7854
Memphis-Downtown 150 Court Avenue • Memphis, TN 38103 • 901·525·5533
Memphis-East 5540 Poplar Avenue • Memphis, TN 38119 • 901·767·8170
Ripley 312 Cleveland Street • Ripley, TN 38063 • 731·635·1234
www.banktennessee.com

The Community Bank
The Bank of Green Hills 4205 Hillsboro Road, Suite 101 • Nashville, TN 37215 • 615·383·3809
The Bank of Brentwood 5120 Maryland Way • Brentwood, TN 37027 • 615·661·5118
The Bank of Franklin 231 South Royal Oaks Blvd. • Franklin, TN 37064 • 615·794·4944
www.thecommunitybanks.com

Cumberland Bank
Carthage 1001 North Main Street • Carthage, TN 37030 • 615·735·0256
Cross Plains 7836 Highway 25 East • Cross Plains, TN 37049 • 615·654·2265
Gallatin 250 West Broadway • Gallatin, TN 37066 • 615·452·6487
Gordonsville 411 Gordonsville Highway • Gordonsville, TN 38563 • 615·683·2265
Lafayette 440 Highway 52 Bypass • Lafayette, TN 37083 • 615·688·6000
McMinnville-Downtown 101 West Main Street • McMinnville, TN 37110 • 931·473·5561
McMinnville-Plaza 1100 New Smithville Highway, Suite 130 • McMinnville, TN 37110 • 931·473·5561
Portland 420 Highway 52, West • Portland, TN 37148 • 615·325·5008
Springfield 803 Memorial Blvd. • Springfield, TN 37172 • 615·384·2205
White House 2916 Highway 31W South • White House, TN 37188 • 615·672·2265
www.cumberlandbank.com

Partner Banks

Insurors Bank of Tennessee
2500 Hillsboro Road, Suite 102 • Nashville, TN 37212 • 615·515·2265 • Toll Free 1·866·866·4268
www.insurorsbank.com

The Murray Bank
405 South 12th Street • Murray, KY 42071 • 270·753·5626
700 North 12th Street • Murray, KY 42071 • 270·753·5626
www.themurraybank.com

Affiliates

Cumberland Finance, Inc.
Gallatin 335L Nashville Pike • Gallatin, TN 37066 • 615·452·7864
Murfreesboro 2438 South Church Street • Murfreesboro, TN 37127 • 615·895·7118
McMinnville 1100 Smithville Highway • McMinnville, TN 37110 • 931·474·2242

Cumberland Mortgage Company
1001 North Main Street • Carthage, TN 37030 • 615·735·0256

Fayette County Title Company
104 East Court Square • Somerville, TN 38068 • 901·465·8675

InsureTennessee, Inc.
Carthage 3 Dixon Springs Highway • Carthage, TN 37030 • 615·735·3909
Collierville 354 New Byhalia Road • Collierville, TN 38017 • 901·861·2450

TitleTennessee
1125 West Poplar Avenue • Collierville, TN 38017 • 901·854·0854

Corporate Information

Corporate Headquarters
Cumberland Bancorp, Inc.
Four Corporate Centre
810 Crescent Centre Drive, Suite 320
Franklin, TN 37067
615·263·9500 or toll-free 866·495·8461

Stock Listing
Cumberland Bancorp, Inc. common stock is traded under the symbol CBBP.

Internet Access
Information about Cumberland Bancorp, Inc., including an archive of news releases, links to the individual banks and its subsidiaries, and access to SEC filings and annual reports are available on the corporation's website at www.cumberlandbancorp.com.

Notice of Annual Shareholder Meeting
The annual shareholder meeting will be held Thursday, May 15, 2003 at the Cool Springs Marriott on 700 Cool Springs Blvd., Franklin, Tennessee from 5:00 p.m. - 6:00 p.m.

Shareholder Services
Shareholders desiring to change the name; the address of ownership or address of stock; report lost, stolen or destroyed stock certificates; or to consolidate accounts may contact the transfer agent:

Illinois Stock Transfer Company
209 West Jackson Blvd., Suite 903
Chicago, IL 60606-6905
312·427·2953

Investor/Analyst Inquiries
Investors, analysts and others seeking financial information on Cumberland Bancorp may contact:

Andrew J. LoCascio
Chief Financial Officer
Cumberland Bancorp, Inc.
Four Corporate Centre
810 Crescent Centre Drive, Suite 320
Franklin, TN 37067
615·263·9500 or toll-free 866·495·8461

Media Inquiries
Media representatives seeking general information may contact:

Julia W. Wilson
Corporate Communications
Cumberland Bancorp, Inc.
901·316·2200

Financial Publications
Copies of the Form 10-K filed with the Securities and Exchange Commission are included with this Annual Report. Additional copies of the corporation's Annual Report, Form 10-K, and other corporate publications are available on our website www.cumberlandbancorp.com or upon request by writing or calling our Investor Relations Department at the corporate headquarters 615·263·9500 or toll-free 866·495·8461.

Legal Counsel
Bass, Berry & Sims, PLC

Independent Auditors
Crowe Chizek and Company, LLP


CUMBERLAND
BANCORP
GROWING IN YOUR COMMUNITY

Chairman John S. Wilder

and the Cumberland Bancorp, Inc. Board of Directors

cordially invite you to the

Annual Shareholders Meeting

Thursday, May 15, 2003

5:00 p.m.

Marriott Cool Springs Convention Center

700 Cool Springs Boulevard East

Franklin, Tennessee 37067

The accompanying notice and proxy statement describe the formal business to be transacted at the Annual Meeting. A copy of the Annual Report to Stockholders for the 2002 fiscal year is enclosed. REGARDLESS OF WHETHER YOU PLAN TO ATTEND, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE EVEN IF YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING. This will not prevent you from voting in person but will assume that your vote is counted if you are unable to attend.

FOUR CORPORATE CENTRE • 810 CRESCENT CENTRE DRIVE, SUITE 320 • FRANKLIN, TENNESSEE 37067
615.383.5172 • 615.383.4758 • FAX 615.383.8830




CUMBERLAND
BANCORP
GROWING IN YOUR COMMUNITY

April 25, 2003

TO THE SHAREHOLDERS OF CUMBERLAND BANCORP, INCORPORATED:

In connection with the Annual Meeting of Shareholders of Cumberland Bancorp to be held May 15, 2003, we enclose a Notice of Annual Meeting of Shareholders, a proxy statement and a proxy card.

You are being asked to elect six directors, to consider and act upon a proposal to amend the Company's 1998 Stock Option Plan, to consider and act upon a proposal to adopt an Employee Stock Purchase Plan and to consider and act upon a proposal to amend the Company's Amended and Restated Charter to change the Company's name to Civitas BankGroup, Inc. Information about these matters is contained in the attached proxy statement.

You are invited to attend the Annual Meeting of Shareholders in person. We would appreciate your completing the enclosed proxy card so your shares can be voted in the event you are unable to attend the meeting. We will also offer telephone and internet voting this year, as more particularly described in the attached proxy statement. If you are present at the meeting and desire to vote your shares personally, you may revoke your proxy and vote in person. We urge you to return your proxy card in the enclosed envelope or vote by telephone or over the internet as soon as possible.

Sincerely,

Richard Herrington
President and Chief Executive Officer

FOUR CORPORATE CENTRE • 810 CRESCENT CENTRE DRIVE, SUITE 320 • FRANKLIN, TENNESSEE 37067
615.383.5172 • 615.383.4758 • FAX 615.383.8830



CUMBERLAND BANCORP, INCORPORATED
4 Corporate Centre
810 Crescent Centre Drive, Suite 320
Franklin, TN 37067

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of Cumberland Bancorp, Incorporated:

The Annual Meeting of Shareholders (the "Annual Meeting") of Cumberland Bancorp, Incorporated (the "Company") will be held on Thursday, May 15, 2003 at 5:00 p.m. (local time) at the Marriott Cool Springs Convention Center, 700 Cool Springs Boulevard East, Franklin, Tennessee 37067, for the following purposes:

(1) To elect five (5) Class I directors, to serve for three years and until their successors are duly elected and qualified and to elect one (1) Class II director to serve for one year and until his successor is duly elected and qualified;

(2) To consider and act upon a proposal to amend the Company's 1998 Stock Option Plan;

(3) To consider and act upon a proposal to adopt the Company's Employee Stock Purchase Plan;

(4) To consider and act upon a proposal to amend the Company's Amended and Restated Charter to change the Company's name to Civitas BankGroup, Inc.; and

(5) To transact such other business as may properly come before the Annual Meeting or any adjournment(s) thereof.

Only shareholders of record at the close of business on April 1, 2003 will be entitled to vote at the Annual Meeting or any adjournment(s) thereof.

Your attention is directed to the Proxy Statement accompanying this Notice for a more complete statement regarding the matters proposed to be acted upon at the Annual Meeting.

By Order of the Board of Directors,

Tom E. Paschal, Executive Vice President and Secretary

April 25, 2003

YOUR REPRESENTATION AT THE ANNUAL MEETING IS IMPORTANT. TO ENSURE YOUR REPRESENTATION, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN, INDICATE IF YOU PLAN TO ATTEND THE ANNUAL MEETING AND RETURN THE ENCLOSED PROXY CARD. ALTERNATIVELY, YOU CAN VOTE OVER THE TELEPHONE OR ON THE INTERNET, AS MORE PARTICULARLY DESCRIBED IN THE ATTACHED PROXY STATEMENT. SHOULD YOU SUBSEQUENTLY DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AS PROVIDED IN THE ACCOMPANYING PROXY STATEMENT AT ANY TIME BEFORE IT IS VOTED.

CUMBERLAND BANCORP, INCORPORATED
FRANKLIN, TENNESSEE

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Cumberland Bancorp, Incorporated (the "Company") of proxies for the Annual Meeting of Shareholders (the "Annual Meeting") of the Company to be held on Thursday, May 15, 2003, at 5:00 p.m. (local time), at the Marriott Cool Springs Convention Center, 700 Cool Springs Boulevard East, Franklin, Tennessee 37067. This proxy material was first mailed to shareholders on or about April 25, 2003.

All valid proxies which are received will be voted in accordance with the recommendations of the Board of Directors unless otherwise specified thereon. A proxy may be revoked by a shareholder at any time prior to its use by filing with the Secretary of the Company a written revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person.

If you are a registered shareholder you may vote by telephone, or electronically through the internet, by following the instructions included with your proxy card. If your shares are held by your broker, often referred to as in "street name," please check your proxy card or contact your broker or nominee to determine whether you will be able to vote by telephone or electronically.

Only holders of record of the Company's common stock, par value $0.50 per share (the "Common Stock"), at the close of business on April 1, 2003 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, the Company had 15,396,426 shares of Common Stock issued and outstanding, the holders of which are entitled to one vote for each share held on each of the matters to be voted upon at the Annual Meeting. The representation in person or by proxy of at least a majority of the outstanding shares entitled to vote is necessary to provide a quorum at the Annual Meeting. Abstentions and "non-votes" are counted as present in determining whether the quorum requirement is satisfied. Because directors are elected by a plurality of the votes cast by the holders of the Common Stock represented and entitled to vote at the Annual Meeting, abstentions are not considered in the election. Under the Company's Bylaws, the proposed amendment to the Company's 1998 Stock Option Plan (the "Stock Option Plan"), the adoption of the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") and the proposed amendment to the Amended and Restated Charter (the "Charter Amendment") must receive affirmative votes from a majority of the shares represented in person or by proxy and entitled to vote. As such, abstentions and "non-votes" will have the practical effect of a vote against these proposals. Any other matters that may properly come before the meeting or any adjournment thereof shall be approved by the affirmative vote of a majority of the votes cast by the holders of Common Stock represented and entitled to vote at the Annual Meeting, and abstentions and "non-votes" will have no effect on the outcome of the vote. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

The cost of solicitation of proxies will be borne by the Company, including expenses in connection with preparing, assembling, and mailing this Proxy Statement. Such solicitation will be made by mail, and may also be made by the Company's regular officers or employees personally or by telephone or telegram. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by such persons. The Company may reimburse brokers, custodians and nominees for their expenses in sending proxies and proxy materials to beneficial owners.

STOCK OWNERSHIP

The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of April 1, 2003 (unless otherwise noted), for:

- each person who is known to the Company to beneficially own more than 5% of the outstanding shares of the Company's Common Stock;
- each of the Company's directors and nominees;
- each of the Company's Named Executive Officers (as defined below); and

- all of the Company's directors and executive officers as a group.

The number of shares held and the percentages of shares outstanding provided in the tables are based on 15,396,426 voting shares outstanding as of April 1, 2003. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares issuable upon exercise of options that are exercisable within sixty days of April 1, 2003 are considered outstanding for the purpose of calculating the percentage of outstanding shares of Common Stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares held by any other individual.

Name of Beneficial Owner [1]	Number of Shares Beneficially Owned [2]		Number of Shares Beneficially Owned as a Result of Options Currently Exercisable or Exercisable Within 60 Days of April 1, 2003	Percentage of Shares Outstanding
Directors and Nominees				
Tom Brooks	367,538		5,500	2.42%
C.M. Gatton	1,000,000		0	6.50%
Ronald Gibson	17,416		0	0.11%
Frank Inman	306,314	(3)	3,300	2.01%
Paul Pratt, Sr.	100,000	(4)	0	0.65%
Tom Price	2,500		11,000	0.02%
Alex Richmond	156,200	(5)	3,300	1.04%
James Rout	142,380		0	0.92%
John Shepherd	483,283		3,300	3.16%
William Wallace	10,000		0	0.06%
John S. Wilder, Sr.	1,403,787	(6)	3,300	9.14%
Named Executive Officers				
Richard Herrington [7]	250,400		0	1.63%
Danny Herron [7]	61,750		27,500	0.58%
Tom Paschal [7]	214,432	(8)	5,500	1.43%
Joel Porter [7]	1,790,710	(9)	3,300	11.65%
R. Todd Vanderpool [7]	6,000		10,000	0.10%
Michael W. Cook			9,000	0.06%
All executive officers and directors as a group (17 persons)	6,312,710		74,000	41.29%

(1) The address for each of the directors, nominees and executive officers set forth in the table above is 4 Corporate Centre, 810 Crescent Centre Drive, Suite 320, Franklin, Tennessee 37067.
(2) Each person has sole voting and investment power with respect to the shares listed unless otherwise indicated.
(3) Includes 86,794 shares held by Mr. Inman's spouse.
(4) Includes 8,598 shares held by Mr. Pratt's spouse for which Mr. Pratt disclaims beneficial ownership.
(5) Includes 69,180 shares held by Mr. Richmond's spouse and 11,000 shares held by Mr. Richmond as custodian for his son.
(6) Includes 791,992 shares held by Mr. Wilder's spouse for which Mr. Wilder disclaims beneficial ownership.
(7) The Named Executive Officer is also a director of the Company.
(8) Includes 96,216 shares held by Mr. Paschal's spouse for which Mr. Paschal disclaims beneficial ownership.
(9) Includes 20,000 shares held by Mr. Porter's wife for which Mr. Porter disclaims beneficial ownership.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Company's Bylaws provide that the Board of Directors shall consist of not less than three (3) nor more than seventeen (17) directors, and shall be divided into three classes, each class to be as nearly equal in number as practicable. The Board of Directors has the authority under the Bylaws to establish the number of directors that shall constitute the Board within the range. Currently, the Board of Directors has set the number of members that shall make up the Board at 15 members. During 2002, four new members were added to the Board of Directors while one member, Paul Priddy, resigned. At December 31, 2002, the Company's Board had fifteen members. The Board of Directors elected C.M. Gatton and Richard Herrington as Class I directors on November 21, 2002 and December 16, 2002, respectively, and William Wallace as a Class II director on May 23, 2002. In accordance with the Bylaws and the Amended and Restated Charter, Mr. Herrington and Mr. Gatton were nominated as Class I directors to be voted on at the Annual Meeting and, if elected, to serve for a three-year term ending in 2006 and upon the qualification and election of their successors. Mr. Wallace was nominated as a Class II director of the Company to be voted on at the Annual Meeting and, if elected, to serve for a one year term ending in 2004 and upon the qualification and election of his successor.

Tom Brooks has notified the Board of Directors that he will retire from the Board of Directors effective as of the Annual Meeting at which time he will continue to participate in the capacity of a non-voting, emeritus member of the Board along with Herman W. Cox, Jr., the Company's other emeritus director.

The Nominating Committee has approved the nomination of and the Board of Directors has designated the following individuals as the nominees for the Class I directors, each of whom shall serve for a three-year term expiring at the 2006 annual meeting of shareholders and until such time as their successors are duly elected and qualified:

- C.M. Gatton;
- Ronald Gibson;
- Richard Herrington;
- Paul Pratt, Sr.; and
- Tom Price.

The Nominating Committee has approved the nomination of and the Board of Directors has designated William Wallace as a Class II director nominee of the Company to be voted on at the Annual Meeting and, if elected, to serve for a one year term ending in 2004 and upon the qualification and election of his successor.

Unless contrary instructions are received, the enclosed proxy will be voted in favor of the election as directors of the nominees listed above. Each nominee has consented to be a candidate and to serve, if elected. With the exception of Mr. Price, all of the nominees currently are serving as directors of the Company. While the Company's Board of Directors has no reason to believe that any nominee will be unable to accept nomination or election as a director, if such event should occur, proxies will be voted with discretionary authority for a substitute or substitutes who will be designated by the Company's current Board of Directors.

Information Concerning Nominees

Class I Directors (Term to Expire at 2006 Annual Meeting of Shareholders)

C.M. Gatton, age 70, has been a member of the Company's Board of Directors since November 2002. Mr. Gatton has been active in the retail automobile business since 1959, and is presently the owner of 11 dealerships in Tennessee, Alabama and Texas, including Saturn of Cool Springs and Saturn of Rivergate in the Nashville area. He has twenty-eight years of banking experience having served on various bank boards of directors in the Commonwealth of Kentucky. Mr. Gatton served as Chairman of the Board of AREA Bancshares Corporation ("AREA"), a publicly-held bank holding company headquartered in Owensboro, Kentucky, prior to the acquisition of AREA by BB&T Corporation.

Ronald Gibson, age 43, has served as President of The Murray Bank since June 1999 when the bank opened for business and he has served as a member of its board since that date. Mr. Gibson has served on the Company's Board of Directors since September 1999. From 1992 to 1997, Mr. Gibson served as the Senior Lending Vice President for Peoples First National Bank and Trust. Mr. Gibson currently serves on the Murray-Calloway County Economic Development Board of Directors.

Richard Herrington, age 55, was elected President and Chief Executive Officer of Cumberland Bancorp in December 2002. Mr. Herrington was the co-founder, president and chief executive officer of Franklin Financial Corporation from 1989 to December 2002. He is a graduate of Newberry College (South Carolina) and earned master degrees from Florida State University and Stonier Graduate School of Banking. Mr. Herrington has been a director of the Company since December 2002 and is a member of the Company's Executive Committee.

Paul Pratt, Sr. age 59, has been a member of the Company's Board of Directors since March 2002. Mr. Pratt worked in sales and service with John Hancock, as an assistant sales manager for 9 years prior to his formation of Full Service Insurance, Inc. in 1975. Full Service Insurance is a property, casualty and financial services company and Mr. Pratt serves as its President. He is a past board member of the Chamber of Commerce of Williamson County and is currently a board member of the Williamson County Crime Stoppers. Mr. Pratt has served as a director of The Community Bank since January 1999.

Tom Price, age 50, served initially on the advisory board of The Community Bank beginning in 1995 before being elected to the Board of Directors of The Community Bank in 1998. Mr. Price is the chief manager and majority owner of PriceCPAs, PLLC, a public accounting firm in Nashville, Tennessee, a position he has held since 1988. Mr. Price is a certified public accountant and certified valuation analyst.

Class II Directors (Term to Expire at 2004 Annual Meeting of Shareholders)

William Wallace, age 56, has been a member of the Company's Board of Directors since May 2002. Mr. Wallace also serves as the Chairman of the Board for Insurors Bank of Tennessee. Mr. Wallace is president and a founding partner of Associated Insurors, an independent insurance agency in Knoxville, Tennessee, a position he has held since 1985.

Continuing Directors

Class II Continuing Directors Until 2004 Annual Meeting

Danny Herron, age 45, has served as President and Chief Executive Officer of The Community Bank since 1993. Mr. Herron has served as a director of The Community Bank since 1993, and as one of the Company's directors since 1997. Mr. Herron has served as the Executive Vice President-Director of Public Relations and Marketing for the Company since January 2003. Mr. Herron currently serves on the Company's Executive Committee.

Alex Richmond, age 53, has served as a director on the Company's Board of Directors since 1990. Mr. Richmond was a grocer for over thirty years having been a partner in several stores during his career. Mr. Richmond serves as president of Consolidated Investors, a small business investment firm, a position he has held since 1992. Mr. Richmond is also a partner in Richmond & Franklin, a real estate investment company. He has served as a director of Cumberland Bank since 1990. Mr. Richmond currently serves on the Company's Audit Committee and its Compensation Committee.

James Rout, age 60, served as the Mayor of Shelby County from 1994 to 2002. He was a four-term member of the Shelby County Board of Commissioners from 1978 to 1994. Mr. Rout currently serves as the president of Jack Morris Auto Glass, a position he has held since September 2002. Mr. Rout was a founder of Behavioral Health Group, a psychiatric case management service, and served as its president from 1988 to 1994. Prior to that, he worked in sales and management with Xerox for 10 years. He previously served as a bank board member with First Federal Bank from 1992 to 1995. Mr. Rout has served as a director of BankTennessee since July 1999 and as a Company director since April 2001. Mr. Rout serves as a director of SCB Computer Technology, Inc., a provider of information technology consulting, outsourcing and staffing services.

R. Todd Vanderpool, age 46, has served as the President and Chief Operating Officer of BankTennessee since October 2001 and as the Executive Vice President-Senior Credit Officer of the Company since January 2003. He has been a member of the Company's Board of Directors since November 2001. He also serves on the Company's Executive Committee. Mr. Vanderpool has 23 years of banking experience. His most recent banking experience prior to joining BankTennessee includes serving three years as a Metropolitan Division Head with National Bank of Commerce and eleven years as president of two banks in the Deposit Guaranty system.

Class III Continuing Directors Until 2005 Annual Meeting

Frank Inman, Jr., age 66, has served on the Company's Board of Directors since 1986. Mr. Inman is Chairman of the Board of Directors of Inman Construction Corp., a general contractor, a position he has held since 1970. Mr. Inman has also served as a director of Cumberland Bank since 1986, as a director of The Community Bank since April 1999 and as a director of the Bank of Dyer since 2001. Mr. Inman currently serves on the Company's Executive Committee, its Compensation Committee and its Nominating Committee.

Tom Paschal, age 57, has served as the Company's Executive Vice President-Director of Franchise Development since January 2003. From January 2002 to January 2003, he served as the Company's Chief Operating Officer. He has been the Chairman of Cumberland Bank since 2001. Mr. Paschal served as the Chief Executive Officer of Cumberland Bank from 1986 to January 2002. He has also served as the Company's Secretary since 1991. Mr. Paschal has served as a director of Cumberland Bank since 1977, a director of Cumberland Finance since 1995, a director of CBC Financial Services since 1995, a director of The Community Bank since 1999, a director of Insurors Bank of Tennessee since 2000 and as one of the Company's directors since 1986. Mr. Paschal currently serves on the Company's Executive Committee.

Joel Porter, age 62, served as the Company's President from its formation to December 2002, although he did not devote his full time to that position and was not compensated for his services as President. Mr. Porter is a named partner of the law firm of Burch, Porter & Johnson, PLLC, located in Memphis, where he has practiced since 1964. Mr. Porter is also the president of two finance and investment firms, Porter Development and Porter Investment. Mr. Porter has served as a member of the Company's Board of Directors since 1986 and currently serves on the Company's Executive Committee and its Nominating Committee. He has also served as a director and board chairman of BankTennessee since 1992, a director of Cumberland Bank since 1986, a director of The Community Bank since 1993, and a director of The Murray Bank since June 1999.

John S. Shepherd, age 65, has been a member of the Company's Board of Directors since July 1997. Since 1993, Mr. Shepherd has been self-employed, engaged principally in investing and as a merchant in Collierville, Tennessee. Mr. Shepherd has been a member of the Memphis/Shelby County Board of Adjustment since 1972 and its chairman since 1996. Mr. Shepherd has served as a director of BankTennessee since 1992 and The Murray Bank since June 1999. Mr. Shepherd currently serves on the Company's Compensation Committee.

John S. Wilder, Sr., age 81, has served as a member of the Company's Board of Directors since 1986 and is currently its Chairman of the Board. He also currently serves on the Company's Executive Committee and its Nominating Committee. Mr. Wilder has served as the Lieutenant Governor of the State of Tennessee since 1971, and is the longest sitting Lieutenant Governor of any state in United States' history. Mr. Wilder also serves as a director of Cumberland Bank, The Community Bank, The Murray Bank and of BankTennessee. Mr. Wilder is also a partner of Longtown Farms, a farming business in Mason, Tennessee, and a Vice President and part owner of Longtown Supply, Inc., a service station and farming supply business in Mason, Tennessee.

MEETING AND COMMITTEES OF THE BOARD OF DIRECTORS

The Company's Board of Directors and the Boards of Directors of the Company's banks operate through several standing committees. Below is a description of each relevant committee indicating members of each committee and the number of meetings held by the Committee in 2002.

Executive Committee. The Company's Executive Committee is charged with the review of corporate matters presented, or to be presented, to the Company's Board of Directors, making recommendations to the Board of Directors on policy matters and making executive decisions on matters that do not require a meeting of the full Board of Directors. Review of expansion possibilities and corporate opportunities as well as oversight of general corporate governance matters are the chief functions of the Company's Executive Committee. The Executive Committee held six meetings during 2002. Richard Herrington, R. Todd Vanderpool, Frank Inman, Danny Herron, Tom Paschal, Joel Porter and John S. Wilder currently serve as members of the Executive Committee.

Audit Committee of Company. The Audit Committee reviews annual and interim reports of the Company's independent auditors and reviews the Company's accounting practices and procedures, as well as the scope of the Company's audit. Additionally, the committee is responsible for the appointment of the Company's independent auditors. The Audit Committee operates pursuant to the terms of a Restated Charter which was adopted by the Board of Directors on March 20, 2003 (the "Restated Audit Committee Charter"). A copy of the Restated Audit Committee Charter is attached to this Proxy Statement as Appendix A. Dr. Eugene Smith, Tom Price, Larry Wilkerson and Alex Richmond currently serve as Audit Committee members. Mr. Richmond is a member of the Company's Board of Directors and is independent as defined by the current National Association of Securities Dealers' listing standards. The other three members of the Audit Committee, Dr. Eugene Smith, Larry Wilkerson and Tom Price, are not members of the Company's Board of Directors but would be considered independent as defined by the current National Association of Securities Dealers' listing standards if they were members of the Company's Board of Directors. The Audit Committee held three meetings during the year ended December 31, 2002.

The Board of Directors has established a Compensation Committee for the purpose of evaluating the performance of the Company's officers, reviewing and approving officers' compensation, formulating bonuses for the Company's management and administering the Stock Option Plan. Messrs. Shepherd, Inman, Price and Richmond comprise the Compensation Committee, which met five times during the fiscal year ended December 31, 2002.

The Board of Directors has established a Nominating Committee for the purpose of identifying and approving the nomination of qualified candidates for election to the Board of Directors, reviewing the composition of the Board of Directors and periodically evaluating the performance of the Board of Directors. Messrs. Porter, Inman and Wilder comprise the Nominating Committee which met one time during the fiscal year ended December 31, 2002.

The Nominating Committee will consider nominees for the Board of Directors recommended by shareholders if shareholders comply with the advance notice provisions contained in the Company's Bylaws. Shareholder recommendations for nominees must include biographical information about both the proposed nominee and the shareholder making the recommendation as well as the proposed nominee's written consent to nomination. The recommendations must be addressed to the Company's Corporate Secretary and delivered or mailed and received at the Company's principal executive offices not later than 120 days before the date of the proxy statement relating to the prior year's annual meeting.

During the fiscal year ended December 31, 2002, the board of directors of the Company held six (6) meetings. All incumbent directors attended more than 90% of the aggregate number of meetings of the Company's board of directors and the committees on which such member served with the exception of Messrs. Wallace, Gatton and Herrington who were appointed to the Board of Directors in May, November and December 2002, respectively. Each of Messrs. Wallace, Gatton and Herrington attended 100% of the meetings of the Board of Directors and the committees on which he served that were held in 2002 following his appointment to the Board of Directors.

Directors' Compensation

All of the Company's directors receive a director fee of $700 for each board meeting attended. In addition, each Executive Committee member receives $700 for each committee meeting attended and each Audit Committee member, other than Dr. Smith, receives $500 for each committee meeting attended. Dr. Smith receives $500 per month for his service on the Company's Audit Committee. Members of the Board of Directors' other committees do not receive any compensation for service on a particular committee. Persons serving as directors for any of the Company's banks, who are not also employees of that bank, receive additional compensation for each bank board and committee meeting attended. In addition, each person who serves as chairman of a bank board of directors, committee, or the Company's board receives twice the compensation of other members for each meeting attended. Directors are reimbursed for their expenses incurred in connection with their activities as the Company's directors. In addition, the Company has in the past, and may in the future, grant options to members of the Company's Board of Directors.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who beneficially own more than ten percent of the Common Stock, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than ten percent shareholders are required by federal securities regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of such forms, or written representations from certain reporting persons furnished to the Company, the Company believes that its officers, directors and greater than ten percent beneficial owners were in compliance with all applicable filing requirements.

The Board of Directors recommends a vote FOR each of the nominees listed.

PROPOSAL 2 – AMENDMENT OF THE 1998 STOCK OPTION PLAN

The Company's Stock Option Plan was originally adopted by the Company's shareholders on April 27, 2000. The Stock Option Plan initially authorized 500,000 shares of Common Stock for issuance, which number of shares was subsequently increased to 1,100,000 as a result of a 10% stock dividend paid on March 26, 1999 and a two-for-one stock split in the form of a stock dividend paid on April 22, 2001. At April 1, 2003, there were 81,470 shares of Common Stock available for issuance under the Stock Option Plan.

Increase in Authorized Shares and Section 162(m) Maximum

At its March 20, 2003 meeting, the Board of Directors reviewed the Stock Option Plan and the lack of available shares thereunder and determined that the Stock Option Plan required additional shares to provide the flexibility with respect to stock-based compensation that the Board of Directors decided was necessary to establish appropriate long-term incentives to achieve Company objectives. The Board of Directors also determined that the limit on the number of options that can be granted to an officer whose compensation may be subject to the limitations on deductibility under Section 162(m) of the Internal Revenue Code of 1986 (the "Code") should be increased. The current limit provides that the Company shall not grant an option to such a person covering greater than 10,000 shares of Common Stock in any fiscal year. The Board of Directors believes that it is advisable to increase the 10,000 share limit to 100,000 shares in order to provide greater flexibility to compensate its senior executive officers with equity compensation at levels designed to align the interests of the senior executive with those of the Company's shareholders.

The Board of Directors believes that a key element of officer and key employee compensation is stock-based incentive compensation. Stock-based compensation advances the interests of the Company by encouraging, and providing for, the acquisition of an equity interest in the Company by officers and key employees, thereby providing substantial motivation for superior performance and aligning their interest with shareholders of the Company. In order to provide the Company with greater flexibility to adapt to changing economic and competitive conditions, and to implement long-range goals and expansion plans through stock-based compensation strategies which will attract and retain those employees who are important to the long-term success of the Company, the Board of Directors proposed the adoption, subject to shareholder approval, of an amendment of the Stock Option Plan to increase the number of shares of Common Stock authorized for issuance thereunder by 900,000 shares and to increase the Section 1622(m) Maximum (as defined in the Stock Option Plan) to 100,000 shares. The Board of Directors believes that the approval of the amendment to the Stock Option Plan (the "Stock Option Plan Amendment") is essential to further the long-term stability and financial success of the Company by attracting, motivating and retaining qualified employees through the use of stock incentives.

Approval of Option Grant to Richard Herrington

On December 31, 2002, the Board of Directors approved the grant, subject to shareholder approval of the Stock Option Plan Amendment, of a stock option covering 62,000 shares of Common Stock to Richard Herrington, the Company's President and Chief Executive Officer. Because Mr. Herrington is an officer whose compensation may be subject to Section 162(m) of the Code, any option granted to him would be subject to the Section 162(m) Maximum. As such, the option granted to Mr. Herrington is subject to shareholder approval of the Option Plan Amendment. If the Option Plan Amendment is not approved by the Company's shareholders, Mr. Herrington's option award will be reduced from 62,000 shares to 10,000 shares.

Summary of the Stock Option Plan Amendment

The Stock Option Plan Amendment increases the number of shares of Common Stock which may be issued upon the exercise of options by 900,000 shares, or 5.85% of the 15,396,426 shares of Common Stock outstanding on April 1, 2003. As amended, the Stock Option Plan will continue to provide for appropriate adjustments in the number of shares in the event of a stock dividend, recapitalization, merger or similar transaction.

A copy of the Stock Option Plan Amendment is attached as Appendix B to this Proxy Statement. If approved by shareholders, this amendment will become effective on May 15, 2003.

Summary of Material Provisions of the Stock Option Plan

The following is a summary of the material provisions of the Stock Option Plan, as proposed to be amended.

Shares. The Stock Option Plan will be amended to authorize an additional 900,000 shares of Common Stock, approximately 5.85% of the Common Stock outstanding as of April 1, 2003. These shares, in addition to the 81,470 shares currently authorized for issuance under the Stock Option Plan, provide an aggregate of 981,470 shares or 6.37% of the Common Stock outstanding on April 1, 2003. Shares awarded under the Stock Option Plan may consist, in whole or in part, of authorized and unissued shares. If shares subject to an option under the Stock Option Plan cease to be subject to such option, or if shares awarded under the Stock Option Plan are forfeited, or otherwise terminate without payment being made to the participant in the form of Common Stock and without the payment of any dividends thereon, such shares will again be available for future distribution under the Stock Option Plan.

Participation. Awards under the Stock Option Plan may be made to officers, directors and other key employees of the Company and its subsidiaries and affiliates who are responsible for or contribute to the management, growth and/or profitability of the business of the Company and/or its subsidiaries and affiliates. The approximate number of officers, directors and key employees eligible for awards under the Stock Option Plan is 400.

Administration. A committee of the Company's Board of Directors (the "Option Plan Committee") officially administers the Stock Option Plan, subject to final approval of awards by the Company's Board of Directors. The Option Plan Committee must consist of at least two directors that are both "Non-Employee Directors" as defined pursuant to the rules adopted by the Securities and Exchange Commission (the "SEC") under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "Outside Directors" as defined by the regulations promulgated under Section 162(m) of the Code. The members of the Option Plan Committee serve at the discretion of the Board of Directors, which may remove these members at any time. The Company's Board of Directors fills vacancies on the Option Plan Committee as well. Currently, the Company's Compensation Committee serves as the Option Plan Committee.

Types of Awards and Terms. The only awards that may be granted under the Stock Option Plan are stock options. The Option Plan Committee, subject to ratification by the Board of Directors, is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options. The Option Plan Committee may specify the terms of such grants subject to the terms of the Stock Option Plan. The exercise price per share subject to an option is determined by the Option Plan Committee or the Board of Directors, but may not be less than the fair market value of a share of Common Stock on the date of the grant in the case of incentive stock options or fifty percent (50%) of the fair market value of a share of Common Stock on the date of grant in the case of a non-qualified stock option.

The maximum term of each option, the times at which each option will be exercisable, and the provisions requiring forfeiture of unexercised options at or following termination of employment generally are fixed by the Option Plan Committee, except that no option may vest prior to the first anniversary of the grant date and no option may have a term exceeding ten years. Incentive stock options that are granted to holders of more than ten percent of the Company's voting securities are subject to certain additional restrictions, including a five-year maximum term and a minimum exercise price of 110% of fair market value.

Exercise. Stock options may be exercised in whole or in part at any time during the option period by giving written notice to the Company specifying the number of shares to be purchased. Such notice shall be accompanied by payment in full of the exercise price, either by check, note, or such other instrument as the Option Plan Committee may accept, by submission of a duly executed subscription agreement and by payment of all amounts the Company is required to withhold by law for tax obligations. In some instances the Option Plan Committee may award the participant a cash bonus in an amount necessary to cover any income tax obligations incurred by the participant as a result of the exercise of the option.

Effect of Termination of Employment on Options. Upon termination of an option holder's employment for cause, such employee's stock options will terminate. If employment is involuntarily terminated without cause, stock options will be exercisable for three months following termination or until the end of the option period, whichever is shorter. On the disability or retirement of the employee, stock options will be exercisable within the lesser of the remainder of the option period or three years from the date of disability or retirement unless the option is an incentive stock option in which case the period in which to exercise the option will be the shorter of three months following the termination or the expiration of the term. Upon death of an employee, stock options will be exercisable by the deceased employee's representative within the lesser of the remainder of the option period or one year from the date of the employee's death. Unless otherwise determined by the Option Plan Committee, only options which are exercisable on the date of termination, death, disability, or retirement may be subsequently exercised.

Change in Control. In the event of a Change in Control (as defined in the Stock Option Plan) or upon a determination by the Option Plan Committee and the Board of Directors following a Potential Change in Control (as defined in the Plan) all outstanding options not then exercisable and vested shall become fully vested and exercisable and, unless otherwise determined by the Option Plan Committee or the Board of Directors, shall be cashed out on the basis of the Change in Control Price. For purposes of the Stock Option Plan, the Change in Control Price shall be the highest price per share paid in any transaction reported on the Nasdaq Stock Market or such other exchange or market that is the principal trading market for the Common Stock, or paid or offered to be paid in any bona fide transaction relating to a Potential or actual Change in Control of the Company, at any time during the immediately preceding 60 day period as determined by the Option Plan Committee and the Board of Directors. However, in the case of incentive stock options, such price shall be based only on transactions reported for the date on which the optionee exercises such option or, where applicable, the date on which a cash out occurs.

Amendment. The Board of Directors may at any time amend, alter or discontinue the Stock Option Plan, except that shareholder approval is required to (i) increase the number of shares available for issuance under the Stock Option Plan; (ii) change any provisions governing incentive stock options other than those that are required to be changed by the Code; or (iii) make any change for which applicable legal or regulatory authorities, including the regulatory agency of any exchange or market on which the Common Stock is trading, would require shareholder approval. The Option Plan Committee, subject to Board ratification, may amend the terms of any stock option that has already been granted but no such amendment shall impair the rights of a holder without that holder's consent. The Option Plan Committee may also substitute new stock options for previously granted stock options, including previously granted stock options having a higher exercise price.

Certain Federal Income Tax Consequences. The following is a brief description of the current federal income tax consequences generally arising with respect to options granted under the Stock Option Plan.

Tax consequences to the Company and to participants receiving awards will vary with the type of award. Generally, a participant will not recognize income, and the Company is not entitled to take a deduction, upon the grant of an incentive stock option or a non-qualified stock option. Generally, a participant will not have taxable income upon exercising an incentive stock option (except that the alternative minimum tax may apply). Upon exercising an option other than an incentive stock option, the participant must generally recognize ordinary income equal to the difference between the exercise price and fair market value of the freely transferable and non-forfeitable shares of Common Stock acquired on the date of exercise.

If a participant sells shares of Common Stock acquired upon exercise of an incentive stock option before the end of two years from the date of grant and one year from the date of exercise, the participant must generally recognize ordinary income equal to the difference between (i) the fair market value of the shares of Common Stock at the date of exercise of the incentive stock option (or, if less, the amount realized upon the disposition of the shares of Common Stock acquired upon the exercise of the incentive stock option), and (ii) the exercise price. Otherwise, a participant's disposition of shares of Common Stock acquired upon the exercise of an option (including an incentive stock option for which the incentive stock option holding period is met) generally will result in short-term or long-term capital gain or loss measured by the difference between the sale price and the participant's tax basis in such shares of Common Stock (the tax basis generally being the exercise price plus any amount previously recognized as ordinary income in connection with the exercise of the option).

The Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an option. The Company generally is not entitled to a tax deduction relating to amounts that represent a capital gain to a participant. Accordingly, the Company will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares of Common Stock for the incentive stock option holding periods prior to disposition of the shares.

The foregoing discussion is general in nature and is not intended to be a complete description of the federal income tax consequences of the Stock Option Plan. This discussion does not address the effects of other federal taxes or taxes imposed under state, local or foreign tax laws. Participants in the Stock Option Plan are urged to consult a tax advisor as to the tax consequences of participation.

The Stock Option Plan is not intended to be a "qualified plan" under Section 401(a) of the Code.

Award Grants Under the Plan

Because awards under the Stock Option Plan are at the discretion of the Option Plan Committee and the Board of Directors, the benefits that will be awarded under the Stock Option Plan are not currently determinable. As of April 1, 2003, the market value of a share of Common Stock based on the closing price for such stock on the over-the counter-bulletin board on that date was $6.25.

Conclusion and Recommendation

The Board of Directors believes it is in the best interest of the Company and its shareholders to adopt the Stock Option Plan Amendment to help attract and retain key persons of outstanding competence and to further identify their interests with those of the Company's shareholders generally.

The Stock Option Plan Amendment will be approved if it receives affirmative votes from a majority of the shares of Common Stock represented and entitled to vote at the Annual Meeting. **The Board of Directors recommends a vote FOR the approval of the Stock Option Plan Amendment.**

The following table summarizes information concerning the Company's equity compensation plans at December 31, 2002:

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options and Warrants	Weighted Average Exercise Price of Outstanding Options and Warrants	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in First Column)
Equity compensation plans approved by shareholders	775,840	$3.49	81,470
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	775,840	$3.49	81,470

PROPOSAL 3 – ADOPTION OF THE CUMBERLAND BANCORP, INCORPORATED EMPLOYEE STOCK PURCHASE PLAN

Background and Purpose

The Company believes in providing its employees with an opportunity to invest in Common Stock. In this regard, on March 20, 2003, the Board of Directors adopted, subject to shareholder approval, the Cumberland Bancorp, Incorporated Employee Stock Purchase Plan (the "Stock Purchase Plan").

If shareholder approval of the Stock Purchase Plan is received at the Annual Meeting, the number of shares which may be issued under the Stock Purchase Plan will initially be 250,000, which number of shares may be adjusted for certain changes in capitalization of the Company, including, but not limited to, stock splits, reorganizations, recapitalizations and stock dividends.

The Stock Purchase Plan provides eligible employees of the Company and its subsidiaries the opportunity to purchase shares of Common Stock at a discounted price through accumulated payroll deductions. The purpose of the Stock Purchase Plan is to provide an opportunity for eligible employees to become shareholders. The Board of Directors believes that broad-based employee participation in the ownership of Common Stock will help achieve the unity of purpose conducive to the growth of the Company that comes from equity ownership by the Company's employees.

Summary of Material Provisions of the Stock Purchase Plan

The following is a brief summary of the principal features of the Stock Purchase Plan, which is qualified in its entirety by reference to the Stock Purchase Plan itself, a copy of which is attached hereto as Appendix C and incorporated by reference herein.

Participation, Awards Under the Stock Purchase Plan. Pursuant to the Stock Purchase Plan, all employees of the Company or any of its subsidiaries are eligible to participate in the Stock Purchase Plan except those employees (i) whose customary employment is twenty (20) hours per week or less; or (ii) whose customary employment is for not more than five (5) months in any calendar year. Also, any employee who owns more than five percent (5%) of the Common Stock is not eligible to participate in the Stock Purchase Plan. The approximate number of employees eligible to participate in the Stock Purchase Plan is 350.

Participating in the Stock Purchase Plan is voluntary, and eligible employees may enroll by specifying the amount of compensation to be deducted during each payroll period for the purchase of shares of Common Stock. The Stock Purchase Plan will operate on the basis of successive periods of three (3) months (i) commencing on July 1 and ending on September 30; (ii) commencing on October 1 and ending on December 31; (iii) commencing on January 1 and ending on March 31; and (iv) commencing on April 1 and ending on June 30. Each of these three month periods are hereafter referred to as an "Option Period".

Under the terms of the Stock Purchase Plan, each eligible employee may elect to deduct from his or her compensation, not less than $150.00 and up to 15% of their base pay for each Option Period. The dollar amount deducted is credited to the participant's Contribution Account (as defined in the Stock Purchase Plan). On the Exercise Date, which is the last trading date of each Option Period, the amount deducted from each participant's salary over the course of the Option Period will be used to purchase shares of Common Stock at a purchase price (the "Exercise Price") equal to the lesser of (i) 85% of the closing market price of the shares of Common Stock on the Exercise Date; or (ii) 85% of the closing market price of the Common Stock on the Grant Date (the first trading date of each Option Period). On each Exercise Date, all options shall be automatically exercised, except for persons whose employment has terminated or who have withdrawn all contributions. If the total number of shares of Common Stock to be purchased by all participants on an Exercise Date exceeds the number of shares of Common Stock remaining authorized for issuance under the Stock Purchase Plan, a pro-rata allocation of the shares of Common Stock available for issuance will be made among the electing participants in proportion to their respective Contribution Account balances on the Exercise Date.

Options granted under the Stock Purchase Plan are subject to the following limitations: (i) subject to certain adjustments, the maximum number of shares of Common Stock which may be purchased by any participant on an Exercise Date shall be 1,750 shares; (ii) no participant is allowed to purchase, during any calendar year, stock under the Stock Purchase Plan having a market value in excess of $25,000, as determined on the Grant Date; (iii) no option may be granted to a participant who would own 5% or more of the Common Stock of the Company; and (iv) no participant may assign, transfer or otherwise alienate any options granted to him, except by will or the laws of descent and distribution, and such option must be exercised during the participant's lifetime only by him.

To be eligible for or to change the amount of withholding for an Option Period, a participant must have completed an enrollment form specifying the amount to be withheld at least 30 days prior to the commencement of an Option Period. A participant may at any time, in writing, elect to withdraw from the Stock Purchase Plan and to have his or her contributions returned, provided that the withdrawal request is made not later than 10 days prior to the Exercise Date for a particular Option Period. If a participant fails to timely notify the Company of his or her intent to withdraw, the participant's contributions during such Option Period will be used to purchase shares on the Exercise Date for the benefit of the participant.

Upon termination of employment as a result of death, disability or retirement (at or after age 65) during an Option Period, no further contributions will be made to a participant's Contribution Account. In such an event, the participant or his or her legal representative may elect to withdraw the balance of the participant's Contribution Account; provided, however, that any withdrawal must be made not later than 10 days prior to the Exercise Date for a particular Option Period. If no such request is timely made, the balance will be used to purchase shares of Common Stock on the succeeding Exercise Date. In the event of a termination of a participant's employment for a reason other than death, disability or retirement during an Option Period, no further contributions will be made and the remaining balance will be paid in cash to the former employee.

Amendment and Termination. The Board of Directors may at any time amend the Stock Purchase Plan in any respect, including termination of the Stock Purchase Plan, without notice to participants. If the Stock Purchase Plan is terminated, all options to purchase stock outstanding at the termination date shall become null and void and the balance in each participant's Contribution Account shall be paid to that participant. Without the approval of the shareholders of the Company, however, the Stock Purchase Plan may not be amended to increase the number of shares reserved under the Stock Purchase Plan (except pursuant to certain changes in the capital structure of the Company).

Number of Shares Reserved Under Stock Purchase Plan. The Company has reserved, subject to shareholder approval, 250,000 shares of Common Stock for issuance under the Stock Purchase Plan. The aggregate number of shares of Common Stock reserved under the Stock Purchase Plan and the calculation of the Exercise Price shall be adjusted by the Plan Administrator (subject to direction by the Board of Directors) in an equitable manner to reflect changes in the capitalization of the Company, including, but not limited to, such changes as result from merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, combination of shares, exchange of shares and change in corporate structure. If any such adjustment would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded.

Rights as a Shareholder. At the time funds are used to purchase Common Stock under the Stock Purchase Plan, a participant shall have all the rights and privileges of a shareholder of the Company with respect to whole shares purchased under the Stock Purchase Plan, whether or not certificates representing such shares have been issued.

Restrictions on Sale. The Plan Administrator may, in its sole discretion, place restrictions on the sale or transfer of shares of Common Stock purchased under the Stock Purchase Plan during any Option Period by notice to all participants of the nature of such restrictions given in advance of the commencement date of such Option Period. The restrictions may prevent the sale, transfer, or other disposition of any shares of Common Stock purchased during the Option Period for a period of up to two years from the Grant Date, subject to such exceptions as the Plan Administrator may determine (*e.g.*, termination of employment). If a participant requests the issuance of a stock certificate for shares restricted pursuant to the Stock Purchase Plan, the certificate will contain an appropriate legend disclosing the nature and duration of the restriction. Any such restrictions determined by the Plan Administrator shall be applicable equally to all shares of Common Stock purchased during the Option Period for which the restrictions are first applicable and to all shares of Common Stock purchased during subsequent Option Periods until such restrictions lapse or are eliminated by the Plan Administrator.

Certain Federal Income Tax Consequences. The following is a brief summary of certain U. S. federal income tax aspects of options awarded under the Stock Purchase Plan based upon the federal income tax laws in effect on the date hereof. This summary is not intended to be exhaustive, and the exact tax consequences to any participant will depend upon his or her particular circumstances and other factors. Stock Purchase Plan participants must consult their tax advisors with respect to any state, local and foreign tax considerations or particular federal tax implications of options granted under the Stock Purchase Plan.

The Stock Purchase Plan is intended to qualify for favorable tax treatment under Section 423 of the Code. Pursuant to the Code, participants generally do not immediately recognize income for federal income tax purposes on the amount of the initial discount when shares of Common Stock are purchased. If the recipient of Common Stock under the Stock Purchase Plan disposes of shares before the end of the holding period (two years after the Grant Date), he or she generally will recognize ordinary income in the year of disposition in an amount equal to the difference between his or her purchase price and the market value of the Common Stock on the Exercise Date. The excess (if any) of the amount received upon disposition over the market value on the Exercise Date will be taxed as a capital gain. If a disposition occurs after the expiration of the holding period, the recipient generally will recognize ordinary income in the year of disposition equal to the lesser of (i) the original discount on the shares of Common Stock assuming the shares had been purchased on the Grant Date or (ii) the excess of the fair market value of such shares on the date of disposition over the price paid by the recipient on the Exercise Date. The difference between the amount received upon disposition and the tax basis (i. e., purchase price plus amount taxed as ordinary income) will be treated as a capital gain or a capital loss for tax purposes, as the case may be. The Company generally will not be entitled to a tax deduction for compensation expense of the original sales to participants, but may be entitled to a deduction if a participant disposes of Common Stock received under the Stock Purchase Plan prior to the expiration of the applicable holding period.

Conclusion and Recommendation

The Board of Directors believes it is in the best interests of the Company and its shareholders to adopt the Stock Purchase Plan to help attract and retain key persons of outstanding competence and to further align their interests with those of the Company's shareholders generally.

The proposal to adopt the Stock Purchase Plan will be adopted if it receives affirmative votes from a majority of the shares of Common Stock represented and entitled to vote at the Annual Meeting. **The Board of Directors recommends that you vote FOR the approval of the adoption of the Stock Purchase Plan.**

PROPOSAL 4 – AMENDMENT OF AMENDED AND RESTATED CHARTER

Proposed Amendment

The Company's Board of Directors has adopted, and is recommending to the shareholders for their approval at the Annual Meeting, an amendment to the Company's Amended and Restated Charter to change the corporate name in the form of Appendix D, attached hereto. The Charter Amendment would result in the change of the Company's name from Cumberland Bancorp, Incorporated to Civitas BankGroup, Inc.

In the judgment of the Board of Directors, after consultation with its advisors, the change of corporate name is desirable for the following reasons:

- The name Cumberland does not carry the significance it carries in the middle Tennessee area in the Company's other market areas;
- There is confusion in the marketplace between Cumberland Bank and Cumberland Bancorp;
- The name change brings a new energy and excitement to the Company designed to coincide with the Company's organizational changes and future plans and allows the Company to create a new brand identity in connection with these changes both within the Company's existing market areas and outside of the areas historically served by the Company's bank subsidiaries; and
- The name Civitas means "community" in Latin, a concept that is consistent with the Company's corporate philosophy on banking.

In the proposed name change is adopted, it is the intent of the Company to use the trade name Civitas BankGroup in its communications with shareholders and the investment community.

If the Charter Amendment is adopted, shareholders will not be required to exchange outstanding stock certificates for new certificates.

Approval by Shareholders

Approval of this proposal requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote at the Annual Meeting. If approved by the shareholders, the Charter Amendment will become effective upon filing with the Secretary of State of the State of Tennessee Articles of Amendment to the Company's Amended and Restated Charter, which filing is expected to take place shortly after the Annual Meeting.

The Board of Directors believes that the proposal to amend the Company's Amended and Restated Charter to change the corporate name is in the best interest of the Company and recommends a vote FOR approval of the proposal.

PROPOSAL 5 – OTHER MATTERS

The Board of Directors is not aware of any other matters which may be brought before the Annual Meeting. However, if any matter other than the proposed matters properly comes before the meeting for action, proxies will be voted for such matters in accordance with the best judgment of the persons named as proxies.

INDEPENDENT PUBLIC ACCOUNTANT INFORMATION

Crowe, Chizek and Company, LLP served as the Company's independent public accountants for the fiscal year ended December 31, 2002. On April 1, 2002 Heathcott & Mullaly, P.C., the Company's independent public accounts since 1997, merged with Crowe, Chizek and Company, LLP. The Audit Committee has appointed Crowe, Chizek and Company, LLP as the Company's independent public accountants for 2003. It is anticipated that representatives of Crowe, Chizek and Company, LLP will be present at the Annual Meeting to respond to appropriate questions from shareholders and to make a statement if they so desire.

Audit Fees

The aggregate audit fees billed or to be billed to the Company by Crowe, Chizek and Company, LLP for professional services rendered for the audit of the Company's annual financial statements and for the reviews of the financial statements included in the Company's quarterly reports on Form 10-Q in 2002 totaled $133,000.

Financial Information Systems Design and Implementation Fees

Crowe, Chizek and Company, LLP provided no professional services to the Company regarding financial information systems design and implementation during 2002.

All Other Fees

The aggregate fees billed or to be billed to the Company by Crowe, Chizek and Company, LLP for all other services rendered to the Company in 2002, including tax related services, and the audit of the Company's 401(k) plan, but excluding audit fees and financial information systems design and implementation fees, totaled $52,000.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth summary information concerning the compensation the Company paid for services rendered to it during 2000, 2001 and 2002 by its President and Chief Executive Officer and its other four most highly compensated executive officers who were serving as executive officers at the end of 2002 and whose salaries and bonus were in excess of $100,000 in 2002 (the "Named Executive Officers"). On December 16, 2002, Richard Herrington became the Company's President and Chief Executive Officer. Prior to that time, the Company did not have a Chief Executive Officer. Joel Porter served as the Company's President prior to Mr. Herrington's employment as President and Chief Executive Officer and was considered the Company's principal executive officer. Mr. Porter received no compensation as President in 2002 and received compensation only for his service as a director or committee member.

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Bonus(1)	Number of Securities Underlying Options	All Other Compensation(2)
Richard Herrington, President and Chief Executive Officer of the Company[3]	2002	$ 8,333	$ 0	62,500	$ 0
Tom Paschal, Executive Vice President and Secretary of the Company and Chairman of Cumberland Bank	2002	$170,000	$ 9,148	2,500	$ 15,085
	2001	170,000	8,844	--	31,420
	2000	150,000	0	--	37,450
Danny Herron, Executive Vice President of the Company and President and Chief Executive Officer of The Community Bank	2002	$142,500	$ 6,703	2,500	$ 6,551
	2001	130,000	6,500	--	19,993
	2000	110,217	14,000	--	17,500
R. Todd Vanderpool, Executive Vice President of the Company and President of BankTennessee[4]	2002	$135,000	$ 203	2,500	$ 2,078
	2001	48,644	0	30,000	0
Michael W. Cook, President of Cumberland Bank	2002	$120,000	$ 5,179	2,500	$ 5,195
	2001	115,000	12,492	--	0
	2000	105,000	15,000	15,000	0

(1) Perquisites and other personal benefits did not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus for the Named Executive Officer.

(2) Represents Company matching contributions to the Company's 401(k) plan, the amount of premiums paid for term life insurance, and director fees as set forth in the following table:

	401(K) Plan	Term Life Insurance	Director Fees
Richard Herrington	$ 0	$ 0	$ 700
Tom Paschal	5,365	4,720	8,400
Danny Herron	4,509	2,042	8,400
R. Todd Vanderpool	2,078	0	8,400
Michael W. Cook	3,645	1,550	0

(3) Mr. Herrington was hired on December 16, 2002.

(4) Mr. Vanderpool was hired on October 15, 2001.

Option Grants During 2002

The following table summarizes certain information regarding stock options issued to the Named Executive Officers during fiscal 2002. No stock appreciation rights ("SARs") have been granted by the Company.

Option Grants in Last Fiscal Year

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term		
Name	Number of Securities Underlying Options Granted(#)[1]	Percent of Total Options Granted to Employees in Fiscal 2002(%)	Exercise Price ($/Share)	Market Price on Date of Grant ($)	Expiration Date	0%($)	5%($)	10%($)
Richard Herrington	62,500 [2]	51.7%	$ 4.00	$ 5.30	12/31/12	$81,250	$289,571	$609,177
Tom Paschal	2,500 [2]	2.1%	4.00	5.30	12/31/12	3,250	11,582	24,367
Danny Herron	2,500 [2]	2.1%	4.00	5.30	12/31/12	3,250	11,582	24,367
R. Todd Vanderpool	2,500 [2]	2.1%	4.00	5.30	12/31/12	3,250	11,582	24,367
Michael W.Cook	2,500 [2]	2.1%	4.00	5.30	12/31/12	3,250	11,582	24,367

(1) The options were granted to the Named Executive Officers on December 31, 2002 pursuant to the Stock Option Plan.

(2) The options vest 25% per year beginning with the first anniversary of the date of grant. If any of certain events which generally constitute a change in control of the Company occur, the options would become immediately exercisable.

Aggregate Option Exercises During 2002 and Fiscal Year End Option Values

The following table provides information related to options exercised by the Named Executive Officers during the 2002 fiscal year and the number and value of options held at fiscal year end. The Company has not issued stock appreciation rights or warrants to its executive officers.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options (#)[1]		Value of Unexercised In-the-Money Options at Fiscal Year End ($) [2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard Herrington [3]	--	--	0	62,500	$ 0	$ 81,250

Joel Porter	22,000	$24,750	3,300	0	8,498	0
Tom Paschal	13,200	14,850	5,500	2,500	14,163	3,250
Danny Herron (3)	--	--	27,500	2,500	70,813	3,250
R. Todd Vanderpool (3)	--	--	10,000	22,500	11,800	26,850
Michael W. Cook (3)	--	--	9,000	8,500	0	3,250

(1) Share amounts and option exercise prices have been adjusted to reflect the 2 for 1 stock split paid on April 22, 2001.
(2) The closing price for the common stock as of December 31, 2002 was $5.30. Value is calculated on the basis of the difference between the option exercise price and $5.30 multiplied by the number of shares of Common Stock underlying the option.
(3) The Named Executive Officer did not exercise any stock options during 2002.

Employment Contracts, Termination of Employment and Change in Control Arrangements

None of the Company's Named Executive Officers has any employment agreement or severance agreement with the Company.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Mr. Porter, who served as the Company's president and principal executive officer prior to the hiring of Mr. Herrington on December 16, 2002 receives no compensation other than as a director and for his services as a member of the Company's or subsidiary banks' committees on which he serves. Decisions with respect to compensation of the Company's and each of the Banks' executive officers, including Mr. Porter and the other Named Executive Officers, for fiscal 2002 were made by the board of directors of each of the Banks. Compensation of executive officers consists of a base salary, an annual bonus, matching contributions under the Company's 401(k) plan, and payments for term life insurance (as well as health and disability insurance and other non-cash benefits similar to those of all employees of the subsidiary banks or the Company).

The overarching policy of each of the boards of directors in determining executive compensation is to attract and retain the highest quality talent to lead the subsidiary banks and the Company and to reward key executives based upon their individual performance and the performance of the subsidiary banks and the Company. Each of the boards of directors believes that providing incentives to, and rewarding the performance of, officers enhances the profitability of the subsidiary banks and the Company.

In recommending the 2002 base salary of each subsidiary bank's president and the other Named Executive Officers, the Company and each of the boards of directors reviewed the 2001 financial performance of each bank compared to past performance. Each bank president's salary was tied to the specific performance of his bank during 2001.

Executive officers were eligible for, and received, a cash bonus as determined by the board of directors based upon the Company and each bank's overall financial performance. No specific quantitative performance measure (of the Company, and of the banks or any individual) was used to determine the amount of bonus awarded. Instead, bonuses for executive officers were given in a manner similar to the bonuses granted to all full-time employees of the banks or the Company, with the amount awarded being most closely tied to the employee's monthly salary.

John Shepherd, Chairman
Frank Inman, Jr.
Tom Price
Alex Richmond

The foregoing report of the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference the Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

AUDIT COMMITTEE REPORT FOR 2002

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The Company's independent auditors are responsible for expressing an opinion on the conformity of the Company's audited financial statements to generally accepted accounting principles.

In this context, the Audit Committee has reviewed and discussed with management and the independent auditors the audited financial statements. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61. In addition, the Audit Committee has received from the independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from the Company and its management. The Audit Committee has considered whether the independent auditors provision of non-audit services to the Company is compatible with the auditor's independence. The audit committee determined this issue in the affirmative.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, for filing with the Securities and Exchange Commission.

Dr. Eugene Smith, Chairman
Tom Price
Alex Richmond
Larry Wilkerson

The foregoing report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference the Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2002, the Compensation Committee of the Board of Directors was composed of Messrs. Shepherd, Inman, Price and Richmond. None of these persons has at any time been an officer of or employee of the Company or any of its subsidiaries. In addition, there are no relationships among the Company's executive officers, members of the Compensation Committee or entities whose executives serve on the Board of Directors or the Compensation Committee that require disclosure under applicable SEC regulations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Some directors and principal officers of the Company and its banks at present, as in the past, are customers of the banks and have had and expect to have loan transactions with the banks in the ordinary course of business. In addition, some of the directors and officers of the Company and its banks are at present, as in the past, affiliated with businesses which are customers of the banks and which have had and expect to have loan transactions with the banks in the ordinary course of business. These loans were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. In the opinion of the board of directors, these loans do not involve more than a normal risk of collectability or present other unfavorable features. At December 31, 2002, the outstanding principal amount of indebtedness of these loans, including amounts available under lines of credit to the Company's affiliates, aggregated approximately $3,922,000.

On December 2, 2002, the Company concluded a private placement of its Common Stock to certain accredited investors pursuant to Regulation D and Section 4(2) of the Securities Act of 1933, as amended. In the private placement, the Company received approximately $5.4 million from the subscription of 1,342,710 shares of its Common Stock at $4.00 per share. Directors, nominees and Named Executive Officers purchased the following shares issued in connection with the private placement:

Name	Number of Shares purchased in Private Placement	Aggregate price of shares acquired at $4 per share
Directors and Nominees:		
Tom Brooks	2,500	$ 10,000
C. M. Gatton	1,000,000	4,000,000
Ronald Gibson	750	3,000
Frank Inman	1,000	4,000
Paul Pratt, Sr.	13,710	54,840
Paul Priddy	--	--
Tom Price	--	--
Alex Richmond	--	--
James Rout	--	10,000
John Shepherd	2,500	24,000
William Wallace	6,000	200,000
John S. Wilder, Sr.	50,000	
Named Executive Officer:		
Richard Herrington	250,000	1,000.000
Danny Herron	1,250	5,000
Tom Paschal	--	--
Joel Porter	6,000	24,000
R. Todd Vanderpool	4,000	16,000
Michael W. Cook	--	--
Totals	1,337,710	$5,350,840

We have employed Mr. Joel Porter's law firm, Burch, Porter & Johnson, PLLC, from time to time. Fees and expenses arose out of general corporate and other ordinary course of business services provided by Burch Porter, and account for significantly less than one percent (1%) of the law firm's 2002 gross revenue.

We believe that the above transactions were made on terms as favorable to us as we would have received from unaffiliated third parties.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph compares the percentage change in the unaudited total return on the Company's Common Stock against the cumulative total return of the NASDAQ Index and the SNL Securities $500,000,000 to $1,000,000,000 bank index between October 14, 1999 (inception) and December 31, 2002. The graph assumes the value of the investment in the Company's Common Stock and each index was $100 at October 14, 1999 and that all dividends were reinvested.

The following Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.


Cumberland Bancorp, Incorporated


Total Return Performance
Index Value
175
150
125
100
75
50
25
0
10/14/99
12/31/99
12/31/00
12/31/01
12/31/02
Cumberland Bancorp, Incorporated
NASDAQ - Total US*
SNL $500M-$1B Bank Index

Index	*Period Ending*				
	10/14/99	12/31/99	12/31/00	12/31/01	12/31/02
Cumberland Bancorp, Incorporated	100.00	100.00	84.85	54.55	85.66
NASDAQ - Total US*	100.00	144.82	87.18	69.17	47.81
SNL $500M-$1B Bank Index	100.00	96.30	92.18	119.58	152.67

**Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago, 2003. Used with permission. All rights reserved. crsp.com*

SHAREHOLDERS' PROPOSALS AND OTHER MATTERS

Shareholders intending to submit proposals for presentation at the 2004 annual meeting and inclusion in the Proxy Statement and form of proxy for such meeting should forward such proposals to Anna McNiell, Cumberland Bancorp, Incorporated, 4 Corporate Centre, 810 Crescent Centre Drive, Suite 320, Franklin, Tennessee 37067. Proposals must be in writing and must be received by the Company prior to December 15, 2003 in order to be included in the Company's Proxy Statement and form of proxy relating to the 2003 Annual Meeting of Shareholders. Proposals should be sent to the Company by certified mail, return receipt requested, and must comply with Rule 14a-8 of Regulation 14A of the proxy rules of the SEC.

If a shareholder wants to bring business before the 2004 annual meeting which is not the subject of a proposal submitted for inclusion in the proxy statement, the Company's bylaws require that the shareholder comply with Regulation 14A of the Securities Exchange Act and have given written notice to the Company not later than December 15, 2003. If the date of the 2004 annual meeting has been changed by more than thirty (30) days from May 15, 2004, then in order to be timely a shareholder's notice must be received by the Company not less than one hundred and twenty (120) days from the date of the 2004 annual meeting or the tenth day following the date on which public announcement of the 2004 annual meeting is first made. Notice should be sent to Ms. McNiell at the address above.

GENERAL

The Company's 2002 Annual Report is mailed herewith. A copy of the Company's Annual Report to the SEC on Form 10-K for the year ended December 31, 2002 has been included with the 2002 Annual Report. An additional copy is available for shareholders, without charge, by writing to Anna McNeill, Cumberland Bancorp, Incorporated, 4 Corporate Centre, 810 Crescent Centre Drive, Suite 320, Franklin, Tennessee 37067, telephone number (615) 383-4758.

By order of the Board of Directors

Tom Paschal
Secretary

Franklin, Tennessee
April 25, 2003

Appendix A

RESTATED
AUDIT COMMITTEE CHARTER
of the Audit Committee
of Cumberland Bancorp, Incorporated

This Audit Committee Charter was adopted by the Board of Directors (the "Board") of Cumberland Bancorp, Incorporated (the "Company") on March 20, 2003.

I. Purpose

The purpose of the Audit Committee (the "Committee") is to assist the Board with its oversight responsibilities regarding: (i) the integrity of the Company's financial statements; (ii) the Company's compliance with legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; and (iv) the performance of the Company's internal audit function and independent auditor. The Committee shall prepare the report required by the rules of the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.

In addition to the powers and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Company's bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee's sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee's responsibilities are limited to oversight. Management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements as well as the Company's financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. The independent auditor is responsible for performing an audit of the Company's annual financial statements, expressing an opinion as to the conformity of such annual financial statements with generally accepted accounting principles and reviewing the Company's quarterly financial statements. It is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosure are complete and accurate and in accordance with generally accepted accounting principles and applicable laws, rules and regulations. Each member of the Committee shall be entitled to rely on the integrity of those persons within the Company and of the professionals and experts (including the Company's internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) (the "internal auditor") and the Company's independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

Further, auditing literature, particularly Statement of Accounting Standards No. 71, defines the term "review" to include a particular set of required procedures to be undertaken by independent auditors. The members of the Committee are not independent auditors, and the term "review" as used in this Charter is not intended to have that meaning and should not be interpreted to suggest that the Committee members can or should follow the procedures required of auditors performing reviews of financial statements.

II. Membership

The Committee shall consist of at least three members of the Board. Each Committee member must be able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. At least one member of the Audit Committee shall have past experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities, professional certification in accounting or past employment experience in finance or accounting. In addition, each Committee member shall satisfy the independence requirements of the Nasdaq Stock Market and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The members of the Committee, including the Chair of the Committee, shall be appointed by the Board. Committee members may be removed from the Committee, with or without cause, by the Board.

III. Meetings and Procedures

The Chair (or in his or her absence, a member designated by the Chair) shall preside at each meeting of the Committee and set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company's bylaws that are applicable to the Committee.

The Committee shall meet at least once during each fiscal quarter and more frequently as the Committee deems desirable. The Committee shall meet separately, periodically, with management, with the internal auditor and with the independent auditor.

All non-management directors that are not members of the Committee may attend and observe meetings of the Committee, but shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company's management, representatives of the independent auditor, the internal auditor, any other financial personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate. Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any non-management director that is not a member of the Committee.

The Committee may retain any independent counsel, experts or advisors (accounting, financial or otherwise) that the Committee believes to be necessary or appropriate. The Committee may also utilize the services of the Company's regular legal counsel or other advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

The Committee may conduct or authorize investigations into any matters within the scope of the powers and responsibilities delegated to the Committee.

IV. Powers and Responsibilities

Interaction with the Independent Auditor

1. *Appointment and Oversight.* The Committee shall be directly responsible and have sole authority for the appointment, compensation, retention and oversight of the work of the independent auditor (including resolution of any disagreements between Company management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and the independent auditor shall report directly to the Committee.

2. *Pre-Approval of Services.* Before the independent auditor is engaged by the Company or its subsidiaries to render audit or non-audit services, the Committee shall preapprove the engagement. Committee pre-approval of audit and non-audit services will not be required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the Committee regarding the Company's engagement of the independent auditor, provided the policies and procedures are detailed as to the particular service, the Committee is informed of each service provided and such policies and procedures do not include delegation of the Committee's responsibilities under the Exchange Act to the Company's management. The Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals, provided such approvals are presented to the Committee at a subsequent meeting. If the Committee elects to establish pre-approval policies and procedures regarding non-audit services, the Committee must be informed of each non-audit service provided by the independent auditor. Committee pre-approval of non-audit services (other than review and attest services) also will not be required if such services fall within available exceptions established by the SEC.

3. *Independence of Independent Auditor.* The Committee shall, at least annually, review the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor's senior personnel that are providing audit services to the Company. In conducting its review:

(i) The Committee shall ensure that the independent auditor prepares and delivers, at least annually, a written statement delineating all relationships between the independent auditor and the Company, consistent with Independence Standards Board Standard 1. The Committee shall actively engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that, in the view of the Committee, may impact the objectivity and independence of the independent auditor. The Committee shall satisfy itself of the auditor's independence.

(ii) The Committee shall confirm with the independent auditor that the independent auditor is in compliance with the partner rotation requirements established by the SEC.

(iii) The Committee shall, if applicable, consider whether the independent auditor's provision of any permitted non-audit services to the Company is compatible with maintaining the independence of the independent auditor.

Annual Financial Statements and Annual Audit

4. *Meetings with Management, the Independent Auditor and the Internal Auditor.*

(i) The Committee shall meet with management, the independent auditor and the internal auditor in connection with each annual audit to discuss the scope of the audit, the procedures to be followed and the staffing of the audit.

(ii) The Committee shall review and discuss with management and the independent auditor any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities of which the Committee is made aware that do not appear on the financial statements of the Company and that may have a material current or future effect on the Company's financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses.

(iii) The Committee shall review and discuss the annual audited financial statements with management and the independent auditor, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

5. *Separate Meetings with the Independent Auditor.*

(i) The Committee shall obtain from the independent auditor assurances that procedures required under Section 10A of the Exchange Act have been complied with.

(ii) The Committee shall discuss with the independent auditor the report that such auditor is required to make to the Committee regarding: (A) all accounting policies and practices to be used that the independent auditor identifies as critical; (B) all alternative treatments within GAAP for policies and practices related to material items that have been discussed among management and the independent auditor, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (C) all other material written communications between the independent auditor and management of the Company, such as any management letter, management representation letter, reports on observations and recommendations on internal controls, independent auditor's engagement letter, independent auditor's independence letter, schedule of unadjusted audit differences and a listing of adjustments and reclassifications not recorded, if any.

(iii) The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as then in effect.

6. *Recommendation to Include Financial Statements in Annual Report.* The Committee shall, based on the review and discussions in paragraphs 4(iii) and 5(iii) above, and based on the disclosures received from the independent auditor regarding its independence and discussions with the auditor regarding such independence pursuant to subparagraph 3(i) above, determine whether to recommend to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year subject to the audit.

Quarterly Financial Statements

7. *Quarterly Financial Statement Review.* The Committee shall review and discuss the quarterly financial statements with management and the independent auditor, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Internal Audit

8. *Appointment.* The Committee shall review the appointment and replacement of the internal auditor.

9. *Separate Meetings with the Internal Auditor.* The Committee shall meet periodically with the Company's internal auditor to discuss the responsibilities, budget and staffing of the Company's internal audit function and any issues that the internal auditor believes warrant audit committee attention. The Committee shall discuss with the internal auditor any significant reports to management prepared by the internal auditor and any responses from management.

Other Powers and Responsibilities

10. The Committee shall review all related party transactions required to be disclosed in the Company's proxy statement on an ongoing basis and all such transactions must be approved by the Committee.

11. The Committee shall discuss with management and the independent auditor any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that raise material issues regarding the Company's financial statements, financial reporting process, accounting policies or internal audit function.

12. The Committee shall discuss with the Company's General Counsel or outside counsel any legal matters brought to the Committee's attention that could reasonably be expected to have a material impact on the Company's financial statements.

13. The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters. The Committee shall also establish procedures for the confidential and anonymous submission by employees regarding questionable accounting or auditing matters.

14. The Committee, through its Chair, shall report regularly to, and review with, the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, the performance of the Company's internal audit function or any other matter the Committee determines is necessary or advisable to report to the Board.

15. The Committee shall at least annually perform an evaluation of the performance of the Committee and its members, including a review of the Committee's compliance with this Charter.

16. The Committee shall at least annually review and reassess this Charter and submit any recommended changes to the Board for its consideration.

Appendix B

FIRST AMENDMENT TO CUMBERLAND BANCORP, INCORPORATED 1998 STOCK OPTION PLAN

Section 3(a) of the Cumberland Bancorp, Incorporated 1998 Stock Option Plan is hereby amended, effective May 15, 2003, subject to the approval of the Cumberland Bancorp, Incorporated shareholders at the 2003 Annual Meeting of Shareholders, as follows:

1. By deleting Section 3(a) in its entirely and substituting therefor the following:

"The aggregate number of shares of Common Stock that may be issued under the Plan shall be 2,000,000 shares. The shares of Common Stock issuable under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares. No officer of the Corporation or other person whose compensation may be subject to the limitations on deductibility under Section 162(m) of the Code shall be eligible to receive awards pursuant to this Plan relating to in excess of 100,000 shares of Common Stock in any fiscal year (the "Section 162(m) Maximum")."

Appendix C

CUMBERLAND BANCORP, INCORPORATED
EMPLOYEE STOCK PURCHASE PLAN

Article I
INTRODUCTION

1.1 Establishment of Plan. Cumberland Bancorp, Incorporated, a Tennessee corporation (the "Company") with its principal offices located in Franklin, Tennessee, adopts the following employee stock purchase plan for its eligible employees. This Plan shall be known as the Cumberland Bancorp, Incorporated Employee Stock Purchase Plan.

1.2 Purpose. The purpose of this Plan is to provide an opportunity for eligible employees of the Employer to become shareholders in the Company. It is believed that broad-based employee participation in the ownership of the business will help to achieve the unity of purpose conducive to the continued growth of the Employer and to the mutual benefit of its employees and shareholders.

1.3 Qualification. This Plan is intended to be an employee stock purchase plan which qualifies for favorable Federal income tax treatment under Section 423 of the Code and is intended to comply with the provisions thereof, including the requirement of Section 423(b)(5) of the Code that all Employees granted options to purchase Stock under the Plan have the same rights and privileges with respect to such options.

1.4 Rule 16b-3 Compliance. This Plan is intended to comply with Rule 16b-3 under the Securities Exchange Act of 1934, and should be interpreted in accordance therewith.

Article II
DEFINITIONS

As used herein, the following words and phrases shall have the meanings specified below:

2.1 Board of Directors. The Board of Directors of the Company.

2.2 Closing Market Price. The last sale price of the Stock as reported on the Over-the-Counter Bulletin Board or such market or exchange on which the Stock is then traded on the date specified; or if no sales occurred on such day, the last sale price of the Stock reported on the most recent date specified in which a sale of such Stock occurred; but if there should be any material alteration in the present system of reporting sales prices of such Stock, or if such Stock should no longer be listed on the Over-the-Counter Bulletin Board or any other market or exchange, the market value of the Stock as of a particular date shall be determined in such a method as shall be specified by the Plan Administrator.

2.3 Code. The Internal Revenue Code of 1986, as amended from time to time.

2.4 Commencement Date. The first day of each Option Period. The first Commencement Date shall be July 1, 2003.

2.5 Contribution Account. The account established on behalf of a Participant to which shall be credited the amount of the Participant's contribution, pursuant to Article V.

2.6 Effective Date. July 1, 2003.

2.7 Employee. Each employee of the Employer except:

(a) any employee whose customary employment is twenty (20) hours per week or less; or

(b) any employee whose customary employment is for not more than five (5) months in any calendar year.

2.8 Employer. The Company and any corporation (i) which is a Subsidiary of the Company, (ii) which is authorized by the Board of Directors to adopt this Plan with respect to its Employees, and (iii) which adopts this Plan. The term "Employer" shall include any corporation into which an Employer may be merged or consolidated or to which all or substantially all of its assets may be transferred, provided that the surviving or transferee corporation would qualify as a subsidiary under Section 2.18 hereof and that such corporation does not affirmatively disavow this Plan.

2.9 Exercise Date. The last trading date of each Option Period on the Over-the-Counter Bulletin Board or such market or exchange on which the Stock is then traded.

2.10 Exercise Price. The price per share of the Stock to be charged to Participants at the Exercise Date, as determined in Section 6.3.

2.11 Five-Percent Shareholder. An Employee who owns five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary thereof. In determining this five percent test, shares of stock which the Employee may purchase under outstanding options, as well as stock attributed to the Employee under Section 424(d) of the Code, shall be treated as stock owned by the Employee in the numerator, but shares of stock which may be issued under options shall not be counted in the total of outstanding shares in the denominator.

2.12 Grant Date. The first trading date of each Option Period on the Over-the-Counter Bulletin Board or such market or exchange on which the Stock is then traded.

2.13 Option Period. Successive periods of three (3) months (i) commencing on July 1 and ending on September 30, (ii) commencing on October 1 and ending on December 30, (iii) commencing on January 1 and ending on March 30, and (iv) commencing on April 1 and ending on June 30.

2.14 Participant. Any Employee of an Employer who has met the conditions for eligibility as provided in Article IV and who has elected to participate in the Plan.

2.15 Plan. Cumberland Bancorp, Incorporated Employee Stock Purchase Plan.

2.16 Plan Administrator. The committee composed of one or more individuals to whom authority is delegated by the Board of Directors to administer the Plan. The initial committee shall be the following individuals: Richard Herrington and Joel Porter.

2.17 Stock. Those shares of common stock of the Company which are reserved pursuant to Section 6.1 for issuance upon the exercise of options granted under this Plan.

2.18 Subsidiary. Any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the option, each of the corporations other than the last corporation in the chain owns stock possessing fifty percent (50%) or more of the combined voting power of all classes of stock in one of the other corporations in such chain.

Article III
SHAREHOLDER APPROVAL

3.1 Shareholder Approval Required. This Plan must be approved by the shareholders of the Company within the period beginning twelve (12) months before and ending twelve (12) months after its adoption by the Board of Directors.

3.2 Shareholder Approval for Certain Amendments. Without the approval of the shareholders of the Company, no amendment to this Plan shall increase the number of shares reserved under the Plan, other than as provided in Section 10.3. Approval by shareholders must occur within one (1) year of such amendment or such amendment shall be void ab initio, comply with applicable provisions of the corporate charter and bylaws of the Company, and comply with Tennessee law prescribing the method and degree of shareholder approval required for issuance of corporate stock or options.

Article IV
ELIGIBILITY AND PARTICIPATION

4.1 Conditions. Each Employee shall become eligible to become a Participant on the Commencement Date next following the date of his employment. No Employee who is a Five-Percent Shareholder shall be eligible to participate in the Plan. Notwithstanding anything to the contrary contained herein, no individual who is not an Employee shall be granted an option to purchase Stock under the Plan.

4.2 Application for Participation. Each Employee who becomes eligible to participate shall be furnished a summary of the Plan and an enrollment form. If such Employee elects to participate hereunder, he shall complete such form and file it with his Employer no later than thirty (30) days prior to the next Commencement Date. The completed enrollment form shall indicate the amount of Employee contributions authorized by the Employee. If no new enrollment form is filed by a Participant in advance of any Option Period after the initial Option Period, that Participant shall be deemed to have elected to continue to participate with the same contribution previously elected (subject to the limit of 15% of base pay). If any Employee does not elect to participate in any given Option Period, he may elect to participate on any future Commencement Date so long as he continues to meet the eligibility requirements.

4.3 Date of Participation. All Employees who elect to participate shall be enrolled in the Plan commencing with the first pay date after the Commencement Date following their submission of the enrollment form. Upon becoming a Participant, the Participant shall be bound by the terms of this Plan, including any amendments whenever made.

4.4 Acquisition or Creation of Subsidiary. If the stock of a corporation is acquired by the Company or another Employer so that the acquired corporation becomes a Subsidiary, or if a Subsidiary is created, the Subsidiary in either case shall automatically become an Employer and its Employees shall become eligible to participate in the Plan on the first Commencement Date after the acquisition or creation of the Subsidiary, as the case may be. Notwithstanding the foregoing, the Board of Directors may by appropriate resolutions (i) provide that the acquired or newly created Subsidiary shall not be a participating Employer, (ii) specify that the acquired or newly created Subsidiary will become a participating Employer on a Commencement Date other than the first Commencement Date after the acquisition or creation, or (iii) attach any condition whatsoever to eligibility of the employees of the acquired or newly created Subsidiary, except to the extent such condition would not comply with Section 423 of the Code.

Article V
CONTRIBUTION ACCOUNT

5.1 Employee Contributions. The enrollment form signed by each Participant shall authorize the Employer to deduct from the Participant's compensation an after-tax amount during each payroll period not less than one hundred and fifty dollars ($150.00) nor more than an amount which is fifteen percent (15%) of the Participant's base pay on the Commencement Date. A Participant's base pay shall be determined before subtracting any elective deferrals to a qualified plan under Section 401(k) of the Code, salary reduction contributions to a cafeteria plan under Section 125 of the Code or elective deferrals to a nonqualified deferred compensation plan. The dollar amount deducted each payday shall be credited to the Participant's Contribution Account. Participant contributions will not be permitted to commence at any time during the Option Period other than on the Commencement Date. No interest will accrue on any contributions or on the balance in a Participant's Contribution Account.

5.2 Modification of Contribution Rate. No change shall be permitted in a Participant's amount of withholding except upon a Commencement Date, and then only if the Participant files a new enrollment form with the Employer at least thirty (30) days in advance of the Commencement Date designating the desired withholding rate. Notwithstanding the foregoing, a Participant may notify the Employer at any time (except during the periods from March 22 through March 31, June 21 through June 30, September 21 through September 30 and December 22 through December 31) that he wishes to discontinue his contributions. This notice shall be in writing and on such forms as provided by the Employer and shall become effective as of a date provided on the form not more than thirty (30) days following its receipt by the Employer. The Participant shall become eligible to recommence contributions on the next Commencement Date.

5.3 Withdrawal of Contributions. A Participant may elect to withdraw the balance of his Contribution Account at any time during the Option Period prior to the Exercise Date (except during the periods from March 22 through March 31, June 21 through June 30, September 21 through September 30 and December 22 through December 31). The option granted to a Participant shall be canceled upon his withdrawal of the balance in his Contribution Account. This election to withdraw must be in writing on such forms as may be provided by the Employer. If contributions are withdrawn in this manner, further contributions during that Option Period will be discontinued in the same manner as provided in Section 5.2, and the Participant shall become eligible to recommence contributions on the next Commencement Date.

5.4 Limitations on Contributions. During each Option Period, the total contributions by a Participant to his Contribution Account shall not exceed fifteen percent (15%) of the Participant's base pay for the Option Period. If a Participant's total contributions should exceed this limit, the excess shall be returned to the Participant after the end of the Option Period, without interest.

Article VI
ISSUANCE AND EXERCISE OF OPTIONS

6.1 Reserved Shares of Stock. The Company shall reserve two hundred fifty thousand (250,000) shares of Stock for issuance upon exercise of the options granted under this Plan.

6.2 Issuance of Options. On the Grant Date each Participant shall be deemed to receive an option to purchase Stock with the number of shares and Exercise Price determined as provided in this Article VI, subject to the maximum limits specified in Section 6.6(a). All such options shall be automatically exercised on the following Exercise Date, except for options which are canceled when a Participant withdraws the balance of his Contribution Account or which are otherwise terminated under the provisions of this Plan.

6.3 Determination of Exercise Price. The Exercise Price of the options granted under this Plan for any Option Period shall be the lesser of:

(i) eighty-five percent (85%) of the Closing Market Price of the Stock on the Exercise Date; or

(ii) eighty-five percent (85%) of the Closing Market Price of the Stock on the Grant Date.

6.4 Purchase of Stock. On an Exercise Date, all options shall be automatically exercised, except that the options of a Participant who has terminated employment pursuant to Section 7.1 or who has withdrawn all his contributions shall expire. The Contribution Account of each Participant shall be used to purchase the maximum number of whole shares of Stock determined by dividing the Exercise Price into the balance of the Participant's Contribution Account. Any money remaining in a Participant's Contribution Account representing a fractional share shall remain in his Contribution Account to be used in the next Option Period along with new contributions in the next Option Period; provided, however, that if the Participant does not enroll for the next Option Period, the balance remaining shall be returned to him in cash.

6.5 Terms of Options. Options granted under this Plan shall be subject to such amendment or modification as the Employer shall deem necessary to comply with any applicable law or regulation, including but not limited to Section 423 of the Code, and shall contain such other provisions as the Employer shall from time to time approve and deem necessary; provided, however, that any such provisions shall comply with Section 423 of the Code.

6.6 Limitations on Options. The options granted hereunder are subject to the following limitations:

(a) The maximum number of shares of Stock which may be purchased by any Participant on an Exercise Date shall be one thousand seven hundred and fifty (1,750) shares. This maximum number of shares shall be adjusted upon the occurrence of an event described in Section 10.3.

(b) No Participant shall be permitted to accrue the right to purchase during any calendar year Stock under this Plan (or any other Plan of the Employer or a Subsidiary which is qualified under Section 423 of the Code) having a market value of greater than twenty-five thousand dollars ($25,000.00) (as determined on the Grant Date for the Option Period during which each such share of Stock is purchased) as provided in Section 423(b)(8) of the Code.

(c) No option may be granted to a Participant if the Participant immediately after the option is granted would be a Five-Percent Shareholder.

(d) No Participant may assign, transfer or otherwise alienate any options granted to him under this Plan, otherwise than by will or the laws of descent and distribution, and such options must be exercised during the Participant's lifetime only by him.

6.7 Pro-Rata Reduction of Optioned Stock. If the total number of shares of Stock to be purchased under option by all Participants on an Exercise Date exceeds the number of shares of Stock remaining authorized for issuance under Section 6.1, a pro-rata allocation of the shares of Stock available for issuance will be made among Participants in proportion to their respective Contribution Account balances on the Exercise Date, and any money remaining in the Contribution Accounts shall be returned to the Participants.

6.8 State Securities Laws. Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to issue shares of Stock to any Participant if to do so would violate any State securities law applicable to the sale of Stock to such Participant. In the event that the Company refrains from issuing shares of Stock to any Participant in reliance on this Section, the Company shall return to such Participant the amount in such Participant's Contribution Account that would otherwise have been applied to the purchase of Stock.

Article VII
TERMINATION OF PARTICIPATION

7.1 Termination of Employment. Any Employee whose employment with the Employer is terminated during the Option Period prior to the Exercise Date for any reason except death, disability or retirement at or after age 65 shall cease being a Participant immediately. The balance of that Participant's Contribution Account shall be paid to such Participant as soon as practical after his termination. The option granted to such Participant shall be null and void.

7.2 Death. If a Participant should die while employed by the Employer, no further contributions on behalf of the deceased Participant shall be made. The legal representative of the deceased Participant may elect to withdraw the balance in said Participant's Contribution Account by notifying the Employer in writing prior to the Exercise Date in the Option Period during which the Participant died (except during the periods from March 22 through March 31, June 21 through June 30, September 21 through September 30 and December 22 through December 31). In the event no election to withdraw is made on or before the March 21, June 20, September 20 or December 21 preceding the Exercise Date, the balance accumulated in the deceased Participant's Contribution Account shall be used to purchase shares of Stock in accordance with Section 6.4. Any money remaining which is insufficient to purchase a whole share shall be paid to the legal representative.

7.3 Retirement. If a Participant should retire from the employment of the Employer at or after attaining age 65, no further contributions on behalf of the retired Participant shall be made. The Participant may elect to withdraw the balance in his Contribution Account by notifying the Employer in writing prior to the Exercise Date in the Option Period during which the Participant retired (except during the periods from March 22 through March 31, June 21 through June 30, September 21 through September 30 and December 22 through December 31). In the event no election to withdraw is made on or before the March 21, June 20, September 20 or December 21 preceding the Exercise Date, the balance accumulated in the retired Participant's Contribution Account shall be used to purchase shares of Stock in accordance with Section 6.4. Any money remaining which is insufficient to purchase a whole share shall be paid to the retired Participant.

7.4 Disability. If a Participant should terminate employment with the Employer on account of disability, as determined by reference to the definition of "disability" in the Employer's long-term disability plan, no further contributions on behalf of the disabled Participant shall be made. The Participant may elect to withdraw the balance in his Contribution Account by notifying the Employer in writing prior to the Exercise Date in the Option Period during which the Participant became disabled (except during the periods from March 22 through March 31, June 21 through June 30, September 21 through September 30 and December 22 through December 31). In the event no election to withdraw is made on or before the March 21, June 20, September 20 or December 21 preceding the Exercise Date, the balance accumulated in the disabled Participant's Contribution Account shall be used to purchase shares of Stock in accordance with Section 6.4. Any money remaining which is insufficient to purchase a whole share shall be paid to the disabled Participant.

Article VIII
OWNERSHIP OF STOCK

8.1 Stock Certificates. As soon as practical after the Exercise Date, the Plan Administrator will, in its sole discretion, either credit a share account maintained for the benefit of each Participant or issue certificates to each Participant for the number of shares of Stock purchased under the Plan by such Participant during an Option Period. Such determination by the Plan Administrator shall apply equally to all shares of Stock purchased during the Option Period. Certificates may be issued, at the request of a Participant, in the name of the Participant, jointly in the name of the Participant and a member of the Participant's family, to the Participant as custodian for the Participant's child under the Gift to Minors Act, or to the legal representative of a deceased Participant.

8.2 Premature Sale of Stock. If a Participant (or former Participant) sells or otherwise disposes of any shares of Stock obtained under this Plan:

(i) prior to two (2) years after the Grant Date of the option under which such shares were obtained,

or

(ii) prior to one (1) year after the Exercise Date on which such shares were obtained,

that Participant (or former Participant) must notify the Employer immediately in writing concerning such disposition.

8.3 Restrictions on Sale. The Plan Administrator may, in its sole discretion, place restrictions on the sale or transfer of shares of Stock purchased under the Plan during any Option Period by notice to all Participants of the nature of such restrictions given in advance of the Commencement Date of such Option Period. The restrictions may prevent the sale, transfer or other disposition of any shares of Stock purchased during the Option Period for a period of up to two years from the Grant Date, subject to such exceptions as the Plan Administrator may determine (e.g., termination of employment with the Employer). If certificates are issued pursuant to Section 8.1 for shares that are restricted, the certificates shall contain an appropriate legend disclosing the nature and duration of the restriction. Any such restrictions and exceptions determined by the Plan Administrator shall be applicable equally to all shares of Stock purchased during the Option Period for which the restrictions are first applicable. In addition, such restrictions and exceptions shall remain applicable during subsequent Option Periods unless otherwise determined by the Plan Administrator. If the Plan Administrator should change or eliminate the restrictions for a subsequent Option Period, notice of such action shall be given to all Participants.

8.4 Transfer of Ownership. A Participant who purchases shares of Stock under this Plan shall be transferred at such time substantially all of the rights of ownership of such shares of Stock in accordance with Section 1.421-1(f) of the Treasury Regulations as in effect on the Effective Date. Such rights of ownership shall include the right to vote, the right to receive declared dividends, the right to share in the assets of the Employer in the event of liquidation, the right to inspect the Employer's books and the right to pledge or sell such Stock subject to the restrictions in the Plan.

Article IX
ADMINISTRATION AND AMENDMENT

9.1 Administration. The Plan Administrator shall (i) administer the Plan, (ii) keep records of the Contribution Account balance of each Participant, (iii) keep records of the share account balance of each Participant, (iv) interpret the Plan, (v) determine all questions arising as to eligibility to participate, amount of contributions permitted, determination of the Exercise Price, and all other matters of administration, and (vi) determine whether to place restrictions on the sale and transfer of Stock and the nature of such restrictions, as provided in Section 8.3. The Plan Administrator shall have such duties, powers and discretionary authority as may be necessary to discharge the foregoing duties, and may delegate any or all of the foregoing duties to any individual or individuals (including officers or other Employees who are Participants). The Board of Directors shall have the right at any time and without notice to remove or replace any individual or committee of individuals serving as Plan Administrator. All determinations by the Plan Administrator shall be conclusive and binding on all persons. Any rules, regulations, or procedures that may be necessary for the proper administration or functioning of this Plan that are not covered in this Plan document shall be promulgated and adopted by the Plan Administrator.

9.2 Amendment. The Board of Directors of the Employer may at any time amend the Plan in any respect, including termination of the Plan, without notice to Participants. If the Plan is terminated, all options outstanding at the time of termination shall become null and void and the balance in each Participant's Contribution Account shall be paid to that Participant. Notwithstanding the foregoing, no amendment of the Plan as described in Section 3.2 shall become effective until and unless such amendment is approved by the shareholders of the Company.

Article X
MISCELLANEOUS

10.1 Expenses. The Employer will pay all expenses of administering this Plan that may arise in connection with the Plan.

10.2 No Contract of Employment. Nothing in this Plan shall be construed to constitute a contract of employment between an Employer and any Employee or to be an inducement for the employment of any Employee. Nothing contained in this Plan shall be deemed to give any Employee the right to be retained in the service of an Employer or to interfere with the right of an Employer to discharge any Employee at any time, with or without cause, regardless of the effect which such discharge may have upon him as a Participant of the Plan.

10.3 Adjustment Upon Changes in Stock. The aggregate number of shares of Stock reserved for purchase under the Plan as provided in Section 6.1, and the calculation of the Exercise Price as provided in Section 6.3, shall be adjusted by the Plan Administrator (subject to direction by the Board of Directors) in an equitable manner to reflect changes in the capitalization of the Company, including, but not limited to, such changes as result from merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, combination of shares, exchange of shares and change in corporate structure. If any adjustment under this Section 10.3 would create a fractional share of Stock or a right to acquire a fractional share of Stock, such fractional share shall be disregarded and the number of shares available under the Plan and the number of shares covered under any options granted pursuant to the Plan shall be the next lower number of shares, rounding all fractions downward.

10.4 Employer's Rights. The rights and powers of any Employer shall not be affected in any way by its participation in this Plan, including but not limited to the right or power of any Employer to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.

10.5 Limit on Liability. No liability whatever shall attach to or be incurred by any past, present or future shareholders, officers or directors, as such, of the Company or any Employer, under or by reason of any of the terms, conditions or agreements contained in this Plan or implied therefrom, and any and all liabilities of any and all rights and claims against the Company, an Employer, or any shareholder, officer or director as such, whether arising at common law or in equity or created by statute or constitution or otherwise, pertaining to this Plan, are hereby expressly waived and released by every Participant as a part of the consideration for any benefits under this Plan; provided, however, no waiver shall occur, solely by reason of this Section 10.5, of any right which is not susceptible to advance waiver under applicable law.

10.6 Gender and Number. For the purposes of the Plan, unless the contrary is clearly indicated, the use of the masculine gender shall include the feminine, and the singular number shall include the plural and vice versa.

10.7 Governing Law. The validity, construction, interpretation, administration and effect of this Plan, and any rules or regulations promulgated hereunder, including all rights or privileges of any Participants hereunder, shall be governed exclusively by and in accordance with the laws of the State of Tennessee, except that the Plan shall be construed to the maximum extent possible to comply with Section 423 of the Code and the Treasury regulations promulgated thereunder.

10.8 Headings. Any headings or subheadings in this Plan are inserted for convenience of reference only and are to be ignored in the construction of any provisions hereof.

10.9 **Severability.** If any provision of this Plan is held by a court to be unenforceable or is deemed invalid for any reason, then such provision shall be deemed inapplicable and omitted, but all other provisions of this Plan shall be deemed valid and enforceable to the full extent possible under applicable law.

IN WITNESS WHEREOF, the Employer has adopted this Plan, effective __________, 2003.

Date:______________, 2003.

CUMBERLAND BANCORP, INCORPORATED

By: ________________________________

ATTEST:

____

ARTICLES OF AMENDMENT TO THE AMENDED AND RESTATED CHARTER OF CUMBERLAND BANCORP, INCORPORATED

In accordance with the provisions of Section 48-20-106 of the Tennessee Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment (the "Articles of Amendment") to its Amended and Restated Charter (the "Amended and Restated Charter"):

1. Name of Corporation. The name of the Corporation is Cumberland Bancorp, Incorporated.

2. Section 1 of the Amended and Restated Charter is hereby deleted in its entirety and replaced with the following:

"3. The name of the Corporation is Civitas BankGroup, Inc."

3. Except as amended by these Articles of Amendment, the Amended and Restated Charter of the Corporation shall remain in full force and effect.

4. Adoption. These Articles of Amendment were duly adopted by the Board of Directors on March 20, 2003 and by the Corporation's shareholders on May 15, 2003.

5. Effective Date. These Articles of Amendment will be effective when filed with the Secretary of State.

Date: May __, 2003

CUMBERLAND BANCORP, INCORPORATED

____
Andy J. LoCascio, Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2002

Commission File Number 0-27393

CUMBERLAND BANCORP, INCORPORATED
(Exact name of registrant as specified in its charter)

Tennessee	62 - 1297760
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4 Corporate Centre 810 Crescent Centre Dr, Ste 320, Franklin, Tennessee	37067
(Address of principal executive offices)	(Zip Code)

(615) 383-6619
(Issuer's telephone number)

Securities registered under Section 12(b) of the Act:
None
Securities registered under Section 12(g) of the Act:
Common Stock, $.50 par value
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES__X__   NO_____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ___

Indicate by check mark whether the registrant is an accelerated filer (as disclosed in Exchange Act Rule 12b-2).   YES_____   NO__X__

The aggregate market value of the Registrant's voting stock held by non-affiliates of the Registrant on June 28, 2002 was $36,841,339. The market value calculation was determined using the closing price of $4.13 for the Registrant's common stock on June 28, 2002, as reported on the NASDAQ over-the-counter bulletin board.

As of February 28, 2003, 15,384,626 shares of the issuer's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its Annual Meeting of Shareholders to be held on May 15, 2003 are incorporated by reference into Part III of this Annual Report on Form 10-K.

CROSS REFERENCE INDEX
TO
FORM 10-K

PART I

PART II

PART III

Cautionary Statement Concerning
Forward-Looking Information

This Annual Report on Form 10-K of Cumberland Bancorp, Incorporated, a Tennessee corporation (the "Company") contains or incorporates by reference certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the "safe harbors" created thereby. Those statements include, but may not be limited to, the discussions of the Company's expectations concerning its future profitability, operating performance, growth strategy, and its assumptions regarding other matters. Also, when any of the words "believes", "expects", "anticipates", "intends", "estimates", "plans", or similar terms or expressions, are used in this Annual Report on Form 10-K, forward-looking statements are being made.

You should be aware that, while the Company believes the expectations reflected in those forward-looking statements are reasonable, they are inherently subject to risks and uncertainties which could cause the Company's future results and shareholder values to differ materially from the Company's expectations. These factors are disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations set forth herein and include, among others, (i) increased competition with other financial institutions, (ii) lack of sustained growth in the economy in the Company's market area, (iii) rapid flucuations in interest rates, (iv) significant downturns in the businesses of one or more large customers, (v) risks inherent in originating loans, including prepayment risks, (vi) the fluctuations in collateral values, the rate of loan charge-offs and the level for the provision for losses on loans, and (vii) changes in the legislature and regulatory environment. Because of these factors, there can be no assurance that the forward-looking statements included or incorporated by reference herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included or incorporated by reference herein, you should not regard the inclusion of such information as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. In addition, the Company does not intend to, and is not obligated to, update these forward-looking statements after the date of this Annual Report on Form 10-K, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date.

PART I

ITEM 1. Description of Business

General

Cumberland Bancorp is a multi-bank holding company headquartered in Franklin, Tennessee, with $719.7 million in total assets at December 31, 2002. We conduct our banking business through five (5) bank subsidiaries in twelve markets throughout Middle and West Tennessee:

- Cumberland Bank, a Tennessee state chartered bank with nine (9) offices in Macon, Robertson, Smith, Sumner and Warren Counties, Tennessee;
- BankTennessee, a Tennessee state chartered bank with five (5) offices in Shelby and Lauderdale Counties, Tennessee;
- The Community Bank, a Tennessee state chartered bank, with three (3) offices in Davidson and Williamson Counties, Tennessee;

- Bank of Dyer, a Tennessee state chartered bank with four (4) offices in Gibson and Madison County, Tennessee; and

- Bank of Mason, a Tennessee state chartered bank with one (1) office in Tipton County, Tennessee.

We own a fifty percent (50%) interest in The Murray Bank, a federal savings bank in Murray, Kentucky that opened for business on June 15, 1999 and has grown to total assets of more than $96.4 million at December 31, 2002. We also own a fifty percent (50%) interest in the Insurors Bank of Tennessee, a state chartered, Federal Reserve member bank that opened for business on November 20, 2000. The Insurors Bank has grown to total assets of $41.7 million at December 31, 2002.

Our principal operations involve commercial and residential real estate lending, commercial business lending, consumer lending, construction lending and other financial services, including depository, credit card and brokerage services. We equally serve both metropolitan and rural areas. Management believes that the markets in which our banks operate offer an environment for continued growth with respect to our target market, which includes local consumers, professionals and small businesses.

We have seven (7) bank branch offices that are less than four years old as of December 31, 2002. We also have broadened our mix of products and expanded our customer base through a combination of internal growth and acquisitions. Our growth has been directed by a senior management team composed of individuals with an average of more than twenty-three (23) years of banking experience, with the vast majority of that experience in Tennessee.

Our banks are subject to the regulatory authority of the Department of Financial Institutions of the State of Tennessee, the Federal Reserve Board and the Federal Deposit Insurance Corporation (the "FDIC"), which currently insures the depositors of each member bank to a maximum of $100,000 per depositor. For this protection, each bank is subject to a quarterly statutory assessment and the rules and regulations of the FDIC.

Employees

The Company and its subsidiaries had approximately 276 full-time equivalent employees as of December 31, 2002. These employees are not represented by a collective bargaining group. We consider relations with our employees to be excellent. Benefit programs are provided to our employees including a 401(k) plan, group life and health insurance, an annual merit program, paid vacations, and sick leave.

Competition

Our banks have substantial competition in attracting and retaining deposits and in lending funds. The primary factors in competing for deposits are the range and quality of financial services offered, the ability to offer attractive rates and the availability of convenient office locations. Such competition is heightened by the fact that Tennessee law permits any bank or savings association located in Tennessee to branch in any county in Tennessee. Additional significant competition for savings deposits comes from other investment alternatives, such as money market funds and corporate and government securities. Primary factors in competing for loans are the range and quality of lending services offered, interest rates and loan origination fees. Competition for the origination of loans normally comes from other savings and financial institutions, commercial banks, credit unions, insurance companies and other financial service companies. Many of these competitors are not subject to the same regulatory restrictions as are bank holding companies and banks. As a result, they may have a competitive advantage.

We believe our strategy of relationship banking and local autonomy in the communities we serve allows flexibility in rates and products offered in response to local needs in a way that can enhance profitability for our banks, particularly as consolidation of the banking industry occurs and larger institutions exit markets that are only marginally profitable for them. We believe our emphasis on community banking, customer service and relationships is the most effective method we have of competing with these larger regional bank holding companies as well as smaller community banks.

Lending Procedures and Loan Approval Process

Lending Procedures. Lending procedures of our banks reflect our philosophy of granting local control to decision making. Although the overall lending policy of the banks is set by our board of directors and is subject to the oversight and control of our board of directors, we depend, to a great degree, upon the judgment of our loan officers and senior management at each bank to assess and control lending risks. Each of our banks utilize a loan committee to review loan requests exceeding the discretionary limit of the loan officer or branch manager, or for which the loan officer or branch manager chooses not to exercise his or her discretionary authority.

We have created a Corporate Credit Committee, which brings together our strongest and most experienced lending officers and utilizes them to work with our local loan committees in analyzing, underwriting, and structuring large loan requests. This group is responsible for the implementation of our loan policy and lending procedures.

The position of Director of Corporate Risk Management has been added at the holding company to provide independent oversight of our banks' loan review, compliance, and internal audit functions. The banks' have adopted an 8-point internal loan grading system as well as a uniform analysis of the loan loss reserve adequacy methodology. Past due loans are reviewed by an internal loan officer committee, and a summary report of such loans is reviewed monthly by the board of directors of the Company. A report of loan review findings is presented to our Audit Committee and board of directors.

Asset/Liability Management

Each of our banks has a committee comprised of its senior officers and outside directors charged with managing assets and liabilities pursuant to our asset-liability management policy. Each committee's task is to maximize and stabilize the net interest margin, and to provide reasonable growth of assets, earnings and return on equity capital while maintaining credit quality, reasonable interest rate risk, adequate capital and liquidity. To meet these objectives, each committee monitors its bank's progress and assists in directing overall acquisition and allocation of funds. Each committee meets monthly to review liquidity and funds position, and to review the general economic condition and other factors affecting the availability and use of funds of its bank. Each committee reports monthly to our and the individual banks' boards of directors explaining variances between budget and actual results, providing the likely reasons for such variances and reporting management's course of action in light of any budget variances. Our asset liability management policy is reviewed annually by each bank's board of directors.

Investment Activities

Our banks maintain separate investment portfolios consisting primarily of investment grade securities, including federal agency obligations, corporate bonds and asset-backed securities. Federal regulations limit the types and quality of instruments in which the banks may invest.

A key objective of each of our banks' investment portfolios is to provide a balance with the bank's loans consistent with each bank's liability structure, and to assist in management of interest rate risk. The investment portfolio generally receives more weight than loans in the risk-based capital formula, and provides the necessary liquidity to meet fluctuations in credit demands and fluctuations in deposit levels of the local communities served. The portfolios also provide collateral for pledging against public deposits and income for our banks.

An Investment Portfolio Manager has been added to the holding company to manage each of the banks' investment portfolios. Investment advice provided by board-approved, reputable, independent brokerage firms is utilized.

Joint Ventures

The Company owns a 50% interest in The Murray Bank in Murray, Kentucky and Insurors Bank of Tennessee, headquartered in Nashville, Tennessee. Both of these investments are structured so that the Company does not have controlling representation on the Board of Directors. Therefore, only the Company's initial investment, adjusted for its pro rata share of operating results of each entity, is included in the consolidated financial statements. The Murray Bank, which opened in 1999, has approximately $96.4 million in total assets at December 31, 2002. Insurors Bank opened in November 2000 and has approximately $41.7 million in assets at December 31, 2002. Certain services are provided by the Company to both of these institutions for a fee, which is not significant to the Company's financial statements. More information regarding these two entities can be found in note 7 to the consolidated financial statements.

Monetary Policies

The result of operations of our banks and the Company are affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. government securities, changes in the discount rate on bank borrowings, and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effects of actions by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the effect of such matters on the business and earnings of the Company.

Supervision and Regulation

We, along with our banks, are subject to state and federal banking laws and regulations which impose specific requirements or restrictions and provide for general regulatory oversight with respect to virtually all aspects of our and our banks' operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summaries of statutes and regulations affecting banks and bank holding companies do not purport to be complete. These summaries are qualified in their entirety by reference to the statutes and regulations described.

General. As a bank holding company, we are regulated under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and are inspected, examined, and supervised by the Board of Governors of the Federal Reserve System. Under the BHCA, bank holding companies generally may not acquire the ownership or control of more than 5% of the voting shares, or substantially all the assets, of any company, including a bank, without the Federal Reserve's prior approval. In addition, bank holding companies generally may engage, directly or indirectly, only in banking and such other activities as are determined by the Federal Reserve to be closely related to banking. Under the Gramm-Leach-Bliley Act of 1999, bank holding companies may elect to become financial holding companies, which are permitted to engage in activities that are financial in nature or incidental to a financial activity. We have not elected to become a financial holding company.

Various governmental requirements, including Sections 23A and 23B of the Federal Reserve Act, as amended, limit borrowings by us and our nonbank subsidiaries from our affiliate banks. These requirements also limit various other transactions between us and our nonbank subsidiaries, on the one hand, and our banks, on the other. For example, Section 23A limits to no more than 10% of its total capital the aggregate outstanding amount of any bank's loans and other "covered transactions" with any particular nonbank affiliate, and limits to no more than 20% of its total capital the aggregate outstanding amount of any bank's "covered transactions" with all of its nonbank affiliates. Section 23A also generally requires that a bank's loans to its nonbank affiliates be secured, and Section 23B generally requires that a bank's transactions with its nonbank affiliates be on arm's length terms.

All of our banks are incorporated under the banking laws of the State of Tennessee and, as such, are governed by the applicable provisions of those laws. Consequently, the Tennessee Department of Financial Institutions ("TDFI") supervises and regularly examines our banks. Our banks' deposits are insured by the FDIC through the Bank Insurance Fund, and therefore are governed by the provisions of the Federal Deposit Insurance Act. However, most of our banks are members of the Federal Reserve Bank System. Therefore, our primary federal banking regulator is the Federal Reserve. The TDFI and the FDIC regulate or monitor virtually all areas of our banks' operations. The Murray Bank is a federal savings bank organized under the laws of the United States of America. The Murray Bank is primarily regulated and examined by the Office of Thrift Supervision. The FDIC also regulates various operations of The Murray Bank.

Branching. Tennessee law imposes limitations on the ability of a state bank to establish branches in Tennessee. Under current Tennessee law, any Tennessee bank domiciled in Tennessee may establish branch offices at any location in any county in the state. Furthermore, Tennessee and federal law permits out-of-state acquisitions by bank holding companies, interstate merging by banks, and *de novo* branching of interstate banks, subject to certain conditions. These powers may result in an increase in the number of competitors in our banks' markets. We believe our banks can compete effectively in their markets despite any impact of these branching powers, but there can be no assurance that future developments will not affect our banks' ability to compete effectively.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal bank regulatory agencies responsible for evaluating us and our banks evaluate the record of the depository institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Capital Requirements Generally. The federal regulatory agencies that evaluate us and our banks use capital adequacy guidelines in their examination and regulation of banks. If the capital falls below the minimum levels established by these guidelines, the banks may be denied approval to acquire or establish additional banks or non-bank businesses, or to open facilities, or the banks may be regulated by additional regulatory restrictions or actions.

Risk-Based Capital Requirements. All of the federal regulatory agencies have adopted risk-based capital guidelines for banks and bank holding companies. These risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The ratios are minimums. The guidelines require all federally-regulated banks to maintain a minimum risk-based total capital ratio of 8%, of which at least 4% must be Tier I capital, as described below.

A banking organization's qualifying total capital consists of two components: Tier I, or "core" capital, and Tier 2, or "supplementary" capital. Tier I capital is an amount equal to the sum of: (1) common shareholders' equity, including adjustments for any surplus or deficit; (2) non-cumulative perpetual preferred stock; and (3) the company's minority interests in the equity accounts of consolidated subsidiaries. With limited exceptions for goodwill arising from certain supervisory acquisitions, intangible assets generally must be deducted from Tier I capital. Other intangible assets may be included in an amount up to 25% of Tier I capital, so long as the asset is capable of being separated and sold apart from the banking organization or the bulk of its assets. Additionally, the market value of the asset must be established on an annual basis through an identifiable stream of cash flows, and there must be a high degree of certainty that the asset will hold this market value notwithstanding the future prospects of the banking organization. Finally, the banking organization must demonstrate that a liquid market exists for the asset. Intangible assets in excess of 25% of Tier I capital generally are deducted from a banking organization's regulatory capital. At least 50% of the banking organization's total regulatory capital must consist of Tier I capital.

Tier 2 capital is generally considered to be an amount equal to the sum of the following:

- the allowance for possible credit losses in an amount up to 1.25 % of risk-weighted assets;

- cumulative perpetual preferred stock with an original maturity of 20 years or more and related surplus;

- hybrid capital instruments defined as instruments with characteristics of both debt and equity, perpetual debt and mandatory convertible debt securities; and

- in an amount up to 50% of Tier I capital, eligible term subordinated debt and intermediate-term preferred stock with an original maturity of five years or more, including related surplus.

Investments in unconsolidated banking and finance subsidiaries, investments in securities subsidiaries and reciprocal holdings of capital instruments must be deducted from capital. The federal regulatory agencies may require other deductions on a case-by-case basis.

Under the risk-weighted capital guidelines, balance sheet assets and certain off-balance sheet items like standby letters of credit are assigned to one of four risk-weight categories according to the nature of the asset and its collateral or the identity of any obligor or guarantor. These four categories are 0%, 20%, 50% or 100%. For example, cash is assigned to the 0% risk category, while loans secured by one-to-four family residences are assigned to the 50% risk category. The aggregate amount of assets and off-balance sheet items in each risk category is adjusted by the risk-weight assigned to that category to determine weighted values, which are added together to determine the total risk-weighted assets for the banking organization. Accordingly, an asset, like a commercial loan, which is assigned to a 100% risk category is included in risk-weighted assets at its nominal face value, whereas a loan secured by a single-family home mortgage is included at only 50% of its nominal face value. The application ratios are equal to capital, as determined, divided by risk-weighted assets, as determined.

Leverage Capital Requirements. The federal regulatory agencies have issued a final regulation requiring certain banking organizations to maintain additional capital of 1% to 2% above a 3% minimum Tier I leverage capital ratio equal to Tier I capital, less intangible assets, to total assets. In order for an institution to operate at or near the minimum Tier I leverage capital ratio of 3%, the banking regulators expect that the institution would have well-diversified risk, no undue rate risk exposure, excellent asset quality, high liquidity and good earnings. In general, the bank would have to be considered a strong banking organization, rated in the highest category under the bank rating system and have no significant plans for expansion. Higher Tier I leverage capital ratios of up to 5% will generally be required if all of the above characteristics are not exhibited, or if the institution is undertaking expansion, seeking to engage in new activities, or otherwise faces unusual or abnormal risks.

Institutions not in compliance with these regulations are expected to be operating in compliance with a capital plan or agreement with that institution's regulator. If they do not do so, they are deemed to be engaging in an unsafe and unsound practice and may be subject to enforcement action. Failure to maintain a Tier I leverage capital ratio of at least 2% of assets constitutes an unsafe and unsound practice and may result in enforcement action against an institution justifying termination of that institution's FDIC insurance.

At December 31, 2002, the Company's Tier 1 risk-based Capital and Total risk-based Capital ratios were 10.92% and 12.18%, respectively.

Capital Commitments. The Company and its subsidiaries, Cumberland Bank, BankTennessee and Bank of Dyer, have informally agreed with or committed to bank regulatory officials to take various actions, including to reduce the level of criticized or non-performing loans, to improve loan underwriting, problem loan resolution and collection, and strategic and capital planning, to obtain prior regulatory approval before incurring additional holding company indebtedness, repurchasing shares, or paying dividends from certain subsidiary banks to the holding company or from the holding company to shareholders, and to maintain certain capital levels at subsidiary banks in excess of those required for well capitalized status. The most restrictive of these provisions would require the Company to maintain a Tier I leverage ratio of at least 7.0% at BankTennessee, Bank of Dyer and Cumberland Bank at December 31, 2002. The Company and its subsidiaries believe they were in compliance in all material respects with these informal understandings at December 31, 2002. The Company and its subsidiaries intend to continue to comply with these informal understandings, and the Company received approval to pay dividends in the first quarter of 2003. The Company believes that the proceeds of its private placement, earnings from operations and available funds will be sufficient to allow the Company to meet all these commitments and the requirements for well-capitalized status through the end of 2003. However, the Company's regulators have considerable discretion in determining whether to grant required approvals, and no assurance can be given that such approvals will be forthcoming.

The Company and its subsidiaries intend to continue to comply with these informal understandings, and the Company received approval to pay dividends in the first quarter of 2003. The Company believes that the proceeds of its private placement, earnings from operations and available funds will be sufficient to allow the Company to meet all these commitments and the requirements for well-capitalized status through the end of 2003. However, the Company's regulators have considerable discretion in determining whether to grant required approvals, and no assurance can be given that such approvals will be forthcoming.

Liability for Bank Subsidiaries. Under the Federal Reserve policy, we, as a bank holding company, are expected to act as a source of financial and managerial strength to each of our banks and to maintain resources adequate to support each of our banks. This support may be required at times when we may not have the resources to provide it. Any depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with the default of a commonly-controlled, FDIC-insured depository institution like a bank subsidiary. Additionally, depository institutions insured by the FDIC may be held liable to the FDIC for any loss incurred or reasonably expected to be incurred in connection with any assistance provided by the FDIC to a commonly-controlled, FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. All of our banks are FDIC-insured depository institutions. Also, in the event that such a default occurred with respect to one of our banks, any capital loans from us to that bank would be subordinate in right of payment to payment of the bank's depositors and other of the bank's obligations.

Dividend Restrictions. Federal and Tennessee law limits the payment of dividends by banks. Under Tennessee law, the directors of a state bank, after making proper deduction for all expenditures, expenses, taxes, losses, bad debts, and any write-offs or other deductions required by the TDFI, may credit net profits to the bank's undivided profits account. Thereafter, the bank may quarterly, semi-annually, or annually declare a dividend from that account in an amount judged expedient by the bank's board of directors. Before declaring the dividend, the board of directors must deduct any net loss from the undivided profits account and transfer to the bank's surplus account (1) the amount, if any, required to raise the surplus to 50% of the capital stock and (2) the amount required, if any, but not less than 10% of net profits, to make the paid-in-surplus account equal the capital stock account. Thereafter, the bank may declare a dividend if the bank is adequately reserved against deposits and those reserves will not be impaired by the declaration of the dividend.

A state bank, with the approval of the TDFI, may transfer funds from its surplus account to the undivided profits or retained earnings account or any part of its paid-in-capital account. The payment of dividends by any bank is dependent upon its earnings and financial condition and also may be limited by federal and state regulatory agency protections against unsafe or unsound banking practices. The payment of dividends could, depending upon the financial condition of a bank, constitute an unsafe or unsound banking practice. When a bank's surplus account is less than its capital stock account, Tennessee law imposes other restrictions on dividends. Finally, the FDIC prohibits a state bank, the deposits of which are insured by the FDIC, from paying dividends if it is in default in the payment of any assessments due the FDIC.

The Federal Reserve also imposes dividend restrictions on our banks as state member banks of the Federal Reserve. Our banks may not declare or pay a dividend if that dividend would exceed the bank's undivided profits, unless the bank has received the prior approval of the Board of Governors of the Federal Reserve. Additionally, our banks may not permit any portion of their "permanent capital" to be withdrawn unless the withdrawal has been approved by the Board of Governors of the Federal Reserve. "Permanent capital" is defined as the total of a bank's perpetual preferred stock and related surplus, common stock and surplus, and minority interest in consolidated subsidiaries. Finally, if one of our banks has a capital surplus in excess of that required by law, that excess may be transferred to the bank's undivided profits account and be available for the payment of dividends so long as (1) the amount came from the earnings of prior periods, excluding earnings transferred as a result of stock dividends, and (2) the bank's board and the Board of Governors of the Federal Reserve approved the transfer.

Deposit Insurance Assessments. The deposits of each of our banks are insured up to regulatory limits by the FDIC and we are required under the FDIC's deposit insurance assessments to maintain the Bank Insurance Fund (BIF) and Savings Association Insurance Fund (SAIF). The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Each financial institution is assigned to one of three capital groups; well capitalized, adequately capitalized or undercapitalized; and further assigned to one of three subgroups within a capital group. A bank's assignment is based on supervisory evaluations by the institution's primary federal regulator and, if applicable, other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The assessment rate applicable to our banks in the future will depend in part upon the risk assessment classification assigned to each bank by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. Institutions are prohibited from disclosing the risk classification to which they have been assigned. The Deposit Insurance Funds Act of 1996 provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF and the SAIF. Currently, the annual insurance premiums on bank deposits insured by the BIF and SAIF vary between $0.00 to $0.27 per $100 of deposits.

Effects of Governmental Policies. The difference between interest earned by our banks on their loans and investments and the interest paid by them on their deposits or other borrowings affects our banks' earnings. The yields on their assets and the rates paid on their liabilities are sensitive to changes in prevailing market rates of interest. Thus, the general economic conditions, fiscal policies of the federal government, and the policies of regulatory agencies, particularly the Federal Reserve, which establishes national monetary policy, will influence our banks' earnings and growth. The nature and impact of any future changes in fiscal or monetary policies cannot be predicted.

Commercial banks are affected by the credit policy of various regulatory authorities, including the Federal Reserve. An important function of the Federal Reserve is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the Federal Reserve to implement these objectives are open market operations in U.S. Government securities, changes in reserve requirements on bank deposits, changes in the discount rate on bank borrowings, and limitations on interest rates that banks may pay on time and savings deposits. The Federal Reserve uses these means in varying combinations to influence overall growth of bank loans, investments and deposits, and also to affect interest rates charged on loans, received on investments or paid for deposits.

The monetary and fiscal policies of regulatory authorities, including the Federal Reserve, also affect the banking industry. Through changes in the reserve requirements against bank deposits, open market operations in U.S. Government securities and changes in the discount rate on bank borrowings, the Federal Reserve influences the cost and availability of funds obtained for lending and investing. No prediction can be made with respect to possible future changes in interest rates, deposit levels or loan demand or with respect to the impact of these changes on the business and earnings of our banks.

From time to time, various federal and state laws, rules and regulations, and amendments to existing laws, rules and regulations, are enacted that affect banks and bank holding companies. Future legislation and regulation could significantly change the competitive environment for banks and bank holding companies. We cannot predict the likelihood or effect of any such legislation or regulation.

AVAILABLE INFORMATION

The Company's Internet website is http://www.cumberlandbancorp.com. Please note that our website address is provided as an inactive textual reference only. The Company makes available free of charge on its website the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after it electronically files or furnishes such materials to the Securities and Exchange Commission (the "SEC"). The information provided on our website is not part of this report, and is therefore not incorporated by reference herein unless such information is otherwise specifically referenced elsewhere in this report.

ITEM 2. Description of Property

Cumberland Bancorp's corporate headquarters are located at 4 Corporate Centre, 810 Crescent Centre Drive, Suite 320, Franklin, Tennessee 37067 in a leased facility with approximately 5,000 square feet of office space. This facility located in the Cool Springs area of Franklin houses our centralized operational units. The Community Bank operates three branch offices in Davidson and Williamson Counties, Tennessee. BankTennessee currently conducts business in five (5) offices located in Shelby and Lauderdale Counties, Tennessee. Bank of Dyer has four offices located in Madison and Gibson Counties. Bank of Mason has one office in Tipton County. Cumberland Bank currently conducts business at nine (9) offices located in Macon, Smith, Sumner, Robertson and Warren Counties, Tennessee. Cumberland Finance conducts business at two offices, one located in Sumner County and one in Rutherford County, Tennessee. InsureTennessee conducts business at one office in Shelby County that it shares with BankTennessee.

We own all of our branch office locations except for seven leased operations which include Cumberland Bank's offices in Gallatin and McMinnville, The Community Bank's offices in Green Hills, BankTennessee's Collierville Square office, and Cumberland Finance's Murfreesboro office.

Cumberland Bank also operates off-site ATMs at leased locations in Smith and Sumner Counties.

ITEM 3. Legal Proceedings

As of the date hereof, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of its properties are subject; nor are there material proceedings known to the Company or its subsidiaries to be contemplated by any governmental authority; nor are there material proceedings known to the Company or its subsidiaries, pending or contemplated, in which any director, officer or affiliate or any principal security holder of the Company or any of its subsidiaries or any associate of any of the foregoing, is a party or has an interest adverse to the Company or any of its subsidiaries.

ITEM 4. Submission of Matters to a Vote of Shareholders

No matters were submitted to a vote of shareholders during the fourth quarter of the Company's fiscal year ending December 31, 2002.

PART II

ITEM 5. Market for Registrant's Common Equity and Related Shareholder Matters

The Company's common stock is currently traded over-the-counter on the OTC Bulletin Board. Prior to being traded on the OTC Bulletin Board, there was no established public trading market for our shares. Accordingly, there was no comprehensive record of trades or the prices of any trades prior to the shares being listed on the OTC Bulletin Board. The following table reflects stock prices for our shares to the extent any information is available for trades prior to the fourth quarter of 2001, the date that the shares were first listed on the OTC Bulletin Board and for trades after such date as reported on the OTC Bulletin Board.

Cumberland Bancorp Incorporated Common Stock(1)

	HIGH	LOW
2001:		
First Quarter	$4.75	$4.50
Second Quarter	$4.90	$4.00
Third Quarter	$4.60	$3.96
Fourth Quarter	$4.13	$3.25
2002:		
First Quarter	$3.95	$3.40
Second Quarter	$4.50	$3.75
Third Quarter	$4.30	$4.00
Fourth Quarter	$6.00	$4.07

(1) The amounts per share have been adjusted for stock splits and stock dividends prior to December 31, 2002.

As of February 28, 2003, we had approximately 1,092 record shareholders. At that date, 15,384,626 shares were outstanding.

In 2002, cash dividends totaling $0.06 per share were declared. In 2001, cash dividends totaling $0.06 per share were declared. In the first quarter of 2003, a cash dividend was declared in the amount of $0.015 per share payable on April 14, 2003 to shareholders of record on March 1, 2003.

We review our dividend policy at least annually. The amount of the dividend, while in our sole discretion, depends in part upon the performance of our banks. Our ability to pay dividends is restricted by federal laws and regulations applicable to bank holding companies and by Tennessee laws relating to the payment of dividends by Tennessee corporations. Because substantially all of our operations are conducted through our subsidiaries, our ability to pay dividends also depends on the ability of our banks to pay a dividend to us. The ability of the banks to pay cash dividends is restricted by applicable regulations of the TDFI, the Federal Reserve, the OTS and the FDIC. As a result, we may not be able to declare a dividend to holders of the shares even if the present dividend policy were to change. See "Supervision and Regulation - Dividend Restrictions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity."

On December 2, 2002, the Company concluded a private placement of its common stock to certain accredited investors pursuant to Regulation D and Section 4(2) of the Securities Act of 1933, as amended. In the private placement, the Company received approximately $5.4 million from the subscription of 1,340,710 shares at $4 per share for its common stock. The proceeds of this private placement will be utilized to maintain capital at the Company's subsidiary banks and for general working capital purposes.

ITEM 6. Selected Consolidated Financial Data

The table below provides selected consolidated financial data for the Company as of and for each of the five years ended December 31, 1998, 1999, 2000, 2001 and 2002. You should read the following selected consolidated financial information in conjunction with our financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this document.

	For years ending December 31, (In thousands, except per share amount)				
	2002	2001	2000	1999	1998
Summary of Operations					
Interest income	$ 42,848	$ 52,865	$ 51,651	$ 39,193	$ 33,290
Interest expense	18,643	28,901	27,057	19,127	17,381
Net interest income	24,205	23,964	24,594	20,066	15,909
Provision for loan losses	(6,800)	(6,377)	(2,636)	(1,623)	(1,188)
Noninterest income	8,448	7,048	5,771	4,290	4,237
Noninterest expense	(25,104)	(24,408)	(21,132)	(17,109)	(13,613)
Income before income taxes	749	227	6,597	5,624	5,345
Income tax expense	228	18	2,436	2,113	2,003
Net earnings	521	209	4,161	3,511	3,342
Basic earnings per share	0.04	0.02	0.30	0.28	0.28
Diluted earnings per share	0.04	0.01	0.30	0.27	0.28
Dividends per common share	0.06	0.06	0.05	-	-
Book value per common share	2.96	2.85	2.86	2.57	2.01
Selected Period-End Balances					
Total assets	$ 719,713	$ 667,511	$ 643,457	$ 525,559	$ 408,706
Loans net of unearned income	526,215	522,245	507,217	440,316	321,547
Allowance for loan losses	9,062	9,023	6,137	5,146	4,012
Total deposits	592,998	549,424	524,142	435,252	357,404
Other borrowings	63,688	60,186	64,535	49,284	25,206
Shareholders' equity	45,473	39,313	39,476	35,275	22,059
Selected Average Balances					
Total assets	690,610	671,690	576,622	453,378	372,967
Securities	62,135	32,344	23,468	25,886	26,612
Loans net of unearned income	520,825	512,918	476,339	374,714	293,665
Allowance for loan losses	9,078	7,027	5,635	4,196	3,504
Total deposits	572,809	550,569	485,708	387,941	319,796
Other borrowings	60,090	63,975	47,437	34,477	27,776
Shareholders' equity	39,967	40,056	37,366	27,200	20,607
Selected Operating Ratios					
Annual % change in average loans	1.54%	7.68%	27.12%	27.60%	58.92%
Annual % change in average assets	2.82%	16.49%	27.18%	21.56%	64.87%
Return on average equity	1.30%	0.52%	11.14%	12.91%	6.22%
Return on average assets	0.08%	0.03%	0.72%	0.77%	0.90%

Per share amounts adjusted to reflect the effect of stock splits and stock dividends.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with our financial statements and the notes to those statements appearing elsewhere in this document.

Critical Accounting Policies

The accounting principles followed by the Corporation and the methods of applying these principles conform with United States generally accepted accounting principles and with general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Critical accounting policies relate to investments, loans, allowance for loan losses, intangibles, revenues, expenses, stock options and income taxes. A description of these policies, which significantly affect the determination of the financial position, results of operations and cash flows, are summarized in Note 1, Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements and discussed elsewhere in this section.

Overview

The Company made strategic decisions during 2002 which it anticipates will affect its future financial condition and results of operations. During the fourth quarter, Richard E. Herrington was named President and Chief Executive Officer of Cumberland Bancorp. New capital in the amount of $5.4 million was raised in a private placement consumated in early December 2002. Centralization of certain backroom operations is expected for 2003, which the Company believes will result in common policies and procedures being implemented throughout the organization. A new organization structure at the holding company has been approved to include several key positions. While these decisions may cause added personnel costs in the short-term, they are expected to provide better management and financial controls and centralization appropriate for future growth.

Earnings for 2002 remained poor as performance continued to be hindered by asset quality issues resulting from the weakening economy and prior underwriting practices. Until the Company can achieve significant reductions in problem assets, which are discussed in more detail below, it is likely that loan charge-offs will continue to be incurred, resulting in additional provisions for loan losses, which will negatively impact future earnings. Growth of total assets during 2002 was modest as compared to prior years as management's focus on asset quality related issues detracted from business development efforts. Earnings were adversely impacted by provision for loan losses and a reduction in net interest margins, both of which are discussed in more detail below. As further explained in this document, economic conditions, including the abrupt decline in interest rates in 2001, and the recessionary economic environment, were primary factors contributing to the above.

Assets grew from $667.5 million at December 31, 2001, to $719.7 million at year-end 2002, a $52.2 million increase or 7.8%. The primary changes in assets were the $35.0 million increase in securities and the $13.0 million increase in federal funds sold and interest-bearing deposits. We funded these increases primarily by an increase in deposits of $43.5 million. Our total liabilities grew from $628.2 million at December 31, 2001 to $674.2 million at year end 2002, a $46.0 million increase or 7.3%. In addition to the deposit growth, federal funds purchased increased $5.7 million.

Shareholders' equity increased $6.2 million to $45.5 million at December 31, 2002. This increase was primarily the result of the completion of our private placement in December 2002, which resulted in proceeds to the Company of approximately $5.4 million. Our leverage capital ratio increased to 7.95% at December 31, 2002 from 7.47% at December 31, 2001. See note 14 to our consolidated financial statements for more information relating to capital.

Results of Operations Year ended December 31, 2002 Compared to the Year ended December 31, 2001:

Net earnings increased $312,000 or 149.3% to $521,000 in 2002 compared to $209,000 in 2001. Although total revenues decreased by 14.4%, this decrease was offset by a decrease in total expenses of 17.9% for 2002 as compared to the prior year. Provision expense increased 6.3% during that same time period.

Net interest income increased $241,000 or 1.0%, to $24.2 million in 2002 from $24.0 million in 2001. In 2002, the Federal Reserve continued to reduce the Federal Funds rate from 1.75% at the end of 2001 to 1.25% at the end of 2002. This reduction followed the 475 basis point reduction in the Federal Funds rate in 2001. As we continued to operate in this low rate environment, increased prepayments on both loans and investment securities adversely affected net interest income.

Interest income decreased 18.9% in 2002 to $42.8 million. The decrease was primarily attributable to the decline in the yield on average earning assets, which fell to 6.79% in 2002 from 8.61% in 2001 and reduced interest income $11.7 million. The decline in yield is a result of the decline in market interest rates. A lower yield on loans was the primary factor driving the decrease in the earning assets yield. The yield on loans was 7.48% in 2002, compared to 9.39% in 2001. The increased level of non-performing loans also heavily contributed to this decline in interest income as lost interest totaling $1.2 million due to loans in a non-accrual status was not realized, an increase of $297,000 over the 2001 total of approximately $855,000. Non-accrual loans increased $5.8 million over the prior year.

The reduction in interest income due to declining market interest rates was offset by the decline in interest expense. This expense reduction resulted from the repayment of higher-cost deposits and borrowings. Interest expense decreased $10.3 million or 35.5% in 2002 compared to 2001. The average rate paid for interest-bearing liabilities decreased from 4.63% in 2001 to 2.89% in 2002. This accounted for a $9.7 million decrease in interest expense and was due primarily to the falling interest rate environment previously discussed.

The Company's net interest spread and net yield on earning assets were 3.90% and 3.84% respectively, in 2002 as compared to 3.98% and 3.90% in 2001. Net interest spread represents the difference in the yield on earning assets and the rate paid on interest bearing liabilities. Net yield on earning assets is net interest income divided by average earning assets. Margin contraction resulted from the asset sensitive bias of the balance sheet given the significant reduction in market interest rates coupled with asset quality deterioration. More detail on changes in interest income and interest expense due to changes in rates is shown on page 23.

The provision for loan losses was $6.8 million for 2002 compared to $6.4 million in 2001, a 6.3% increase. The increase in the provision was attributable to the increase in classified loans and net charge-offs. Net loan charge-offs were $6.8 million in 2002 compared to $3.5 million in 2001. Charge-offs increased due to increased losses in commercial, real estate and consumer loans. Loan classifications increased due to the economic downturn and management's aggressive identification actions on loans to borrowers which otherwise are able to make principal and interest payments, but, upon review, appear to have financial weaknesses.

Noninterest income increased $1.4 million, or 19.9%, to $8.4 million in 2002 from $7.0 million in 2001. Service charges on deposit accounts continue to be our largest source of noninterest income. These are fees received for services related to our retail and commercial deposit products. These charges increased $266,000 or 7.5% in 2002 to $3.8 million. This compares to $3.6 million for 2001. The increase resulted from an increase in the number of accounts subject to service charges, repricing of certain customer services and a stronger emphasis on the collection of fees. Mortgage banking income increased $317,000 or 23.9% from 2001 levels, primarily due to growth in mortgage activity related to the favorably low interest rates. Mortgage banking income is comprised of mortgage origination fees, mortgage servicing rights, and gains or losses on sale of mortgage loans. The company also realized $461,000 in the sale of some of its investment securities in 2002.

Noninterest expense increased $696,000, or 2.8%, to $25.1 million in 2002 from $24.4 million in 2001. Salaries and employee benefits represent the largest category of noninterest expense and totaled $12.5 million in 2002, an increase from $12.1 million in 2001 or 2.7%. Also, included in noninterest expense is $150,000 in net losses of unconsolidated affiliates. Other operating expenses include $1.4 million in legal fees and expenses related to other real estate and $1.2 million in data processing expenses.

Results of Operations Year ended December 31, 2001 Compared to the Year ended December 31, 2000:

Net earnings were $209,000 in 2001 compared to $4.2 million in 2000. Total revenues increased 4.3% while total expenses increased 10.6% during 2001 as compared to the prior year.

Net interest income decreased $630,000 or 2.6%, to $24.0 million in 2001 from $24.6 million in 2000. Net interest income was adversely affected by the Federal Reserve's effort to stimulate economic growth by decreasing the Federal funds rate a total of 475 basic points to 1.75% during 2001. Likewise, banks followed by reducing the rate charged to their prime loan customers 475 basis points to 4.75%. This significant decline in interest rates accelerated prepayments on both loans and securities. Additionally, variable rate loans were reset to the lower market interest rates. This exposed the asset sensitive bias of the banks' balance sheet. Interest-bearing liabilities were unable to reprice downward at the same speed, degree or volume as earning assets. Unlike the earning assets, interest-bearing liabilities did not have the ability to realize 100% of the continued decreases in market interest rates in this already low rate environment. Once interest rates stabilized allowing interest-bearing liabilities to cycle forward, net interest income improved.

The increase in the level of non-performing assets also heavily contributed to this decline in net interest income. Lost interest totaling $855,000 due to loans in a non-accrual status negatively impacted performance. Non-accruals and foreclosed property levels increased $7 million and $4 million, respectively, over the prior year.

The Company also recorded a full year's interest expense on the $8 million Trust Preferred securities issued in December 2000 and five months of expense for the additional $4 million issued in July of 2001.

These factors combined to cause a reduction in net interest income.

The Company's net interest spread and net yield on earning assets were 3.98% and 3.90% respectively, in 2001 as compared to 4.69% and 4.65% in 2000. Net interest spread represents the difference in the yield on earning assets and the rate paid on interest bearing liabilities. Net yield on earning assets is net interest income divided by average earning assets. As previously mentioned, margin contraction resulted from the asset sensitive bias of the balance sheet given the significant reduction in market interest rates coupled with asset quality deterioration. The decline in the average yield on earning assets, which fell from 9.76% in 2000 to 8.61% in 2001, reduced interest income significantly. The yield on loans was 9.39% in 2001, compared to 10.17% in 2000. The lower yield on loans was the primary factor driving the decrease in net interest margin. More detail on changes in interest income and interest expense due to changes in rates is shown on page 24.

The provision for loan losses was $6.4 million at December 31, 2001 compared to $2.6 million at December 31, 2000, a 141.9% increase. The increase in the provision was attributable to the increase in classified loans and net charge-offs. Net loan charge-offs were $3.5 million in 2001 compared to $1.7 million in 2000. Charge-offs increased due to increased losses in commercial, real estate and consumer loans. Loan classifications increased due to the economic downturn and management's aggressive identification actions on loans to borrowers which otherwise are able to make principal and interest payments, but, upon review, appear to have financial weaknesses. During the second half of 2001, additional emphasis was placed on reviewing and identifying weak and problem credits. Through extensive internal and outside loan review, significant problem loans were identified. Additional provisions for loan losses were necessary to provide an adequate allowance related to these loans.

Noninterest income increased $1.3 million or 22.1%, to $7.0 million in 2001 from $5.7 million in 2000. Service charges on deposit accounts continue to be our largest source of noninterest income. These charges increased $880,000 or 32.9% in 2001 to $3.6 million. This compares to $2.7 million for 2000. The increase resulted from an increase in the number of accounts subject to service charges, repricing of certain customer services and a stronger emphasis on the collection of fees. Mortgage banking income increased $517,000 or 63.7% from 2000 levels, primarily due to growth in mortgage activity related to falling interest rates.

Noninterest expense increased $3.3 million, or 15.5%, to $24.4 million in 2001 from $21.1 million in 2000. Included in noninterest expense are increases in data processing expenses of $212,000 and occupancy expense of $642,000. Salaries and benefits increased from $11.2 million in 2000 to $12.1 million in 2001, or an increase of $968,000 or 8.7%. Also, included in noninterest expense is $505,000 in net losses of unconsolidated affiliates. Other increases in miscellaneous operating expenses totaled $1.1 million related to increases in loan fees expense, legal fees, and expenses related to other real estate.

Loans

The following table presents various categories of loans contained in our banks' loan portfolio for the periods indicated and the total amount of all loans for such period:

			December 31,		
Type of Loan	2002	2001	2000	1999	1998
			(In thousands)		
Real estate-construction and development	$ 71,907	$ 73,713	$ 73,706	$ 80,789	$ 55,220
Real estate-1 to 4 family residential	169,220	181,675	181,723	157,820	140,138
Real estate other	93,894	68,089	63,450	49,708	12,555
Commercial, financial and agricultural	145,409	142,122	131,548	102,385	71,070
Consumer	44,978	57,517	58,156	50,643	45,431
Other	1,103	1,115	1,396	1,744	746
Total loans	526,511	524,231	509,979	443,089	325,160
Unearned income and deferred fees	(296)	(1,986)	(2,762)	(2,773)	(3,613)
Net loans	$ 526,215	$ 522,245	$ 507,217	$ 440,316	$ 321,547

Total loans at December 31, 2002 were $526.2 million, compared to $522.2 at year-end 2001. Loan growth was $4.0 million, or 0.8%, during 2002, and $15.0 million, or 3.0%, during 2001. Loan growth was less in 2002 primarily as a result of declining economic conditions. Furthermore, managements' focus on managing asset quality issues detracted from business development efforts. Loans are the largest category of our earning asset base and account for 82.6% of average earning assets in 2002.

At December 31, 2002, 1-4 family residential real estate loans constituted 32.1% of total loans and construction and development loans constituted 13.7% of total loans. Construction and development loans typically involve 1-4 family residential properties or loans to develop subdivisions of such properties. More than half of our construction and development loans are made to finance speculative construction by builders. The remaining builder loans are for custom-built homes with sales contracts in place. Most of our real estate loans are secured by properties located in the primary service areas of our banks.

The following is a presentation of an analysis of maturities of loans as of December 31, 2002:

Type of Loan	Due in 1 year or less	Due in 1 to 5 Years	Due After 5 Years	Total
	(In thousands)			
Real estate-construction & development	$ 63,066	$ 7,483	$ 1,358	$ 71,907
Real estate-1-4 family residential	28,280	81,440	59,500	169,220
Real estate-other	33,797	52,252	7,845	93,894
Commercial, financial and agricultural	51,005	58,009	36,395	145,409
Consumer	17,897	26,722	359	44,978
Other	466	251	386	1,103
Total	$ 194,511	$ 226,157	$ 105,843	$ 526,511

At December 31, 2002, $220 million in loans due after one year had predetermined interest rates and $112 million in loans due after one year had floating interest rates.

It is our philosophy to pursue real estate lending as our core type of lending relationship. Of our combined loan portfolio, 63.6% is secured by residential and other real estate.

Provision for Loan Losses and Asset Quality

The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount believed by management to be sufficient to absorb inherent losses in the loan portfolio. Factors considered in establishing an appropriate allowance include an assessment of the financial condition of the borrower, a determination of the value and adequacy of underlying collateral, the condition of the local economy and the condition of the specific industry of the borrower, an analysis of the levels and trends of loan categories, and a review of delinquent and classified loans. We apply a systematic process for determining the adequacy of the allowance for loan losses, including an internal loan review function and a monthly analysis of the adequacy of the allowance. Our monthly analysis includes determination of specific potential loss factors on individual classified loans, historical potential loss factors derived from actual net charge-off experience and trends in nonperforming loans, and potential loss factors for other loan portfolio risks such as loan concentrations, local economy, and the nature and volume of loans.

An analysis of our loss experience, is furnished in the following table for the periods indicated:

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Balance at beginning of year	$ 9,023	$ 6,137	$ 5,146	$ 4,012	$ 3,214
Increase due to acquisitions	--	--	58	152	--
	9,023	6,137	5,204	4,164	3,214
Loans charged-off:					
Real estate-construction & development	(679)	(258)	(73)	--	(65)
Real estate-1 to 4 single family	(598)	(295)	(414)	(117)	(45)
Real estate-other	(496)	(608)	(62)	--	--
Commercial, financial & agricultural	(3,670)	(1,553)	(614)	(123)	(54)
Consumer	(1,806)	(1,052)	(704)	(518)	(324)
Other	(150)	(137)	--	--	(24)
Total charge-offs	$ (7,399)	$ (3,903)	$ (1,867)	$ (758)	$ (512)
Charge-offs recovered:					
Real estate - construction & development	137	19	--	--	21
Real estate - 1-4 single family	53	34	5	9	2
Real estate – other	47	29	32	--	--
Commercial	180	112	10	19	5
Consumer	214	156	117	89	76
Other	7	62	--	--	18
Total recoveries	$ 638	412	164	117	122
Net loans charged-off	(6,761)	(3,491)	(1,703)	(641)	(390)
Current year provision	6,800	6,377	2,636	1,623	1,188
Balance at end of year	$ 9,062	$ 9,023	$ 6,137	$ 5,146	$ 4,012
Loans at year end	$526,215	$522,245	$507,217	$440,316	$ 321,547
Ratio of allowance to loans at year end	1.72%	1.72%	1.21%	1.17%	1.25%
Average loans	$520,825	$512,918	$476,339	$374,716	$ 293,665
Ratio of net loans charged off to average loans	1.30%	0.68%	0.36%	0.17%	0.13%

The recorded values of loans actually removed from the consolidated balance sheets are referred to as charge-offs and, after netting out recoveries on previously charged-off assets, become net charge-offs. Our policy is to charge off loans, when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize recovery. Net charge-offs increased $3.3 million in 2002 to $6.8 million, which compares to $3.5 million in 2001. Our level of net charge-offs to average loans was 1.30% in 2002 and 0.68% in 2001. Charge-offs were higher due to real estate foreclosures and consumer bankruptcies in 2002. Recessionary economic conditions, on a local and a national level, have adversely affected borrowers, particularly those that were marginally capitalized. During 2002, the provision for loan losses of $6.8 million was $0.4 million more than the preceding year. Factors which gave rise to the increased provision in 2002 were primarily a substantial increase in loan losses and non-performing loans.

The level of non-performing loans is an important element in assessing asset quality and the relevant risk in the credit portfolio. Non-performing loans include non-accrual loans, restructured loans and loans delinquent 90 days or more. Loans are classified as non-accrual when management believes that collection of interest is doubtful. When loans are placed on nonaccrual status, all unpaid accrued interest is reversed. Another element associated with asset quality is foreclosed properties, (carried as other real estate on the balance sheet), which represent real estate or personal property acquired through loan defaults by customers.

The following table presents information regarding nonaccrual, past due and restructured loans, and foreclosed properties at the dates indicated:

	December 31,				
	2002	2001	2000	1999	1998
	(Dollars in Thousands)				
Loans accounted for on a non-accrual basis	$ 18,435	$ 12,625	$ 5,608	$ 2,446	$ 1,745
Accruing loans which are contractually past due 90 days or more as to principal and interest payments	-	1,168	345	241	467
Restructured loans (1)	$ 223	$ 252	$ -	$ 693	$ 652
Total nonperforming loans	18,658	14,045	5,953	3,380	2,864
Foreclosed properties	6,308	7,330	3,142	2,400	610

(1) As of December 31, 2002, all restructured loans were in compliance with their modified terms.

Non-performing loans consist of non-accrual loans, loans past due greater than 90 days, and restructured loans. Total non-performing loans were $18.7 million at December 31, 2002, an increase of 32.8% over the $14.0 million at December 31, 2001. Non-performing loans were 3.5% and 2.7% of loans at December 31, 2002 and 2001, respectively. To total assets, non-performing loans were 2.6% and 2.1% for the same time periods. The ratio of allowance to non-performing loans at December 31, 2002 and December 31, 2001 was 49% and 64%, respectively. The dollar increase in non-performing loans during 2002 is due to the weakening economy and higher levels of bankruptcies and consumer debt problems. Additional interest income of approximately $1.2 million in 2002, $855,000 in 2001, and $499,000 in 2000 would have been recorded if all loans accounted for on a non-accrual basis had been current in accordance with their original terms.

Management has internally classified approximately $16.1 million in loans as substandard based upon other possible credit problems. These loans are not included in the above amounts. These loans are performing loans but are classified as substandard due to payment history, decline in the borrowers' financial position or decline in collateral value. Loans classified as substandard are inadequately protected by the current sound worth and paying capacity of the obligor or the collateral pledged, if any. Loans so classified must have a well-defined weakness or weakness that jeopardize the liquidation of the debt. Loans classified as doubtful have all the weaknesses inherent in one classified substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Loans classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted.

As of December 31, 2002, there are no loans classified by our regulators or management as loss, doubtful or substandard that have not been disclosed above or which represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Although non-performing loans, net charge-offs and foreclosed properties increased substantially during 2002 and 2001, management believes the allowance for loan losses and the carrying value of foreclosed properties is properly stated at December 31, 2002. Substantial resources have been devoted to identifying, grading and valuing problem assets during the past two years. Although it is likely that the Company will continue to have asset quality problems in 2003, management believes that identifiable problem assets have been appropriately provided for in the accompanying financial statements.

The allocation of the allowance for loan losses by loan category at December 31, for the years indicated is presented below:

	As of December 31,					
	2002		2001		2000	
	Amount	Percent of loans in category to total loans	Amount	Percent of loans in category to total loans	Amount	Percent of loans in category to total loans
Real estate - construction & development	$ 1,541	14%	$ 1,444	14%	$ 1,227	15%
Real estate - 1-4 single family	725	32%	541	35%	430	36%
Real estate – other	634	18%	722	13%	368	12%
Commercial, financial and agricultural	3,262	28%	3,519	27%	1,289	26%
Consumer	2,628	8%	2,166	11%	1,964	11%
Other	181	0%	180	0%	123	0%
Unallocated	91	NA	451	NA	736	NA
Total	$ 9,062	100%	$ 9,023	100%	$ 6,137	100%

As of December 31, 2002, real estate mortgage loans constituted 63.7% of outstanding loans. Approximately $125.5 million, or 37.5%, of this category represents first mortgage residential real estate mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. We have $71.9 million in construction and development loans, which are primarily related to the home building industry in Shelby, Williamson, Davidson and Sumner Counties, Tennessee. The remaining portion of this category consists primarily of commercial real estate loans. Risk of loss for these loans is generally higher than residential loans. Therefore, management has allocated a significant portion of the allowance for loan losses to this category.

Securities

Our banks' securities portfolios are primarily used as a source of liquidity. Total securities were $90.5 million at year-end 2002 compared to $55.5 million at December 31, 2001, an increase of $35.0 million from year-end 2001. Average investment securities were $62.1 million and $32.3 million, respectively for the years ended December 31, 2002 and 2001. The securities portfolio comprised 12.6% of total assets at year-end 2002. Our banks' policy guidelines are designed to minimize credit, market and liquidity risk. Securities generally must be investment grade or higher to be purchased. Over the last year, a majority of newly-purchased securities have been designated as available for sale to increase flexibility for asset liability management. At December 31, 2002, the investment portfolio had a net unrealized gain of $669,000 compared to $172,000 at December 31, 2001. Approximately 25.1% of securities held at year-end 2002 were pledged to secure public deposits and for other purposes as required or permitted by law. Other than commitments to originate or sell mortgage loans, our banks do not invest in off-balance sheet or derivative financial instruments.

We invest primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, other taxable securities and in certain obligations of states, counties and municipalities ("SCM"). The majority of the mortgage-backed securities are instruments of U.S. Government agencies. In addition, we enter into federal funds transactions with our principal correspondent banks, and act as a net seller of such funds. We do not hold securities of any single issuer that exceeded ten percent of shareholders' equity.

The following tables present, for the periods indicated, the carrying amount of our securities portfolio, including mortgage-backed securities, segregated into available for sale and those held to maturity categories.

	At December 31, 2002	2001	2000
	(Dollars in thousands)		
Available for sale:			
U.S. Government and agencies	$ 6,923	$ 25,222	$ 9,888
Obligations of SCM	723	3,933	2,866
Mortgage-backed	69,524	10,467	1,246
Other debt securities	773	1,863	233
Marketable equity securities	1,108	1,329	1,333
Total available for sale	79,051	42,814	15,566
Held to maturity:			
U.S. Government and agencies	3,398	6,297	4,600
Obligations of SCM	2,823	918	654
Mortgage-backed	2,651	2,912	3,171
Other debt securities	2,616	2,608	-
Total held to maturity	11,488	12,735	8,425
Total securities	$ 90,539	$ 55,549	$ 23,991

The following table indicates, for the year ended December 31, 2002, the amount of investments due in (1) one year or less, (2) one to five years, (3) five to ten years, and (4) over ten years:

	1 yr or less Balance	Yield	1 to 5 yrs Balance	Yield	5 to 10 yrs Balance	Yield	Over 10 yrs Balance	Yield	Total Balance
				(Dollars in Thousands)					
Available for sale:									
U.S. Government and agencies	$ -	-	$ 6,709	4.40%	$ -	-	$ 214	5.76%	$ 6,923
Obligations of SCM	-	-	-	-	522	4.58%	201	4.81%	723
Mortgage-backed	-	-	1,411	3.87%	4,653	3.60%	63,460	3.90%	69,524
Marketable equity securities(2)	-	-	-	-	-	-	1,108	(7.71)%	1,108
Other	-	-	273	6.19%	-	-	500	9.55%	773
Held to maturity:									
U.S. Government and agencies	-	-	910	4.98%	2,472	5.60%	16	2.90%	3,398
Obligations of SCM	101	4.75%	409	4.80%	1,096	4.23%	1,217	4.17%	2,823
Mortgage-backed	-	-	78	5.16%	187	5.80%	2,386	4.78%	2,651
Other	-	-	1,016	4.30%	-	-	1,600	9.55%	2,616
Totals	$ 101		$ 10,806		$ 8,930		$ 70,702		$ 90,539

(1) Yields are presented based on adjusted cost basis of securities available for sale. Yields based on carrying value would be higher since fair value is less than adjusted cost.
(2) Marketable equity securities are included in the over 10 year category as there is no maturity.

Deposits and Borrowings

Deposits are our primary source of funding loans. Deposits were $593.0 million at December 31, 2002 and averaged $572.8 million for the year 2002. This compares to year-end deposits of $549.4 and average deposits of $550.6 in 2001. We believe we have the ability to generate deposit growth within our local markets as loan demand dictates. From time to time, we may use FHLB borrowings to complement our funding needs. Our long-term strategy has been to be competitive on popular deposit products such as money market demand accounts and certificates of deposit. FHLB advances, while typically more costly than deposit funding, are typically the lowest cost borrowed funds available to institutions such as our banks. As of December 31, 2002, the balance of FHLB borrowings totaled $50.9 million, none of which mature before December 31, 2003.

Total deposits grew at a rate of 7.93% during 2002, resulting from the maturing of our newer branch locations and more attractive pricing for deposits. Management's strategy to alter the deposit mix by reducing time deposits greater than $100,000 with no other relationships proved successful as these balances declined by $24.7 million while money market and checking account deposits increased $18.7 million. Deposit growth was greater than loan growth in 2002, resulting in a decrease in loan to deposit ratio from 95.0% at year end 2001 to 88.7% at year end 2002. The increase in deposit growth over loan growth resulted in an increase of securities of $35.0 million at the end of 2002.

We operate retail bank branches in twelve (12) different Tennessee counties, have fifty percent (50%) ownership of a stand-alone federal savings bank in one Kentucky county through a joint venture, and have fifty percent (50%) ownership of a *de novo* bank in Nashville, Tennessee through a joint venture. Each local market has its own unique deposit customer base. Deposit growth has been strong in the communities where new additional branches have been established. In general, large certificate of deposit customers tend to be more sensitive to interest rate levels, making these deposits less reliable sources of funding from liquidity planning purposes than core deposits. We have normally had to pay a small premium for these types of deposits above current rates. However, we believe that we have long-term customers who maintain substantial deposits with our banks based upon personal relationships with each bank's officers and employees.

Average amount of and average rate paid for our deposits for year-end 2000, 2001 and 2002 are represented by deposit category on the table on pages 23 through 24 of this section of the documents.

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities for the year ended December 31, 2002:

	Time Certificates of Deposit (In thousands)
3 months or less	$ 32,766
3-12 months	58,760
Over 12 months	29,270
Total	$120,796

CUMBERLAND BANCORP, INC. AND SUBSIDIARIES

Consolidated Average Balance Sheets, Net Interest Revenue and

Changes in Interest Income and Interest Expense

The following table shows the consolidated average monthly balances of each principal category of assets, liabilities and stockholders' equity of the Company, and an analysis of net interest revenue, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates.

(Dollars in Thousands)

	December 31, 2002			December 31, 2001			2002 / 2001 Change		
	Average Balance	Interest Rate	Revenue/ Expense	Average Balance	Interest Rate	Revenue/ Expense	Due to Volume	Due to Rate (1)	Total
Net loans (2 and 3)	$ 520,825	7.48%	$ 38,977	$ 512,918	9.39%	$ 48,155	742	(9,920)	(9,178)
Securities	62,135	4.63%	2,877	32,344	6.05%	1,958	1,802	(883)	919
Federal funds sold	38,060	1.62%	616	37,222	3.30%	1,227	28	(639)	(611)
FHLB and FRB stock	4,871	4.78%	233	4,513	8.27%	373	30	(170)	(140)
Interest-bearing deposits in banks	4,860	2.98%	145	26,739	4.31%	1,152	(943)	(64)	(1,007)
Total earning assets	630,751	6.79%	$ 42,848	613,736	8.61%	$ 52,865	1,659	(11,676)	(10,017)
Cash and due from banks	22,576			20,295					
Allowance for loan losses	(9,078)			(7,027)					
Other assets	46,361			44,686					
Total assets	$ 690,610			$ 671,690					
Deposits:									
NOW investments	$ 64,558	1.20%	$ 774	40,467	2.29%	$ 925	$ 552	$ (703)	$ (151)
Money market investments	116,840	2.30%	2,692	106,954	3.42%	3,656	338	(1,302)	(964)
Savings	23,488	1.99%	467	15,819	2.86%	453	219	(205)	14
Time deposits $100,000 and over	116,945	3.70%	4,326	126,854	5.40%	6,581	(535)	(1,990)	(2,525)
Other time deposits	197,873	3.37%	6,661	211,014	6.04%	12,745	(794)	(5,290)	(6,084)
Total interest-bearing deposits	519,704	2.87%	14,920	501,108	4.92%	24,630	(220)	(9,490)	(9,710)
Noninterest-bearing demand deposits	53,105		-	49,461		-			
Total deposits	572,809	2.60%	14,920	550,569	4.47%	24,630	(220)	(9,490)	(9,710)
Fed Funds purchased	$ 2,989	1.81%	$ 54	$ 6,305	4.23%	$ 267	$ (140)	$ (73)	$ (213)
Notes payable	6,211	7.55%	469	7,934	8.00%	635	(138)	(28)	(166)
FHLB advances and other borrowings	50,890	4.99%	2,538	49,736	5.29%	2,629	1	(92)	(91)
Trust preferred securities	12,000	5.52%	662	9,600	7.71%	740	2	(80)	(78)
Total deposits and borrowed funds	644,899	2.89%	18,643	624,144	4.63%	28,901	(495)	(9,763)	(10,258)
Other liabilities	5,744			7,490					
Shareholders' equity	39,967			40,056					
Total liabilities and shareholders' Equity	$ 690,610			$ 671,690					
Net interest income			$ 24,205			$ 23,964	$ 2,154	$(1,913)	$ 241
Net yield on earning assets		3.84%			3.90%				

1 Changes in interest income and expense not due solely to balance or rate changes are included in the rate category.

2 Interest income includes fees on loans of $2,057 in 2002 and $2,283 in 2001.

3 Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest.

4 No taxable equivalent adjustments have been made since the effect of tax exempt income is insignificant.

CUMBERLAND BANCORP, INC. AND SUBSIDIARIES
Consolidated Average Balance Sheets, Net Interest Revenue and Changes in Interest Income and Interest Expense

The following table shows the average monthly balances of each principal category of assets, liabilities and shareholders' equity of the Company, and an analysis of net interest revenue, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates.

(Dollars in Thousands)

	December 31, 2001			December 31, 2000			2001 / 2000 Change		
	Average Balance	Interest Rate	Revenue/ Expense	Average Balance	Interest Rate	Revenue/ Expense	Due to Volume	Due to Rate (1)	Total
Net loans (2 and 3)	$ 512,918		$ 48,155	$ 476,339	10.17%	$ 48,465	3,722	(4,032)	(310)
Securities	32,344	9.39%	1,958	23,468	6.55%	1,537	581	(160)	421
Federal funds sold	37,222	6.05%	1,082	18,419	6.00%	1,106	1,129	(1,153)	(24)
FHLB and FRB stock	4,513	2.91%	373	3,711	6.63%	246	53	74	127
Interest-bearing deposits in banks	26,739	8.27%	1,297	7,442	3.99%	297	770	230	1,000
		4.85%							
Total earning assets	613,736		$ 52,865	529,379	9.76%	$ 51,651	6,255	(5,041)	1,214
		8.61%							
Cash and due from banks	20,295			17,330					
Allowance for loan losses	(7,027)			(5,635)					
Other assets	44,686			35,548					
Total assets	$ 671,690			$ 576,622					
Deposits:									
NOW investments	40,467	2.29%	$ 925	41,568	2.31%	$ 960	$ (25)	$ (10)	$ (35)
Money market investments	106,954	3.42%	3,656	93,008	4.97%	4,623	693	(1,660)	(967)
Savings	15,819	2.86%	453	16,288	2.79%	454	(13)	12	(1)
Time deposits $100,000 and over	126,854	5.40%	6,581	97,140	6.15%	5,975	1,828	(952)	876
Other time deposits	211,014	6.04%	12,745	196,611	6.10%	12,002	879	(136)	743
Total interest-bearing deposits	501,108	4.92%	24,630	444,615	5.40%	24,014	3,362	(2,746)	616
Noninterest-bearing demand deposits	49,461		-	41,093		-			
Total deposits	550,569	4.47%	24,630	485,708	4.94%	24,014	3,362	(2,746)	616
Fed Funds purchased	$ 6,305	4.23%	$ 267	$ 5,345	5.82%	$ 311	$ 56	$ (100)	$ (44)
Notes payable	7,934	8.00%	635	7,950	7.50%	596	(1)	40	39
FHLB advances and other borrowings	49,736	5.29%	2,629	34,142	6.26%	2,136	10	483	493
Trust preferred securities	9,600	7.71%	740	-	-	-	740	-	740
Total deposits and borrowed funds	624,144	4.63%	$ 28,901		5.07%	27,057		(2,323)	1,844
				533,145			4,167		
Other liabilities	7,490			6,111					
Shareholders' equity	40,056			37,366					
Total liabilities and shareholders' Equity	$ 671,690			$ 576,622					
Net interest income			$ 23,964			$ 24,594	$ 2,088	$(2,718)	$ (630)
Net yield on earning assets		3.90%			4.65%				

1 Changes in interest income and expense not due solely to balance or rate changes are included in the rate category.

2 Interest income includes fees on loans of $2,283 in 2001 and $3,164 in 2000.

3 Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest.

4 No taxable equivalent adjustments have been made since the effect of tax exempt income is insignificant.

Equity and Capital Resources

Shareholders' equity totaled $45.5 million at year-end 2002. The increase in equity is attributable to the issuance of common stock in connection with a private sale of approximately $5.4 million of our common stock, net earnings of $521,000, a net increase in the unrealized gain/loss on available for sale securities of $470,000, shares issued from stock options exercised totaling $631,000, less dividends paid of $833,000.

The Company's principal regulators have established minimum risk-based capital requirements and leverage capital requirements. These guidelines classify capital into two categories of Tier I and total risk-based capital. Total risk-based capital consists of Tier I (or core) capital (essentially common equity less intangible assets) and Tier II capital (essentially qualifying long-term debt, of which the Company and subsidiary banks have none, and a part of the allowance for loan losses). In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending on regulatory assigned levels of credit risk associated with such assets. Trust preferred securities are allowed to be counted in Tier I capital, subject to certain limitations. At December 31, 2002, the Company's total risk-based capital ratio was 12.18% and its Tier I risk-based capital ratio was approximately 10.92% compared to ratios of 11.28% and 10.04%, respectively at December 31, 2001. At December 31, 2002, the Company had a leverage ratio of 7.95%, compared to 7.47% at December 31, 2001.

The Company and its subsidiaries, Cumberland Bank, BankTennessee and Bank of Dyer, have informally agreed with or committed to bank regulatory officials to take various actions, including to reduce the level of criticized or non-performing loans, to improve loan underwriting, problem loan resolution and collection, and strategic and capital planning, to obtain prior regulatory approval before incurring additional holding company indebtedness, repurchasing shares, or paying dividends from certain subsidiary banks to the holding company or from the holding company to shareholders, and to maintain certain capital levels at subsidiary banks in excess of those required for well capitalized status. The most restrictive of these provisions would require the Company to maintain a Tier I leverage ratio of at least 7.0% at BankTennessee, Bank of Dyer and Cumberland Bank at December 31, 2002. The Company and its subsidiaries believe they were in compliance in all material respects with these informal understandings at December 31, 2002. The Company and its subsidiaries intend to continue to comply with these informal understandings, and the Company received approval to pay dividends in the first quarter of 2003. The Company believes that the proceeds of its private placement, earnings from operations and available funds will be sufficient to allow the Company to meet all these commitments and the requirements for well-capitalized status through the end of 2003. However, the Company's regulators have considerable discretion in determining whether to grant required approvals, and no assurance can be given that such approvals will be forthcoming.

The Company issued $8 million of capital trust securities in December 2000, and another $4 million during July 2001. As disclosed in note 14 to the consolidated financial statements, these securities are included in Tier I Capital, with certain limitations. Their holders are also entitled to receive distributions based on a variable interest rate applied to the original investment.

Items that represent common stock equivalents include 773,540 common stock options outstanding at December 31, 2002. We plan to continue granting stock options to selected officers, directors, and other key employees.

Return on Equity and Assets

Returns on average consolidated assets and average consolidated equity for the periods indicated are as follows:

	Years Ended December 31,		
	2002	2001	2000
Return on average assets	0.08%	0.03%	0.72%
Return on average equity	1.30%	0.52%	11.13%
Average equity to average assets ratio	5.79%	5.96%	6.48%
Dividend payout ratio	160%	397%	17%

Liquidity

It is a primary concern to depositors, creditors, and regulators that banks demonstrate the ability to have readily available funds sufficient to repay fully-maturing liabilities. Our liquidity, represented by cash and cash due from banks, is a result of our operating, investing and financing activities. In order to insure funds are available at all times, we devote resources to projecting on a monthly basis the amount of funds that will be required and maintain relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets, which are generally matched to correspond to the maturity of liabilities.

Our banks have liquidity policies and, in the opinion of management, the overall liquidity level is considered adequate. Neither we, nor our banks, are subject to any specific liquidity requirements imposed by regulatory authorities. Dividends totaling $2.2 million were upstreamed from the banks to the holding company during 2002. Regulatory approval must be obtained prior to upstreaming future dividends. Our banks are subject to general Federal Reserve guidelines, which do not require a minimum level of liquidity. The ratio for average loans to average deposits for 2001 was 93.2% and for 2002 was 90.9%. We do not know of any trends or demands that are reasonably likely to result in liquidity increasing or decreasing.

The Company's bank borrowings and trust preferred securities have certain interest payment requirements and the Company has certain operating expenses, which require dividends or management fees from the Company's bank subsidiaries in order to be funded. As discussed above, the Company's recent asset quality problems have resulted in regulatory restrictions (approval) on its subsidiaries ability to make dividends to the Company. The Company anticipates that it will be able to meet required payments on its outstanding debt and trust preferred securities for the next four quarters through available cash resources and the additional capital raised in the private placement of its common stock described elsewhere in this document. However, the Company's regulators have considerable discretion in determining whether to grant required approvals, and no assurance can be given that such approvals will be forthcoming.

At December 31, 2002, the Company had unfunded loan commitments outstanding of $58.8 million and unfunded lines of credit and letters of credit of $26.2 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Company's bank subsidiaries have the ability to liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Company's bank subsidiaries could sell participations in these or other loans to correspondent banks.

Interest Rate Sensitivity

A key element in the financial performance of financial institutions is the level and type of interest rate risk assumed. The single most significant measure of interest rate risk is the relationship of the repricing periods of earning assets and interest-bearing liabilities. The more closely the repricing periods are correlated, the less interest rate risk we assume. In general, community bank customer preferences tend to push the average repricing period for costing liabilities to a shorter time frame than the average repricing period of earning assets, resulting in a net liability sensitive position in time frames less than one year. A summary of the repricing schedule of our interest earning assets and interest-bearing liabilities (GAP) at year-end 2002 follows:

	1-90 Days	91-365 Days	1-5 years	Over 5 Years	Total
Interest earning assets:					
Loans, net	199,412	102,155	204,707	19,941	526,215
Securities available for sale	4,220	13,040	50,328	11,463	79,051
Securities held to maturity	228	384	3,860	7,016	11,488
Federal funds sold	27,561	-	-	-	27,561
Interest-earning deposits	8,045	474	852	95	9,466
Total interest earning assets	239,466	116,053	259,747	38,515	653,781
Interest bearing liabilities:					
Interest bearing demand deposits	71,550	-	-	-	71,550
Savings deposits	150,045	-	-	-	150,045
Time deposits	88,559	152,453	73,752	-	314,764
FHLB borrowings	-	-	1,852	49,000	50,852
Notes payable	50	750	3,200	1,500	5,500
Federal funds purchased	7,336	-	-	-	7,336
Trust preferred securities	12,000	-	-	-	12,000
Total interest bearing liabilities	329,540	153,203	78,804	50,500	612,047
Rate sensitive gap	(90,074)	(37,150)	180,943	(11,985)	41,734
Rate sensitive cumulative gap	(90,074)	(127,224)	53,719	41,734	
Cumulative gap as a percentage of earnings assets	(13.78)%	(19.4)%	8.22%	6.38%	

Cumberland Bancorp's primary business is banking and the resulting earnings, primarily net interest income, are susceptible to changes in market interest rates. Net interest income represented 74.1% of net revenues (net interest income and noninterest income) for 2002. Likewise, it is management's goal to maximize net interest income within acceptable levels of interest rate and liquidity risks. Repricing gap (the difference between assets and liabilities that reprice within a specific time period) and simulation modeling (projecting net interest income under various interest rate scenarios and balance sheet assumptions) are the primary methods the bank uses in analyzing and managing interest rate risk.

Gap analysis attempts to capture the amounts and timing of balances exposed to changes in interest rates at a given point in time. Although our gap table shows a liability sensitive bias, our position is a bias towards asset sensitivity. The amount of change our deposit base realizes in relation to the total change in market interest rates is significantly less than that of the asset base. When this is taken into account, repricing assets are substantially shorter in the three and six month time horizons with a more evenly matched one year gap.

Simulation modeling projects net interest income under various interest rate scenarios based on the optionality inherent in the balance sheet. At December 31, 2003, with rates unchanged, net interest income is projected to increase 8.5% over 2002, resulting from the continued repricing of funding sources. The 100 basis points immediate rise in interest rates produces a 14% increase in net interest income. This assumes management's ability to control interest expense.

Both methods are inherently uncertain and cannot precisely estimate net interest income nor predict the impact of changes in market interest rates on net interest income. As such, investors are cautioned not to place undue reliance on such estimates and models.

As shown in the table, we have a cumulative GAP of approximately 13.78% and 19.46% at the end of 90 days and one year, respectively. Management believes that this level of GAP is appropriate since many of the liabilities that are immediately repriceable can be effectively repriced more slowly than the assets which are contractually immediately repriceable in a rising rate environment. Conversely, those liabilities can often be repriced downward more rapidly than contractually required assets repricing in a downward rate environment. The degree to which management can control the rate of change in deposit liabilities, which are immediately repriceable, is affected to a large extent by the speed and amount of interest rate movements.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of our operations, we do not maintain any foreign currency exchange or commodity price risk.

The following table provides information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2002. These market risk sensitive instruments have been entered into by us for purposes other than trading. We do not hold market risk sensitive instruments for trading purposes. Amounts described below do not take into account possible loan, security, or interest bearing deposit renewals or repricing for such renewals. The information provided by this table should be read in connection with our audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operation.

EXPECTED MATURITY DATE -
YEAR ENDING DECEMBER 31,

(Dollars in Thousands)	2003	2004 to 2005	2006 to 2007	2008 Thereafter	TOTAL	FAIR VALUE
INTEREST-EARNING ASSETS:						
Loans, net of unearned interest:(1)						
Variable rate	$ 176,146	5,088	3,655	40	184,929	184,929
Average interest rate	5.02%	6.91%	6.55%	9.50%	5.10%	
Fixed rate	$ 124,689	101,957	94,261	20,379	341,286	346,515
Average interest rate	7.03%	7.89%	7.23%	4.94%	7.22%	
Securities(2)	$ 17,872	40,426	13,761	18,480	90,539	90,667
Average interest rate	3.33%	3.80%	4.56%	5.28%	4.12%	
Federal funds sold	$ 27,561	-	-	-	27,561	27,561
Average interest rate	1.15%	-	-	-	1.15%	
Interest-earning deposits in financial institutions	$ 8,519	753	99	95	9,466	9,466
Average interest rate	0.84%	4.45%	3.40%	5.00%	1.19%	
INTEREST-BEARING LIABILITIES:						
Interest-bearing deposits	$ 471,886	52,503	12,084	-	536,473	540,636
Average interest rate	2.11%	4.08%	4.31%	-	2.35%	
Federal funds purchased	$ 7,336	-	-	-	7,336	7,336
Average interest rate	1.65%	-	-	-	1.65%	
Other borrowings	$ 12,800	2,452	2,600	50,500	68,352	73,408
Average interest rate	5.87%	6.57%	6.34%	4.92%	5.23%	

(1) Loan amounts and weighted average interest rates for loans net out any undisbursed loan proceeds, make no assumptions about loan prepayments, and do not include the allowance for loan losses.

(2) Securities include our investment in obligations of certain political subdivisions within the State of Tennessee. Average interest rates have not been adjusted for any federal, state, or municipal tax liability that we may incur.

ITEM 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Cumberland Bancorp, Incorporated
Franklin, Tennessee

We have audited the consolidated balance sheet of Cumberland Bancorp, Incorporated as of December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the years ended December 31, 2001 and 2000, were audited by Heathcott and Mullaly, P.C. who merged with Crowe Chizek and Company LLC as of April 1, 2002 and whose report dated January 31, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cumberland Bancorp, Incorporated as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Brentwood, Tennessee
February 13, 2003

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Cumberland Bancorp, Incorporated

We have audited the consolidated balance sheet of Cumberland Bancorp, Incorporated as of December 31, 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cumberland Bancorp, Incorporated as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Heathcott & Mullaly, P.C.

Brentwood, Tennessee
March 1, 2002

CUMBERLAND BANCORP, INCORPORATED
Consolidated Balance Sheets
December 31, 2002 and 2001

(Dollars in thousands, except share and per share amounts)

	2002	2001
ASSETS:		
Cash and due from banks	$ 21,681	$ 20,868
Federal funds sold	27,561	19,531
Total cash and cash equivalents	49,242	40,399
Interest-bearing deposits in financial institutions	9,466	4,563
Securities available for sale	79,051	42,814
Securities held to maturity (fair value $11,616 and $12,814)	11,488	12,735
Loans, net of unearned income	526,215	522,245
Allowance for loan losses	(9,062)	(9,023)
Loans, net	517,153	513,222
Premises and equipment, net	23,366	23,871
Restricted equity securities	5,040	4,719
Loan servicing rights	213	327
Other real estate	6,338	7,330
Investment in unconsolidated affiliates	6,163	5,195
Goodwill	1,597	1,597
Accrued interest receivable	3,922	4,693
Other assets	6,674	6,046
Total assets	$ 719,713	$ 667,511
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Liabilities:		
Deposits		
Non-interest bearing	$ 56,639	$ 52,395
Interest bearing	536,359	497,029
Total deposits	592,998	549,424
Notes payable	5,500	7,659
Federal funds purchased	7,336	1,675
Advances from Federal Home Loan Bank	50,852	50,852
Accrued interest payable	3,129	3,994
Other liabilities	2,425	2,594
Trust preferred securities	12,000	12,000
Total liabilities	674,240	628,198
Shareholders' equity:		
Common stock, $0.50 par value; authorized 40,000,000 shares, shares issued and outstanding 15,382,626 at December 31, 2002 and 13,808,236 at December 31, 2001	7,691	6,904
Additional paid-in capital	27,504	22,289
Retained earnings	9,749	10,061
Accumulated other comprehensive income	529	59
Total shareholders' equity	45,473	39,313
Total liabilities and shareholders' equity	$ 719,713	$ 667,511

See accompanying notes to consolidated financial statements.

CUMBERLAND BANCORP, INCORPORATED
Consolidated Statements of Income
Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands, except share and per share amounts)

	2002	2001	2000
Interest income:			
Loans, including fees	$ 38,977	$ 48,155	$ 48,465
Securities	2,877	1,958	1,537
Deposits in financial institutions	145	1,152	297
Federal funds sold	616	1,227	1,106
Federal Home Loan Bank dividends	233	373	246
Total interest income	42,848	52,865	51,651
Interest expense:			
Deposits	14,920	24,630	24,014
Federal funds purchased	54	267	311
Other borrowings	3,669	4,004	2,732
Total interest expense	18,643	28,901	27,057
Net interest income	24,205	23,964	24,594
Provision for loan losses	6,800	6,377	2,636
Net interest income after provision for loan losses	17,405	17,587	21,958
Noninterest income:			
Service charges on deposit accounts	3,817	3,551	2,671
Other service charges, commissions and fees	2,488	1,887	1,787
Mortgage banking activities	1,645	1,328	811
Net gain on securities transactions	461	-	-
Net gain on sale of loans	37	282	502
Total other income	8,448	7,048	5,771
Noninterest expense:			
Salaries and employee benefits	12,461	12,137	11,169
Occupancy and equipment	3,374	3,367	2,725
Deposit insurance premiums	130	152	211
Other	9,139	8,752	7,027
Total other expenses	25,104	24,408	21,132
Income before income taxes	749	227	6,597
Income tax expense	228	18	2,436
Net earnings	$ 521	$ 209	$ 4,161
Net earnings per share - basic	$ 0.04	0.02	0.30
Net earnings per share - diluted	0.04	0.01	0.30
Weighted average shares outstanding - basic	14,018,715	13,813,774	13,767,312
Weighted average shares outstanding - diluted	14,142,996	14,019,794	14,021,926

See accompanying notes to consolidated financial statements.

CUMBERLAND BANCORP, INCORPORATED
Consolidated Statements of Changes in Shareholders' Equity
Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands, except share and per share amounts)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Capital	Earnings	Income	Equity
Balance at January 1, 2000	6,857,620	$ 3,429	$ 25,110	$ 7,194	$ (458)	$ 35,275
Additional shares issued for Bank of Dyer	-	-	-	15	-	15
Proceeds from sale of common stock	34,678	17	410	-	-	427
Exercise of stock options	1,330	1	6	-	-	7
Dividends ($0.05 per share)	-	-	-	(688)	-	(688)
Comprehensive income:						
Net earnings	-	-	-	4,161	-	4,161
Other comprehensive income:						
Change in unrealized loss on securities available for sale, net of $171 in income taxes	-	-	-	-	279	279
Total comprehensive income						4,440
Balance at December 31, 2000	6,893,628	$ 3,447	$ 25,526	$ 10,682	$ (179)	$ 39,476
Purchase and retirement of common stock	(47,000)	(24)	(259)	-	-	(283)
Issuance of common stock in connection with the acquisition of minority interest of Bank of Mason	53,250	27	453	-	-	480
Two for one stock split	6,899,878	3,450	(3,450)	-	-	-
Exercise of stock options	8,480	4	19	-	-	23
Dividends ($0.06 per share)	-	-	-	(830)	-	(830)
Comprehensive income:						
Net earnings	-	-	-	209	-	209
Other comprehensive income:						
Change in unrealized loss on securities available for sale, net of $146 in income taxes	-	-	-	-	238	238
Total comprehensive income						447
Balance at December 31, 2001	13,808,236	$ 6,904	$ 22,289	$ 10,061	$ 59	$ 39,313
Issuance of common stock	1,342,710	671	4,700	-	-	5,371
Exercise of stock options	231,680	116	515	-	-	631
Dividends ($0.06 per share)	-	-	-	(833)	-	(833)
Comprehensive income:						
Net earnings	-	-	-	521	-	521
Other comprehensive income:						
Change in unrealized loss on securities available for sale, net of $307 in income taxes	-	-	-	-	754	754
Less: adjustment for gains included in net income, net of $177 in income taxes	-	-	-	-	(284)	(284)
Total comprehensive income						991
Balance at December 31, 2002	15,382,626	$ 7,691	$ 27,504	$ 9,749	$ 529	$ 45,473

See accompanying notes to consolidated financial statements.

CUMBERLAND BANCORP, INCORPORATED
Consolidated Statements of Cash Flows
Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands, except share and per share amounts)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 521	$ 209	$ 4,161
Adjustments to reconcile net income to net cash from operating activities:			
Provision for loan losses	6,800	6,377	2,636
Depreciation and amortization	1,698	1,876	1,543
Operations of unconsolidated affiliates	150	505	308
Origination of mortgage loans held for sale	(61,824)	(47,277)	(65,311)
Proceeds from sale of mortgage loans held for sale	60,464	42,396	66,196
Federal Home Loan Bank stock dividend	(321)	(493)	(562)
Net gain on securities transactions	(461)	-	-
Net (gain) loss on sale of other real estate	(199)	3	(3)
Net change in:			
Deferred income tax benefits	323	(1,375)	150
Accrued interest receivable	771	951	(1,571)
Accrued interest payable and other liabilities	(1,038)	(716)	1,556
Other, net	(9,296)	(141)	(3,059)
Total adjustments	(2,933)	2,106	1,884
Net cash from operating activities	(2,412)	2,315	6,045
Cash flows from investing activities:			
Net change in interest-bearing deposits in financial institutions	(4,903)	10,425	(9,592)
Purchases of securities available for sale	(83,088)	(38,118)	(639)
Proceeds from maturities, paydowns, and calls of securities available for sale	23,918	11,108	1,171
Proceeds from sales of securities available for sale	23,865	-	-
Purchases of securities held to maturity	(7,097)	(11,632)	(3,902)
Proceeds from maturities, paydowns, and calls of securities held to maturity	8,344	7,322	2,147
Net change in loans	(9,431)	(21,768)	(69,431)
Investments in unconsolidated affiliates	(1,118)	(212)	(2,904)
Purchases of premises and equipment, net	(1,193)	(2,166)	(10,329)
Proceeds from sale of other real estate	9,710	3,942	1,175
Net cash from investing activities	(40,993)	(41,099)	(92,304)
Cash flows from financing activities:			
Net change in deposits	43,574	25,282	88,890
Federal funds purchased	5,661	(7,900)	7,300
Repayments of Federal Home Loan Bank advances	1,300	24,652	107,200
Proceeds from Federal Home Loan Bank advances	(1,300)	(20,011)	(100,543)
Proceeds from notes payable	-	-	4,325
Repayments of notes payable	(2,159)	(1,090)	(3,031)
Proceeds from issuance of trust preferred securities	-	4,000	8,000
Dividends paid	(830)	(795)	(516)
Repurchase and retirement of common stock	-	(283)	-
Proceeds from issuance of common stock	6,002	23	434
Net cash from financing activities	52,248	23,878	112,059
Net change in cash and cash equivalents	8,843	(14,906)	25,800
Cash and cash equivalents at beginning of year	40,399	55,305	29,505
Cash and cash equivalents at end of year	$ 49,242	$ 40,399	$ 55,305
Supplemental disclosure of cash flow information:			
Interest paid	$ 19,508	$ 29,601	$ 25,435
Income taxes paid	1,253	1,627	3,097
Non-Cash Activities:			
Issuance of common stock – due to acquisitions	-	480	15
Assets acquired through foreclosure	9,388	8,130	1,888

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Cumberland Bancorp, Incorporated and Subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking and financial services industry. The significant policies are summarized as follows:

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Cumberland Bancorp, Incorporated (the Company) and its subsidiaries. Material intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations: Substantially all of the assets, liabilities, and operations presented in the consolidated financial statements are attributable to the five subsidiary banks: Cumberland Bank, BankTennessee, The Community Bank, Bank of Dyer, and Bank of Mason (collectively, the "Banks"). The Banks provide a variety of banking services to individuals and businesses through their eighteen branches located across ten counties in Middle and West Tennessee. Their primary deposit products are demand deposits, savings deposits, and certificates of deposit, and their primary lending products are commercial business, real estate mortgage, and installment loans. Other financial services such as credit insurance, investment products, consumer loan services, and property and casualty insurance are also provided by subsidiaries or divisions of the Banks.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loans and deposit transactions.

Cash and Due From Banks: Deposits in excess of $100 are not insured by the Federal Deposit Insurance Corporation. Although the Company has several deposit accounts in excess of this limit as of December 31, 2002, credit risk is considered nominal.

Included in cash and due from banks are legal reserve requirements, which must be maintained on an average basis in the form of cash and balances due from the Federal Reserve and other banks. Cash on hand or on deposit with the Federal Reserve Bank of $2,381 was required to meet regulatory reserve and clearing requirements at year-end 2002. These balances do not earn interest.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: Securities are classified as held to maturity and carried at amortized cost when the Company has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that the Company has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued, but not received, for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. The Company estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Banking Activities: The Banks originate mortgage loans for sale and these loans are generally sold at origination. Loans held for sale are carried at the lower of cost or fair value, on an aggregate basis. Origination fees are recorded as income when the loans are sold to third party investors.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation has been computed on straight-line method, based on the estimated useful lives of the respective asset which range from 3 to 10 years for furniture, fixtures, and equipment and 5 to 40 years for buildings and improvements.

Restricted Equity Securities: These amounts are stated at cost, and consist primarily of Federal Home Loan Bank and Federal Reserve Bank Stock.

Loan Servicing Rights: Loan servicing rights represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Goodwill: Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Upon adopting new accounting guidance on January 1, 2002, the company ceased amortizing goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. The effect on net income of ceasing goodwill amortization in 2002 was $70, net of income tax.

Long-term Assets: Premises and equipment, goodwill, other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise plan equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2002	2001	2000
Net income as reported	$ 521	$ 209	$ 4,161
Deduct: Stock-based compensation expense determined under fair value based method	(130)	(202)	(201)
Pro forma net income	$ 391	$ 7	$ 3,960
Basic earnings per share as reported	0.04	0.02	0.30
Pro forma basic earnings per share	0.01	0.00	0.29
Diluted earnings per share as reported	0.04	0.01	0.30
Pro forma diluted earnings per share	0.01	0.01	0.28

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2002	2001	2000
Risk-free interest rate	4.71%	4.31%	6.00%
Expected option life	7 yrs.	7 yrs.	5 yrs.
Expected stock price volatility	18%	18%	40%
Dividend yield	1.50%	1.46%	0.80%

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. The Company determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters than will have a material effect on the financial statements.

Reclassifications: Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

NOTE 2 - INTEREST BEARING DEPOSITS

At December 31, 2002, the Company had demand deposits totaling $6,415 at the Federal Home Loan Bank (FHLB). Additionally, the Company held $2,031 in certificates of deposit with non-affiliated banks and $1,020 with its affiliates.

At December 31, 2001, the Company had demand deposits totaling $2,491 at the FHLB. In addition, the Company held $1,927 in demand deposits at non-affiliated banks. The Company also held demand deposits of $145 with non-financial institutions.

NOTE 3 - BUSINESS COMBINATIONS AND ACQUISITIONS

During 2000, the Company purchased additional shares of stock in the Bank of Mason for $365 giving the Company 53% of the outstanding stock at December 31, 2000. The excess cash paid over the fair value of net assets acquired is recorded as goodwill in the consolidated financial statements. The Bank of Mason has been included in the consolidated financial statements of the Company for the period in which Cumberland Bancorp, Incorporated had controlling interest. Bank of Mason has approximately $10 million in total assets. On January 31, 2001, the Company issued 53,250 shares for the remaining interest in Bank of Mason.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 4 - SECURITIES

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

December 31, 2002	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury and U.S. government agencies	$ 6,923	$ 97	$ -
Obligations of state and political subdivisions	723	27	-
Mortgage-backed	69,524	562	(79)
Marketable equity securities	1,108	-	(85)
Other debt securities	773	19	-
Total	$ 79,051	$ 705	$ (164)
December 31, 2001			
U.S. Treasury and U.S. government agencies	$ 25,222	$ 190	$ (12)
Obligations of state and political subdivisions	3,933	49	(27)
Mortgage-backed	10,467	49	(10)
Marketable equity securities	1,329	-	(166)
Other debt securities	1,863	21	(1)
Total	$ 42,814	$ 309	$ (216)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

December 31, 2002	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
U.S. Treasury and U.S. government agencies	$ 3,398	$ 39	$ (18)	$ 3,419
Obligations of state and political subdivisions	2,823	77	-	2,900
Mortgage-backed	2,651	38	(8)	2,681
Other debt securities	2,616	-	-	2,616
Total	$ 11,488	$ 154	$ (26)	$ 11,616

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 4 - SECURITIES (Continued)

December 31, 2001	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
U.S. Treasury and U.S. government agencies	$ 6,297	$ 12	$ -	$ 6,309
Obligations of state and political subdivisions	918	19	(1)	936
Mortgage-backed	2,912	33	(12)	2,933
Other debt securities	2,608	28	-	2,636
Total	$ 12,735	$ 92	$ (13)	$ 12,814

Sales of available for sale securities were as follows:

	2002	2001	2000
Proceeds	$ 23,090	$ -	$ -
Gross gains	469	-	-
Gross losses	41	-	-

Proceeds from redemptions of held to maturity securities were $1,832 in 2002, resulting in net realized gains of $33 during 2002. These securities were considered as maturities for purposes of the classification of securities under FAS 115.

Contractual maturities of securities at year-end 2002 are shown below. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Held to maturity		Available for sale
	Carrying Amount	Fair Value	Fair Value
Due in one year or less	$ 101	$ 103	$ -
Due from one to five years	1,318	1,360	6,709
Due from five to ten years	3,588	3,622	521
Due after ten years	1,215	1,234	416
Mortgage-backed	2,650	2,681	69,524
Marketable equity securities	-	-	1,108
Other debt securities	2,616	2,616	773
Total	$ 11,488	$ 11,616	$ 79,051

Securities with carrying amounts of approximately $22,770 at December 31, 2002 and $17,822 at December 31, 2001 were pledged to secure deposits and for other purposes as required or permitted by law.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 4 - SECURITIES (Continued)

At December 31, 2002, the Company did not hold securities of any single issuer, other than obligations of the U. S. Treasury and other U. S. Government agencies, whose aggregate book value exceeded ten percent of shareholders' equity.

NOTE 5 - LOANS

A summary of loans outstanding by category follows:

	2002	2001
Real estate:		
Construction and development	$ 71,907	$ 73,713
One-to-four family residential properties	169,220	181,675
Commercial	93,894	68,089
Commercial	145,409	142,122
Consumer	44,978	57,517
Other	1,103	1,115
Total loans	526,511	524,231
Net deferred loan fees and discounts	(42)	(548)
Unearned income	(254)	(1,438)
Subtotal	526,215	522,245
Allowance for loan losses	(9,062)	(9,023)
Loans, net	$ 517,153	$ 513,222

In addition to the loans shown above, loans serviced for others totaled $74,139 and $69,758 at December 31, 2002 and 2001.

Certain parties (principally, directors and officers of the Company or the Banks, including their affiliates, families, and companies in which they hold ten percent or more ownership) were customers of, and had loans and other transactions with the Banks in the ordinary course of business. The outstanding balances of such loans totaled $3,922 and $5,207 at December 31, 2002 and December 31, 2001. These loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons. They did not involve more than the normal risk of collectibility or present other unfavorable features. During 2002 and 2001, the Company advanced $1,157 and $2,370 and received payments of $2,442 and $3,323 on such loans.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 5 - LOANS (Continued)

Activity in the allowance for loan losses was as follows:

	2002	2001	2000
Balance at beginning of year	$ 9,023	$ 6,137	$ 5,146
Allowance for loan losses due to acquisition	-	-	57
Provision charged to operating expenses	6,800	6,377	2,636
Loans charged off	(7,399)	(3,903)	(1,861)
Recoveries on previously charged off loans	638	412	159
Balance at end of year	$ 9,062	$ 9,023	$ 6,137

Impaired loans were as follows:

	2002	2001
Year-end loans with no allocated allowance for loan losses	$ -	$ -
Year-end loans with allocated allowance for loan losses	18,435	12,625
Total	$ 18,435	$ 12,625
Amount of the allowance for loan losses allocated	$ 2,765	$ 1,894

	2002	2001	2000
Average of impaired loans during the year	$ 15,701	$ 10,649	$ 5,085
Lost interest income during impairment	1,152	855	499

Cash-basis interest income recognized on impaired loans for 2002, 2001 and 2000 was immaterial to the operations.

Nonperforming loans were as follows:	2002	2001
Loans past due over 90 days still on accrual	$ -	$ 1,168
Nonaccrual loans	18,435	12,625

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 6 - BANK PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31, 2002 and 2001.

	2002	2001
Land	$ 5,666	$ 5,489
Buildings and improvements	15,993	15,593
Leasehold improvements	816	900
Furniture, fixtures and equipment	8,291	8,360
Automobile	270	228
Construction in process	511	643
	31,547	31,213
Less: Accumulated depreciation	8,181	7,342
Net premises and equipment	$ 23,366	$ 23,871

Depreciation expense related to premises and equipment amounted to $1,698 in 2002, $1,762 in 2001 and $1,444 in 2000.

The Company has entered into various noncancellable operating lease arrangements in connection with its operating locations. Based upon these agreements at December 31, 2002, future minimum lease commitments are as follows:

2003	$ 308
2004	214
2005	135
2006	128
2007	122
Thereafter	154
	$ 1,061

Rent expense relating to these agreements which are included in occupancy expense amounted to $264 in 2002, $235 in 2001 and $265 in 2000.

During 2002, the subsidiaries of the Company leased certain premises from related parties. The related expense from the leases totaled approximately $34.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 7 - INVESTMENT IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates consist of the following at December 31, 2002 and 2001:

	2002	2001
Investment in Murray Bank (50% ownership)	$ 3,493	$ 2,833
Investment in Insurors Bank of Tennessee (50% ownership)	2,332	2,095
Other investments in other unconsolidated affiliates	338	267
	$ 6,163	$ 5,195

The Company uses the equity method of accounting in recording investments in the unconsolidated affiliates shown above. The initial investment is recorded at cost and the carrying amount of the investment is increased or decreased by the proportionate share of earnings or losses. Any dividends received are recorded as a reduction in the investment.

Condensed financial information for The Murray Bank (TMB) and Insurors Bank of Tennessee (IBOT) are as follows as of December 31, 2002 and 2001:

CONDENSED BALANCE SHEETS

	TMB		IBOT	
	2002	2001	2002	2001
ASSETS:				
Cash and due from banks	$ 4,152	$ 3,114	$ 757	$ 591
Federal funds sold	8,488	5,051	325	900
Securities available for sale	25,837	9,380	6,191	3,475
Securities held to maturity	-	450	-	-
Loans, net	54,631	48,631	33,120	15,413
Premises and equipment, net	2,303	1,965	515	441
Accrued interest receivable	583	531	151	86
Restricted equity securities	324	180	433	328
Other assets	123	257	199	68
Total assets	$ 96,441	$ 69,559	$ 41,691	$ 21,302
LIABILITIES AND SHAREHOLDERS' EQUITY:				
Liabilities:				
Total deposits	$ 87,541	$ 62,104	$ 30,971	$ 13,978
Borrowings	1,141	1,203	5,791	2,997
Accrued interest payable	333	392	206	43
Other liabilities	441	188	59	95
Total liabilities	89,456	63,887	37,027	17,113
Shareholders' equity	6,985	5,672	4,664	4,189
Total liabilities and shareholders' equity	$ 96,441	$ 69,559	$ 41,691	$ 21,302

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 7 - INVESTMENT IN UNCONSOLIDATED AFFILIATES (Continued)

CONDENSED INCOME STATEMENT

	TMB			IBOT		
	2002	2001	2000	2002	2001	2000
Net interest income	$ 2,482	$ 1,835	$ 1,030	$ 1,077	$ 419	$ 39
Provision for loan losses	128	373	129	256	-	-
Noninterest income	662	492	254	77	16	8
Noninterest expense	2,249	1,778	1,259	1,554	1,622	531
Income tax expense	261	51	24	-	-	-
Net income (loss)	$ 506	$ 125	$ (128)	$ (656)	$ (1,187)	$ (484)

NOTE 8 - GOODWILL

The change in the carrying amount of goodwill for the year is as follows:

Beginning of year	$ 1,597
Goodwill from acquisition during year	-
End of year	$ 1,597

Goodwill is no longer amortized starting in 2002. The effect of not amortizing goodwill is summarized as follows:

	2002	2001	2000
Reported net income	$ 521	$ 209	$ 4,161
Add back: goodwill amortization, net of income tax	-	70	66
Adjusted net income	$ 521	$ 279	$ 4,227
Basic earnings per share:			
Reported net income	$ 0.04	$ 0.02	$ 0.30
Goodwill amortization	-	0.01	-
Adjusted net income	$ 0.04	$ 0.03	$ 0.30
Diluted earnings per share:			
Reported net income	$ 0.04	$ 0.01	$ 0.30
Goodwill amortization	-	-	-
Adjusted net income	$ 0.04	$ 0.01	$ 0.30

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 9 - DEPOSITS

A summary of deposits at December 31, 2002 and 2001 is as follows:

	2002	2001
Noninterest-bearing demand	$ 56,639	$ 52,395
Interest-bearing demand	193,033	174,328
Savings	28,562	18,572
Certificates of deposit of $100,000 or more	120,796	145,485
Other time	193,968	158,644
Total deposits	$ 592,998	$ 549,424

Schedule maturities of time deposits for the next five years were as follows:

2003	$ 241,012
2004	44,712
2005	16,649
2006	4,524
2007	7,867

Deposits from principal officers, directors, and their affiliates at year-end 2002 were $2,349.

NOTE 10 - ADVANCES FROM FEDERAL HOME LOAN BANK

The Federal Home Loan Bank (FHLB) of Cincinnati advances funds to the Company with the requirement that the advances are secured by qualifying loans, essentially home mortgages (1-4 family residential). To participate in this program, the Company is required to be a member of the Federal Home Loan Bank and own stock in the FHLB. The Company has $4,216 of such stock at December 31, 2002 to satisfy this requirement.

At both December 31, 2002 and 2001, advances from the FHLB totaled $50,852. The interest rates on these advances ranged from 3.83% to 5.45%. Qualifying loans totaling $94,117 and $76,278 were pledged as security under a blanket pledge agreement with the FHLB at December 31, 2002 and 2001. Securities totaling $21,670 and $7,772 were also pledged for these borrowings at December 31, 2002 and 2001.

(Dollars in thousands, except share and per share amounts)

NOTE 10 – ADVANCES FROM FEDERAL HOME LOAN BANK (Continued)

Maturities of the advances from FHLB at December 31, 2002 are as follows:

2003	$ -
2004	852
2005	1,000
2006	1,000
2007	-
Later years	48,000
	$ 50,852

NOTE 11 – NOTES PAYABLE

Notes payable consist of the following:

	2002	2001
Note payable to a lending institution which bears interest at a rate of 8.25% until June 14, 2003, at which time the rate will be at prime. Interest is payable quarterly and principal is payable quarterly or on an annual basis of at least 10% of the outstanding balance commencing on June 15, 1998. The note is secured by 100% of the common stock of Cumberland Bank. This note was repaid March 20, 2002.	$ -	$ 859
$5,000,000 line of credit from a lending institution with an optional variable or fixed interest rate to be selected for each advance. Variable rate equal to 90 day LIBOR Rate plus 225 basis points. Advances can be made on the line from inception to June 30, 2003. Interest is payable quarterly. Principal is payable in forty equal quarterly payments commencing September 30, 2002 of 2.50% of the respective advances. Advances made on or after July 1, 2002 through June 30, 2003 shall convert to thirty-six quarterly interest plus principal payments beginning September 30, 2003. Quarterly principal payments shall be 2.78% of the respective balance for each advance. The note is secured by all of the outstanding shares of the capital stock of Cumberland Bank, BankTennessee, The Community Bank, The Bank of Dyer and any shares of capital stock the Company owns in any other banks.	1,900	2,000
$6,000,000 line of credit from a lending institution which bears interest at a rate of 7.50%. Advances can no longer be made on this line. Interest is payable quarterly and principal is payable in ten annual installments of $600,000 commencing April 1, 2000. The note is secured by 100% of the common stock of Cumberland Bank, BankTennessee, and The Community Bank.	3 ,600	4,800
	$ 5,500	$ 7,659

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 11 - NOTES PAYABLE (Continued)

Minimum annual principal payments for future years are as follows:

2003	$ 800
2004	800
2005	800
2006	800
2007	800
Later years	1,500
	$ 5,500

The Company has agreed to certain covenants in connection with the notes payable to the lending institution. These covenants include, among other things, minimum financial ratios for the subsidiary Banks. The Banks were not in compliance with all of the provisions of the loan covenants as of December 31, 2002. The Company has obtained a waiver of these covenants from the lending institution.

One of the more significant covenants states if the Company is current on principal and interest payments, it will be permitted to pay dividends to shareholders not exceeding twenty-five percent of net earnings.

NOTE 12 - TRUST PREFERRED SECURITIES

On December 29, 2000, Cumberland Bancorp, Incorporated, through Cumberland Capital Trust I and with the assistance of its Placement Agent, sold to institutional investors $8,000,000 of capital securities. Cumberland Capital Trust I, a Delaware business trust wholly owned by Cumberland Bancorp, Incorporated, issued $8,000,000 of Floating Rate Capital Securities. Holders of the Capital Securities are entitled to receive preferential cumulative cash distributions from the Trust, at a rate per annum reset quarterly equal to the sum of three month LIBOR plus 350 basis points applied to the liquidation amount of $1,000 per Capital Security, accruing from the date of original issuance and payable quarterly in arrears on January 1, April 1, July 1 and October 1 each year commencing April 1, 2001. The rate was 5.15% at December 31, 2002. The Company can defer payment of the cash distributions on the securities at any time or from time to time for a period not to exceed twenty consecutive quarters.

Cumberland Bancorp, Incorporated has, through various contractual arrangements, fully and unconditionally guaranteed all of Cumberland Capital Trust I's obligations with respect to the capital securities. These Capital Securities qualify as a Tier I Capital, subject to certain limitations, and are presented in the Consolidated Balance Sheets as Trust Preferred Securities. The sole asset of Cumberland Capital Trust I is $8,000,000 of junior subordinated debentures issued by Cumberland Bancorp, Incorporated. These junior subordinated debentures also carry the same floating rate as the Capital Securities and both mature on December 25, 2025; however, the maturity of both may be shortened to a date not earlier than December 25, 2005.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 12 - TRUST PREFERRED SECURITIES (Continued)

On July 31, 2001, Cumberland Bancorp, Incorporated, through Cumberland Capital Trust II and with the assistance of its Placement Agent, sold to institutional investors $4,000,000 of capital securities. Cumberland Capital Trust II, a Connecticut business trust wholly-owned by Cumberland Bancorp, Incorporated, issued $4,000,000 of Floating Rate Capital Securities. Holders of the Capital Securities are entitled to receive preferential cumulative cash distributions from the Trust, at a rate per annum reset quarterly equal to the sum of three month LIBOR plus 358 basis points applied to the liquidation amount of $1,000 per Capital Security, accruing from the date of original issuance and payable quarterly in arrears on January 31, April 30, July 31 and October 31 each year commencing October 31, 2001. The rate was 5.34% at December 31, 2002. The Company can defer payment on the securities at any time or from time to time for a period not to exceed twenty consecutive quarters.

Cumberland Bancorp, Incorporated has, through various contractual arrangements, fully and unconditionally guaranteed all of Cumberland Capital Trust II's obligations with respect to the capital securities. These Capital Securities qualify as a Tier I Capital, subject to certain limitations, and are presented in the Consolidated Balance Sheets as Trust Preferred Securities. The sole asset of Cumberland Capital Trust II is $4,000,000 of junior subordinated debentures issued by Cumberland Bancorp, Incorporated. These junior subordinated debentures also carry the same floating rate as the Capital Securities and both mature on July 31, 2031; however, the maturity of both may be shortened to a date not earlier than July 31, 2006.

NOTE 13 - INCOME TAXES

Income tax expense (benefit) consist of the following:

	2002	2001	2000
Current federal	$ 17	$ 1,279	$ 2,398
Current state	9	255	456
Total current tax	26	1,534	2,854
Deferred federal	166	(1,283)	(357)
Deferred state	39	(238)	(66)
Total deferred tax benefits	205	(1,521)	(423)
Tax benefits credited to shareholders' equity related to exercise of stock options	-	5	5
Total income tax expense	$ 231	$ 18	$ 2,436

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 13 - INCOME TAXES (Continued)

Significant temporary differences between tax and financial reporting that result in deferred tax assets (liabilities) included in other assets on the consolidated balance sheet are as follows at December 31, 2002 and 2001:

	2002	2001
Allowance for loan losses	$ 3,535	$ 3,323
Deferred loan fees	89	135
Other	370	529
Total deferred tax assets	3,994	3,987
FHLB stock dividends	$ (734)	$ (659)
Premises and equipment	(495)	(491)
Unrealized gain on securities	(205)	(87)
Loan servicing rights	(84)	(107)
Other	(244)	(88)
Total deferred tax liabilities	(1,762)	(1,432)
Net deferred tax asset	$ 2,232	$ 2,555

A reconciliation of the provision for income taxes with the amount of income taxes computed by applying the federal statutory rate (34%) to earnings before income taxes follows:

	2002	2001	2000
Computed expected provision for income taxes	$ 256	$ 77	$ 2,243
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal tax benefit	32	11	261
Tax exempt interest	(77)	(75)	(69)
Other, net	20	5	1
Total provision for income taxes	$ 231	$ 18	$ 2,436

During 1996, the subsidiary Banks began computing their tax bad debt reserves under the rules which apply to commercial banks. In years prior to 1996, the Banks obtained tax bad debt deductions of approximately $1.8 million in excess of their financial statement allowance for loan losses for which no provision for federal income tax was made. These amounts are subject to federal income tax in future years if used for purposes other than to absorb bad debt losses. This excess reserve is subject to recapture only if a bank ceases to qualify as a bank as defined in the Internal Revenue Code.

(Continued)

NOTE 14 - REGULATORY CAPITAL STANDARDS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

As of December 31, 2002, the most recent notification from the Federal Reserve Bank categorized the Company and all Bank subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Banks must maintain total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the category.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 14 - MINIMUM CAPITAL STANDARDS (Continued)

The Company and the Banks' actual capital amounts and ratios at December 31, 2002 and 2001 are as follows:

	Required Minimum		To be well capitalized under prompt corrective action provisions		Actual	
December 31, 2002	Amount	Ratios	Amount	Ratios	Amount	Ratios
Tier I to average assets -leverage						
Cumberland Bancorp, Inc.	27,947	4.00%	34,933	5.00%	55,544	7.95%
Cumberland Bank	11,024	4.00%	13,780	5.00%	20,255	7.35%
BankTennessee	7,439	4.00%	9,299	5.00%	13,901	7.47%
The Community Bank	6,691	4.00%	8,363	5.00%	14,417	8.62%
Bank of Dyer	2,024	4.00%	2,530	5.00%	3,777	7.46%
Bank of Mason	426	4.00%	532	5.00%	1,088	10.22%
Tier I to risk-weighted assets						
Cumberland Bancorp, Inc.	27,947	4.00%	34,933	6.00%	55,544	10.92%
Cumberland Bank	11,024	4.00%	13,780	6.00%	20,255	9.57%
BankTennessee	7,439	4.00%	9,299	6.00%	13,901	10.49%
The Community Bank	6,691	4.00%	8,363	6.00%	14,417	11.91%
Bank of Dyer	2,024	4.00%	2,530	6.00%	3,777	11.40%
Bank of Mason	426	4.00%	532	6.00%	1,088	20.60%
Total capital to risk-weighted assets						
Cumberland Bancorp, Inc.	27,947	8.00%	34,933	10.00%	61,935	12.18%
Cumberland Bank	11,024	8.00%	13,780	10.00%	22,911	10.82%
BankTennessee	7,439	8.00%	9,299	10.00%	15,578	11.76%
The Community Bank	6,691	8.00%	8,363	10.00%	15,930	13.16%
Bank of Dyer	2,024	8.00%	2,530	10.00%	4,198	12.67%
Bank of Mason	426	8.00%	532	10.00%	1,154	21.85%

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 14 - MINIMUM CAPITAL STANDARDS (Continued)

	Required Minimum		To be well capitalized under prompt corrective action provisions		Actual	
December 31, 2001	Amount	Ratios	Amount	Ratios	Amount	Ratios
Tier I to average assets -leverage						
Cumberland Bancorp, Inc.	$27,089	4.00%	33,861	5.00%	50,612	7.47%
Cumberland Bank	10,682	4.00%	13,352	5.00%	19,006	7.12%
BankTennessee	7,974	4.00%	9,968	5.00%	15,518	7.78%
The Community Bank	5,969	4.00%	7,461	5.00%	9,844	6.60%
Bank of Dyer	2,037	4.00%	2,547	5.00%	3,588	7.04%
Bank of Mason	426	4.00%	533	5.00%	1,001	9.40%
Tier I to risk-weighted assets						
Cumberland Bancorp, Inc.	20,162	4.00%	30,243	6.00%	50,612	10.04%
Cumberland Bank	8,051	4.00%	12,076	6.00%	19,006	9.44%
BankTennessee	6,114	4.00%	9,171	6.00%	15,518	10.15%
The Community Bank	4,198	4.00%	6,296	6.00%	9,844	9.38%
Bank of Dyer	1,348	4.00%	2,022	6.00%	3,588	10.65%
Bank of Mason	217	4.00%	326	6.00%	1,001	18.43%
Total capital to risk-weighted assets						
Cumberland Bancorp, Inc.	40,323	8.00%	50,404	10.00%	56,877	11.28%
Cumberland Bank	16,102	8.00%	20,127	10.00%	21,526	10.69%
BankTennessee	12,228	8.00%	15,285	10.00%	17,450	11.42%
The Community Bank	8,395	8.00%	10,494	10.00%	11,157	10.63%
Bank of Dyer	2,696	8.00%	3,370	10.00%	4,013	11.91%
Bank of Mason	435	8.00%	543	10.00%	1,076	19.81%

The Company and its subsidiaries, Cumberland Bank, BankTennessee and Bank of Dyer, have informally agreed with or committed to bank regulatory officials to take various actions, including to reduce the level of criticized or non-performing loans, to improve loan underwriting, problem loan resolution and collection, and strategic and capital planning, to obtain prior regulatory approval before incurring additional holding company indebtedness, repurchasing shares, or paying dividends from certain subsidiary banks to the holding company or from the holding company to shareholders, and to maintain certain capital levels at subsidiary banks in excess of those required for well capitalized status. The most restrictive of these provisions would require the Company to maintain a Tier I leverage ratio of at least 7.0% at BankTennessee, Bank of Dyer and Cumberland Bank at December 31, 2002. The Company and its subsidiaries believe they were in compliance in all material respects with these informal understandings at December 31, 2002.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 15 - EMPLOYEE BENEFITS

The Company maintains a 401(k) savings plan for all employees who have completed six months of service and are 21 or more years of age. Employer contributions to the plan are determined annually by the board of directors. The Company's expenses related to the plan were $233 in 2002, $398 in 2001, and $414 in 2000.

NOTE 16 - OFF-BALANCE-SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end:

	2002	2001
Commitments to make loans	$ 58,789	$ 49,685
Unused lines of credit and letters of credit	26,156	23,333

Commitments to make loans are generally made for periods of 60 days or less.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows at December 31, 2002 and 2001:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 21,681	$ 21,681	$ 20,868	$ 20,868
Federal funds sold	27,561	27,561	19,531	19,531
Interest-bearing deposits in financial institutions	9,466	9,466	4,563	4,563
Securities available for sale	79,051	79,051	42,814	42,814
Securities held to maturity	11,488	11,616	12,735	12,814
Loans, net of allowance	517,183	522,382	513,222	518,788
Accrued interest receivable	3,922	3,922	4,693	4,693
Restricted equity securities	5,040	5,040	4,719	4,719
Investment in unconsolidated affiliates	6,163	6,163	5,195	5,195
Loan servicing rights	213	213	327	327
Financial liabilities:				
Deposits	592,998	597,690	549,424	553,587
Notes payable	5,500	5,766	7,659	8,088
Federal funds purchased	7,336	7,336	1,675	1,675
Advances from FHLB	50,852	55,642	50,852	52,913
Accrued interest payable	3,129	3,129	3,994	3,994
Trust preferred securities	12,000	12,000	12,000	12,000
Off-balance-sheet financial instruments:				
Commitments to extend credit	$ -	$ -	$ -	$ -
Standby letters of credit	-	-	-	-

The methods of assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 18 - STOCK OPTIONS

Options to buy stock are granted to directors, officers and employees under the Employee Stock Option Plan, which provides for issue of up to 1,100,000 options. Exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is ten years, and options vest over five years.

A summary of the activity in the plan is as follows.

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	913,390	$ 3.22	924,470	$ 3.39	851,270	$ 3.08
Granted	121,000	4.12	39,100	4.12	89,500	6.25
Exercised	(231,680)	2.73	(8,480)	2.73	(2,660)	2.73
Forfeited or expired	(29,170)	2.97	(41,700)	2.73	(13,640)	2.73
Outstanding at end of year	773,540	$ 3.49	913,390	$ 3.22	924,470	$ 3.39
Options exercisable at year-end	615,980		655,296		331,888	
Weighted-average fair value of options granted during year	$ 1.04		$ 1.03		$ 2.60	

Options outstanding at year-end 2002 were as follows:

	Outstanding			Exerciseable	
Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$2.73	463,440	5.00 years	$ 2.73	463,440	$ 2.73
$4.00	90,500	9.00 years	4.00	22,625	4.00
$4.12	54,100	8.28 years	4.12	21,640	4.12
$4.50	15,500	9.00 years	4.50	3,875	4.50
$6.25	150,000	6.51 years	6.25	104,400	6.25
Outstanding at year end	773,540			615,980	

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 19 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

	2002	2001	2000
Basic			
Net income	$ 521	$ 209	$ 4,161
Weighted average common shares outstanding	14,018,715	13,813,774	13,767,312
Basic earnings per common share	$ 0.04	$ 0.02	$ 0.30
Diluted			
Net income	$ 521	$ 209	$ 4,161
Weighted average common shares outstanding for basic earnings per common share	14,018,715	13,813,774	13,767,312
Add: Dilutive effects of assumed exercises of stock options	124,281	206,020	254,614
Average shares and dilutive potential common shares	14,142,996	14,019,794	14,021,926
Diluted earnings per common share	$ 0.04	$ 0.01	$ 0.30

Stock options for 150,000 shares of common stock were not considered in computing diluted earnings per common share for 2002 because they were antidilutive.

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 20 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Provision For Loan Losses	Net Income	Earnings per share Basic	Earnings per share Fully Diluted
2002						
First quarter	$ 11,156	6,168	892	507	0.04	0.04
Second quarter	10,810	6,114	3,727	(1,338)	(0.10)	(0.10)
Third quarter	10,573	5,918	494	1,033	0.07	0.07
Fourth quarter	10,309	6,005	1,687	319	0.02	0.02
2001						
First quarter	14,300	6,168	262	956	0.07	0.07
Second quarter	13,542	5,915	790	543	0.04	0.04
Third quarter	13,211	5,961	3,333	(1,162)	(0.08)	(0.08)
Fourth quarter	11,812	5,920	1,992	(128)	(0.01)	(0.01)

NOTE 21 - PARENT COMPANY ONLY FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS	December 31, 2002	December 31, 2001
ASSETS:		
Cash	$ 1,644	$ 2,693
Investment in subsidiaries	55,173	50,405
Investment in unconsolidated affiliates	5,825	4,928
Premises and equipment	608	239
Other assets	3,913	2,877
	$ 67,163	$ 61,142
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Liabilities:		
Notes payable	$ 5,500	$ 7,659
Accrued interest	902	804
Other liabilities	2,916	994
Subordinate debt securities	12,372	12,372
Total liabilities	21,690	21,829
Total shareholders' equity	45,473	39,313
	$ 67,163	$ 61,142

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 21 - PARENT COMPANY ONLY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME

Years Ended December 31,

	2002	2001	2000
Income:			
Dividends from subsidiaries	$ 2,200	$ -	$ -
Other dividends	-	-	-
Other income	768	33	41
	$ 2,968	$ 33	$ 41
Expenses:			
Interest expense	$ 1,132	$ 1,375	$ 603
Other expense	2,033	1,122	1,323
	$ 3,165	$ 2,497	$ 1,926
Loss before income taxes and effect of undistributed earnings of subsidiaries	(197)	(2,464)	(1,885)
Income tax benefit	902	1,112	732
Income (loss) before effect of undistributed earnings of subsidiaries	705	(1,352)	(1,153)
Undistributed earnings of subsidiaries	(184)	1,561	5,314
Net income	$ 521	$ 209	$ 4,161

(Continued)

(Dollars in thousands, except share and per share amounts)

NOTE 21 - PARENT COMPANY ONLY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 521	$ 209	$ 4,161
Adjustments to reconcile net income to net cash from operating activities:			
Undistributed earnings of subsidiaries	184	(1,561)	(5,314)
Operations of unconsolidated affiliates	98	505	308
Depreciation and amortization	47	34	32
Net change in accrued interest payable	98	91	456
Other, net	1,353	(671)	(384)
Net cash from operating activities	2,301	(1,393)	(741)
Cash flows from investing activities:			
Investment in commercial bank subsidiaries	(4,952)	(3,749)	(5,366)
Investment in unconsolidated affiliates	(995)	(212)	(2,904)
Purchase of premises and equipment, net	(416)	(219)	(29)
Net cash from investing activities	(6,363)	(4,180)	(8,299)
Cash flows from financing activities:			
Proceeds from notes payable	-	-	4,325
Repayment of notes payable	(2,159)	(1,090)	(3,031)
Proceeds from trust preferred securities	-	4,000	8,000
Proceeds from issuance of common stock	6,002	23	434
Repurchase of common stock	-	(283)	-
Dividends paid on common stock	(830)	(795)	(516)
Net cash from financing activities	3,013	1,855	9,212
Net change in cash and cash equivalents	(1,049)	(3,718)	172
Cash and cash equivalents at beginning of year	2,693	6,411	6,239
Cash and cash equivalents at end of year	$ 1,644	$ 2,693	$ 6,411

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements with the Company's independent auditors on any matters of accounting principles or practices or financial statement disclosure during the fiscal year ended December 31, 2002.

ITEM 10. Directors and Executive Officers of the Registrant

The information required by this item with respect to the directors and named executive officers is incorporated herein by reference to the section entitled "Election of Directors" in the Company's definitive proxy materials relating to the Annual Meeting of Shareholders to be held May 15, 2003. The information required by this item for other executive officers is set forth below:

Andy LoCascio (37) has been our Chief Financial Officer since November 2000 and is responsible for overseeing all financial and regulatory matters. Previously, Mr. LoCascio served as Chief Financial Officer of BankTennessee in Collierville, Tennessee from January 2000 through October 2000. Mr. LoCascio served as Senior Financial Officer of Lincoln Federal Savings Bank in Plainfield, Indiana from October 1997 through December 1999. Previously, Mr. LoCascio served as a bank examiner for the Indiana Department of Financial Institutions.

The information required by this section with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the section entitled "Compliance with Section 16(a) of the Exchange Act" in the Company's definitive proxy materials relating to the Annual Meeting of Shareholders to be held May 15, 2003.

ITEM 11. Executive Compensation

The information required by this item with respect to executive compensation is incorporated herein by reference to the section entitled "Executive Compensation" in the Company's definitive proxy materials relating to the Annual Meeting of Shareholders to be held May 15, 2003.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

Information with respect to the security ownership of certain beneficial owners and management is incorporated herein by reference to the section titled "Stock Ownership" in the Company's definitive proxy materials relating to the Annual Meeting of Shareholders to be held May 15, 2003.

Information with respect to the Company's equity compensation plans is incorporated herein by reference to the section entitled "Proposal 2 - Approval of Amendment to Cumberland Bancorp, Incorporated 1998 Stock Option Plan" in the Company's definitive proxy materials relating to the Annual Meeting of Shareholders to be held May 15, 2003.

ITEM 13. Certain Relationships and Related Transactions

Information with respect to certain relationships and related transactions is incorporated herein by reference to the section titled "Certain Relationships and Related Transactions" in the Company's definitive proxy materials relating to the Annual Meeting of Shareholders to be held May 15, 2003.

ITEM 14. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures, as defined in Rule 13a-14 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on the evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date that it completed its evaluation.

ITEM 15. Exhibits and Reports on Form 8-K

(a)(1) Financial Statements. See Item 8.
(a)(2) Financial Statements Schedules. Inapplicable.
(a)(3) Exhibits. See Index to Exhibits.

Registrant is a party to certain notes which are more fully described in the notes to Registrant's financial statements pursuant to which Registrant has borrowed money from other financial institutions in principal amounts which combined do not exceed ten percent (10%) of Registrants total consolidated assets. Copies of these notes will be filed with the Commission upon request. Registrant is also a party to certain agreements entered into in connection with the Company's offering of $12,000,000 in subordinated debentures in connection with the offering of trust preferred securities to institutional investors by Cumberland Capital Trust I and Cumberland Capital Trust II. Copies of the various transaction documents associated with the trust preferred offerings will be filed with the Commission upon request.

(b) Reports on Form 8-K

None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUMBERLAND BANCORP, INCORPORATED

By: /s/ Richard Herrington
Richard Herrington
President (Principal Executive Officer)

Date: March 31, 2003

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Richard Herrington Richard Herrington	President (Principal Executive Officer) and Director	March 31, 2003
/s/ Andy LoCascio Andy LoCascio	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2003
/s/ John Wilder John Wilder	Chairman	March 31, 2003
/s/ Danny Herron Danny Herron	Director	March 31, 2003
/s/ Tom E. Paschal Tom E. Paschal	Director	March 31, 2003
/s/ Tom Brooks Tom Brooks	Director	March 31, 2003
/s/ Ronald Gibson Ronald Gibson	Director	March 31, 2003

Signature	Title	Date
/s/ Frank Inman, Jr. Frank Inman, Jr.	Director	March 31, 2003
/s/ Alex Richmond Alex Richmond	Director	March 31, 2003
/s/ John S. Shepherd John S. Shepherd	Director	March 31, 2003
/s/ James Rout James Rout	Director	March 31, 2003
/s/ Joel Porter Joel Porter	Director	March 31, 2003
/s/ Paul Pratt, Sr. Paul Pratt, Sr.	Director	March 31, 2003
/s/ R. Todd Vanderpool R. Todd Vanderpool	Director	March 31, 2003
/s/ C. M. Gatton C. M. Gatton	Director	March 31, 2003
/s/ William Wallace William Wallace	Director	March 31, 2003

CERTIFICATIONS

I, Richard Herrington, certify that:

1. I have reviewed this annual report on Form 10-K of Cumberland Bancorp, Incorporated;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

By: /s/Richard Herrington
Name: Richard Herrington
Chief Executive Officer

I, Andy LoCascio, certify that:

1. I have reviewed this annual report on Form 10-K of Cumberland Bancorp, Incorporated;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

By: /s/Andy LoCascio
Name: Andy LoCascio
Chief Executive Officer

INDEX TO EXHIBITS

3.1 Restated Charter of the Company (Restated for SEC electronic filing purposes only).

3.2 Amended and Restated Bylaws of the Company (Restated for SEC electronic filing purposes only).

10.1 Cumberland Bancorp, Incorporated 1998 Stock Option Plan (incorporated herein by reference to the Company's definitive Proxy Statement for the Annual Meeting of Shareholders held April 27, 2000).

21.1 Subsidiaries of the Company.

23.1 Consent of Crowe Chizek and Company LLC.

23.2 Consent of Heathcott and Mullaly, P.C.

99.1 Certification Pursuant to 18 U.S.C. 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2 Certification Pursuant to 18 U.S.C. 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.



Cumberland Bancorp, Inc.
Four Corporate Centre
810 Crescent Centre Drive, Suite 320
Franklin, TN 37067
615-263-9500 or toll-free 866-495-8461
www.cumberlandbancorp.com
TRADING SYMBOL CBBP

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